[redacted]

14005205

PE 1/15/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC

JAN 15 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Act: 1934
Section:
Rule: 14a-8(ODS)
Public
Availability: 1-15-14

Kristen N. Cunningham
Bracewell & Giuliani LLP
kristen.cunningham@bgllp.com

Re: ConocoPhillips

Dear Ms. Cunningham:

This is in regard to your letter dated January 15, 2014 concerning the shareholder proposal submitted by The Needmor Fund, The Russell Family Foundation, Everence Financial on behalf of the Praxis Value Index Fund, Zevin Asset Management, LLC on behalf of the Janet Axelrod 1997 Revocable Trust, Ellen D. Goldberg, Izetta Smith and Anne B. Lawson for inclusion in ConocoPhillips' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that ConocoPhillips therefore withdraws its January 3, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Daniel Stranahan
The Needmor Fund

FISMA & OMB Memorandum M-07-16

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

January 15, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Intent to Withdraw No-Action Request Submitted January 3, 2014, Seeking to Omit Shareholder Proposal of Needmor Fund

Ladies and Gentlemen:

On January 3, 2014, we submitted a no-action request (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on behalf of our client, ConocoPhillips (the "Company"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action against the Company if, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, it excluded from its proxy materials for its 2014 annual meeting of stockholders a proposal requesting a review of the Company's public policy advocacy on climate change (the "Proposal") submitted by The Needmor Fund, co-filed by The Russell Family Foundation, Everence Financial on behalf of the Praxis Value Index Fund, Zevin Asset Management, LLC on behalf of the Janet Axelrod 1997 Revocable Trust, and Ellen D. Goldberg, Izetta Smith, and Anne B. Lawson, individual stockholders (collectively the "Proponent"). This letter is to inform you that the Company intends to withdraw its No-Action Request in reliance on the letter of withdrawal received on January 13, 2014 from Daniel Stranahan, Chair – Finance Committee, The Needmor Fund, on behalf of The Needmor Fund and the co-filers. A copy of the Proponent's letter is attached hereto as Attachment A. Each co-filer has confirmed that the Needmor Fund is authorized to withdraw the Proposal on its behalf, and such authorizations are attached to this letter as Attachment B.

Pursuant to *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this withdrawal letter and its attachments to the Commission via email at *shareholderproposals@sec.gov*. A copy of this submission is being sent simultaneously to the Proponent and each co-filer at the addresses and e-mail addresses provided below as notification of the Company's intent to withdraw the No-Action Request.

BRACEWELL
&GIULIANI

Please do not hesitate to call me at (214) 758-1080 if I may be of any further assistance in this matter.

Very truly yours,

Kristen N. Cunningham, Counsel
Bracewell & Giuliani LLP

Enclosures

cc: Daniel Stranahan, Chair-Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, Illinois 60647

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Richard Woo, CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds
1110 North Main Street
P.O. Box 483
Goshen, IN 46527
chris.meyer@everence.com

#4453115.1

BRACEWELL
&GIULIANI

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108
sonia@zevin.com

Ellen D. Goldberg

FISMA & OMB Memorandum M-07-16

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Izetta Smith

FISMA & OMB Memorandum M-07-16

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Anne B. Lawson

FISMA & OMB Memorandum M-07-16

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

BRACEWELL
&GIULIANI

ATTACHMENT A

#4453115.1

THE NEEDMOR FUND

January 13, 2014

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

This letter confirms that the Needmor Fund is withdrawing its shareholder resolution seeking a review of the company's public policy advocacy on climate change.

We do so this behalf of the Needmor Fund and the co-filers.

Sincerely,

Daniel Stranahan/RPH

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management
Praxis Value Index Fund, Everence Financial
Catholic Health East
Ann B. Lawson
Izetta Smith
The Russell Family Foundation
Bracewell & Giuiani

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

BRACEWELL
&GIULIANI

ATTACHMENT B

#4453115.1

THE RUSSELL FAMILY FOUNDATION

October 25, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

The Russell Family Foundation holds 850 shares of ConocoPhillips stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We also strongly believe that good governance is essential for building shareholder value. We are one of a growing number of foundations deeply concerned about the fossil fuel industry's role related to climate change and its public policy advocacy on climate issue.

Therefore, we are co-filing the enclosed shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 we have been a shareholder for more than one year and held $2,000 worth of ConocoPhillips stock. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of ConocoPhillips shares and will continue to hold at least $2,000 worth of stock until the annual meeting. We will be pleased to provide further proof of ownership from our sub-custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for the Russell Family Foundation and primary filer of this resolution is the Needmor Fund.

We hereby deputize the Needmor Fund to act on our behalf to withdraw this resolution.

Sincerely,

Richard Woo
CEO

The Russell Family Foundation
P. O. Box 2567
Gig Harbor, WA 98335
Phone: 253-858-5050

Cunningham, Kristen

From: Chris Meyer <Chris.Meyer@everence.com>
Sent: Wednesday, January 15, 2014 10:41 AM
To: Cunningham, Kristen
Cc: tsmith@bostontrust.com
Subject: RE: ConocoPhillips Shareholder Proposal - Information Requested

Hi Kristen,

Yes, The Needmor Fund has my authorization to withdraw the proposal on behalf of Praxis.

Thanks,
Chris

Chris Meyer
Stewardship Investing Research Specialist
Everence Financial
Advisor to Praxis Mutual Funds

1110 N. Main Street
Goshen, IN 46528
T: (574) 533-9515 x 3291
F: (574) 534-4381
www.everence.com
www.praxismutualfunds.com

From: Cunningham, Kristen [mailto:Kristen.Cunningham@bgllp.com]
Sent: Wednesday, January 15, 2014 11:39 AM
To: Chris Meyer
Cc: tsmith@bostontrust.com
Subject: ConocoPhillips Shareholder Proposal - Information Requested

Dear Mr. Meyer,

We represent ConocoPhillips (the "Company"). We are in receipt of the shareholder proposal from Everence Financial on behalf of the Praxis Value Index Fund ("Praxis") dated November 26, 2013 requesting that the Company complete a review of its public policy advocacy on energy policy and climate change. We are also in receipt of a letter from The Needmor Fund dated January 13, 2014 confirming the withdrawal of the proposal by The Needmor Fund and on behalf of the co-filers, including Praxis. Both letters are attached for your convenience. While the cover letter submitted with your proposal states that the primary filer of the proposal is The Needmor Fund, it does not specifically provide that the The Needmor Fund is authorized to withdraw the proposal on behalf of Praxis. If Needmor has such authorization, please confirm this fact by replying to this email.

Best regards,
Kristen

Kristen N. Cunningham | Counsel | Bracewell & Giuliani LLP
1445 Ross Avenue Suite 3800 | Dallas, Texas | 75202-2711

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

Enclosed please find our letter co-filing the public policy on climate change proposal to be included in the proxy statement of ConocoPhillips (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, the Janet Axelrod 1997 Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 500 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders. A letter verifying ownership of ConocoPhillips shares from our client's custodian is enclosed.

Zevin Asset Management is a co- filer for this proposal. The Needmor Fund is lead filer and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

November 12, 2013

Ellen D. Goldberg

FISMA & OMB Memorandum M-07-16

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 79 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Ellen Goldberg

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 12, 2013

Izetta Smith

FISMA & OMB Memorandum M-07-16

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 185 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Izetta Smith

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 18, 2013

Anne B. Lawson

FISMA & OMB Memorandum M-07-16

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 55 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Anne B. Lawson

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

BRACEWELL & GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

January 3, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Shareholder Proposal from The Needmor Fund

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2014 annual meeting of stockholders (collectively, the "2014 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from The Needmor Fund (co-filed by The Russell Family Foundation, Everence Financial on behalf of the Praxis Value Index Fund, Zevin Asset Management, LLC on behalf of the Janet Axelrod 1997 Revocable Trust, and Ellen D. Goldberg, Izetta Smith, and Anne B. Lawson, individual stockholders, collectively, the "Proponent"). The Proposal, the Proponent's statement in support of the Proposal and related correspondence are attached hereto as Attachment A.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that the Proposal may be properly excluded from the 2014 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2014 Proxy Materials.

The Company intends to file its definitive 2014 Proxy Materials with the Commission on or about March 28, 2014. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not later than 80 days before the Company intends to file its 2014 Proxy Materials.

THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request that independent Board members commission a comprehensive review of ConcocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC[1];
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

BASES FOR EXCLUSION

As discussed more fully below, the Company believes that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(11).

[1] Intergovernmental Panel on Climate Change

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

A. The Proposal relates to the Company's ordinary business operations because it is focused on the Company's involvement in specific lobbying and other activities that are fundamental to the Company's business.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

Under Commission and Staff precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. The Staff has also given guidance as to when a proposal requesting the preparation of a report is excludable under 14a-8(i)(7), stating that a proposal requesting a report may be excludable "if the subject matter of the special report... involves a matter of ordinary business." *See Exchange Act Release No. 34-20091* (Aug. 16, 1982). When reviewing a proposal for potential no action relief under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal deals primarily with an issue considered by the Commission to be a significant social policy, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business manner. *See, e.g.*, *PepsiCo, Inc.* (Mar. 3, 2011) (proposal and supporting statement, which focused mainly on cap and trade legislation, when read together, focused primarily on the company's specific lobbying activities that related to its business and not to its general political activities).

The Proposal seeks a report by the Company on the details of the Company's positions, oversight, and processes related to public policy advocacy on energy policy and climate change. In its supporting statement, the Proposal recommends that the report include, among other things, (a) a statement of whether current Company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC; (b) a statement on direct and indirect expenditures for issue ads designed to influence elections, ballot initiatives or legislation related to climate change; and (c) information on engagements with climate scientists and other stakeholders involved in climate policy discussions.

As stated in the *1998 Release*, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." The Company is involved in global operations relating to the extraction of fossil fuels. The Company believes it is necessary to play an active part in the political process, in particular for those legislative matters and policy debates that will have a direct impact on the business of the Company. A great deal of time and analysis is spent by the Company's board of directors and management to determine which legislative initiatives are most important to the future of the Company and exactly how the Company should interact with the government and other regulatory bodies.

The Company believes that climate change is a significant issue facing its business and has taken steps to understand its greenhouse gas (GHG) footprint, reduce its GHG emissions, evaluate climate change-related risks, leverage technology innovations, engage externally in support of climate change solutions and create and manage climate change management plans for each of its business units.[2] There are many different organizations providing information and resources on climate change. In the absence of U.S. laws related to GHG emissions, it is up to the Company to determine what it believes are appropriate guidelines to follow with respect to targeted GHG reductions for its U.S. operations. On a net production basis, approximately 90% of the Company's facilities are covered by GHG-related reporting and/or permitting requirements, and 40% of the Company's facilities operate in countries with specific GHG emission reduction targets. The Company is on track to meet the emission reduction targets before the compliance deadline.[3] While the Proposal dictates that the Company adopt the standards of the IPCC in determining its GHG reduction targets and plans, the decisions on which organization's research the Company should follow, which solutions it should implement, and which legislative initiatives are most important to the future of the Company are best left to management and the board of directors, rather than stockholders, as management and the board of directors are more aware of the total impact that such decisions may have upon the Company.

[2] ConocoPhillips Website.

[3] ConocoPhillips 2013 Sustainable Development Report, page 96.

In addition, assessing and formulating policies with respect to regulatory or legislative reforms and public policies on specific legislative issues such as climate change and GHG reductions is a customary and important responsibility of management, and is not a proper subject for stockholder involvement. The GHG and climate-related initiatives discussed in the Proposal directly impact the most basic aspects of the Company's ordinary business operations, primarily the processes and procedures related to the Company's extraction of fossil fuels for its customers. The Company states on its website its objective to reduce GHG emissions by implementing a comprehensive climate change action plan, which requires each business unit and major asset to develop and maintain its own individual climate change management plan. Each individual plan includes GHG emission measurements and forecasts, identifies key risks and opportunities, and sets business-appropriate goals and metrics. Accordingly, the decision as to whether the Company should lobby on GHG and other climate-related initiatives and the methods by which it determines to conduct such lobbying efforts is properly left to the Company and its board of directors rather than its stockholders. Likewise, decisions as to which climate scientists or other stakeholders the Company chooses to engage involve many complex factors, including the use of corporate resources and the interaction of the oversight functions of the Company. Stockholders are not positioned to make such decisions. Rather, the determination of appropriate stakeholders with which to engage on matters important to the Company is more appropriately addressed by management and the Board of Directors.

The Staff has concurred on numerous occasions that a proposal may be excluded under Rule 14a-8(i)(7) if it concerns political activity relevant to a specific issue applicable to the Company's ordinary business. In *Bristol Myers Squibb Co.* (Feb. 17, 2009), the Staff agreed that a proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program could be excluded as such lobbying activities pertained to the ordinary business of the company. Similarly, in *Microsoft Corp.* (Sept. 29, 2006), the Staff agreed that a proposal seeking an evaluation of the impact on the company of government regulation of the Internet could be excluded as it directly related to Microsoft's ordinary business. *See also General Motors* (avail. Mar. 17, 1993), (concurring that a proposal directing the company to cease all lobbying efforts to oppose legislation that would increase fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations). More recently, in *Duke Energy Corp.* (Feb. 24, 2012), the Staff agreed that a stockholder proposal requesting a report on the company's global warming-related lobbying activities could be excluded where the initiatives discussed in the proposal related to the company's ordinary business operations, such as the means by which the company generates power for its customers. The Staff noted that the proposal and supporting statement, when read together, focused primarily on Duke Energy's specific lobbying activities related to the operation of its business and not on its general political activities. Additionally, in *Bristol Myers Squibb Co.* (avail. Jan. 29, 2013), the Staff agreed that a stockholder proposal requesting that the company prepare a report on the company's legislative and regulatory public policy issues could be excluded where the supporting statement focused on the company's support of the passage of the Patient Protection and Affordable Care Act and its membership in the Pharmaceutical Research and Manufacturers of America. Again, the Staff noted that the proposal and supporting statement, when read together, focused on specific lobbying activities related to the operation of the company's business and not on its general political activities.

Like the examples above, the Proposal relates to the Company's specific lobbying activities with respect to the operation of its business, specifically with respect to the Company's implementation of its climate change reduction efforts, which fundamentally impacts how the Company operates its business of extracting fossil fuel for its customers. Accordingly, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

B. The Proposal seeks to micromanage the Company's day-to-day business operations through its involvement in specific legislative initiatives.

As mentioned above, the Proposal seeks not only a report on the Company's lobbying efforts toward a specific initiative, it also seeks information on whether the Company complies with a specific target set by the IPCC, which is a non-governmental organization, expenditures for issue ads designed to influence elections, ballot initiatives or legislation related to climate change, and which specific scientists the Company has engaged in discussions on climate policy.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." As the Commission has explained, the ordinary business exclusion under Rule 14a 8(i)(7) rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micromanage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies. *See 1998 Release.*

The Commission has taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See 1998 Release*. The Company acknowledges that proposals that focus on climate change are generally considered to involve significant policy issues. However, the Staff has allowed exclusion of proposals involving significant policy issues when such proposals seek to "micromanage the company to such a degree that the exclusion of the proposal is appropriate." *See Marriott International, Inc.* (March 17, 2010) (proposal limiting showerhead flow excluded despite its focus on global warming). *See also Federal Agricultural Mortgage Corp.* (March 31, 2003) (proposal directing the company to make a specific charitable contribution excluded in contrast to the Staff's general policy of not excluding proposals relating to the broad policy issue of charitable contributions). As discussed in paragraph I.A. above, the Staff has consistently concurred that stockholder proposals that attempt to micromanage a company by attempting to dictate their lobbying activities and participation in public policy debates with respect to specific legislative initiatives are excludable under Rule 14a-8(i)(7).

The Company is the world's largest independent exploration and production company, with operations that span the globe. The Company is a member or sponsor of several organizations related to climate change, including the American Petroleum Institute's Climate Change Working Group; the International Petroleum Industry Environmental Conservation Association's Climate Change Working Group; the MIT Joint Program on the Science and Policy of Global Change; and the Cambridge Energy Research Associates Climate Change and Clean Energy Forum. As described on the Company's web site and in its charter, the Public Policy Committee has the responsibility to "[a]ssist the Board in identifying, evaluating and reviewing social, political and environmental trends and related risks that could affect the Company's business activities and performance" as well as the responsibility to "periodically review and make recommendations to the Board on the Company's compliance with, the Company's policies, programs and practices with regard to...environmental protection...government relations and political contributions. The Proposal seeks to impermissibly micromanage the Company by dictating that the Company must follow the recommendations of the IPCC and adjust its policies and positions related to GHG emissions accordingly. Evaluating the scientific research that the Company ultimately chooses to consider and include in its climate change action plan requires complex analysis and decision making. The determination of which scientific organizations it chooses to align itself with, which scientific standards it chooses as its baseline, and which specific scientists the Company should engage with, should be reserved for management and the Board of Directors. The Proposal, however, seeks to involve the Company's stockholders in these complex and intricate decisions. Because the Proposal seeks to impermissibly micromanage the Company's business operations and decisions, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7).

II. The Proposal may be excluded under Rule 14a-8(i)(10) because it is has been substantially implemented.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. However, the company need not have implemented each element in the precise manner suggested by the proponent. *See Exchange Act Release No. 34-20091* (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objectives." *Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, the Company has already substantially implemented the Proposal and may therefore exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10). The Company clearly describes the oversight responsibility of the Public Policy Committee of the Board of Directors on its website and in its Public Policy Committee charter, also found on the Company's website. In addition, the Company has already conducted a comprehensive review of its positions, oversight and processes related to public policy advocacy on energy policy and climate change, and has provided its findings in its 2013 Sustainable Development Report (the "Report"), which is attached hereto as Attachment B. As stated in the Report, the Company considers sustainable development essential to its mission of supplying the energy that powers modern life. In 2012, the Company was honored for its sustainability development success. The Company was named one of the 100 Best Corporate Citizens by Corporate Responsibility Magazine, included in the Dow Jones Sustainability North America Index for the sixth consecutive year, and achieved improvement in its environmental and performance score from the Carbon Disclosure Project. The 165-page Report provides details on the Company's Political Support Policy and Procedures (pages 9-12 of the Report), including lobbying and grassroots activities with respect to government contacts, grassroots activities, trade association membership and issue advocacy. Contained within this section is a reference to a list of U.S. trade associations to which the Company paid more than $50,000 in annual dues for the year 2012 (available on the ConocoPhillips website), which will be updated to reflect the current year's trade memberships as of the end of 2013. In addition, the Report describes the Company's policies on political contributions (pages 12-14 of the Report), and includes a reference to the list of contributions made at the Federal level by the Company's employee political action committee, the Spirit PAC (available on the ConocoPhillips website), as well as reference to a list of corporate political contributions made at the state and local level, and a list of contributions made with respect to candidate fundraising events and other related requests (each available on the ConocoPhillips website). The Company also provides information on its historical approach to public policy engagement on climate change, including its membership in the US Climate Action Partnership (USCAP) beginning in 2007 and its subsequent decision not to renew this membership. Also provided are links to Company statements on its views on various climate change legislative initiatives (*See, e.g. Company Statement on House Bill*, describing the Company's views on the American Clean Energy and Security Act (ACESA), and *Company Commends Senate Approach*, detailing the Company's support for senators involved with drafting the American Power Act bill, each available on the ConocoPhillips website under "sustainable development"). Finally, the list of climate-related organizations of which the Company is a member or sponsor provided on the Company's website is representative of the stakeholders with which the Company has engaged.

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. For example, in *Wal-Mart Stores, Inc.* (March 30, 2010), at issue was a proposal that sought the adoption of "principles for national and international action to stop global warming," setting forth six principles by which the policy must abide. Wal-Mart Stores argued under Rule 14a-8(i)(10) that it had in place "policies regarding national and international action that embody and reflect, *at least to some degree*," each of the six principles listed in the proposal (emphasis added). The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) as "Wal-Mart's policies, practices and procedures compare favorably with the guidelines of the proposal." *See also Texaco, Inc.* (March 28, 1991) (permitting the exclusion under Rule 14a-8(i)(10) of a proposal seeking the adoption of the "Valdez Principles" regarding environmental matters because it was substantially implemented by company policies and practices concerning environmental disclosure and compliance review); *Exxon Mobil Corp.* (March 23, 2009), (permitting the exclusion of a proposal seeking a report on the company's political contributions and expenditures where even though the company did not disclose all payments to the particular organizations requested by the proposal, the company's disclosures were sufficient to demonstrate substantial implementation under Rule 14a-8(i)(10)).

As noted above, the Company's disclosure pertaining to its positions, oversight and processes related to public policy advocacy on energy policy and climate change "compares favorably" to the core elements of the Proposal, even though the Company's disclosures <u>might</u> not address the specific disclosures requested by the Proposal, such as providing a list of individual scientists with whom the Company has engaged in discussions. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes it may exclude the Proposal from the 2013 Proxy Materials.

III. The Proposal may be excluded under Rule 14-a(8)(i)(11) because it conflicts with a previously submitted proposal.

The Company believes the Proposal may be properly omitted from its proxy materials under Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's 2014 Proxy Materials.

Under Rule 14a-8(i)(11), a company may omit a proposal from its proxy statement when the proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting. *See Exxon Mobil Corporation* (January 22, 2010) and *Occidental Petroleum Corporation* (February 25, 2011). The Commission has stated that the purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release No. 12999* (Nov. 22, 1976). The test applied under Rule 14a-8(i)(11) for determining whether a proposal substantially duplicates an earlier received proposal is whether the proposals present the same core issues, "principal thrust" or "principal focus." *See The Proctor & Gamble Co.* (July 21, 2009); *Pacific Gas & Electric Co.* (February 1, 1993). Importantly, proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Rather, Staff precedent indicates that proposals with the same "principal thrust" or "principal focus" are substantially duplicative despite differences in the specific terms used or breadth of the proposals and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (February 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not be covered by the other proposal); and *Chevron Corp.* (March 23, 2009) (concurring in the exclusion of a proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" as substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals ... for reducing total greenhouse gas emissions").

More recently, in *Caterpillar, Inc.* (March 25, 2013), the Staff allowed Caterpillar to exclude a proposal requesting that its board publish a report "...fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory." Caterpillar received an earlier proposal requesting that its board "review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review by posted on Caterpillar's website by October 2013." Although the two proposals differed in scope and requested action, the Staff agreed with Caterpillar's assertion that both proposals related to the company's practices with respect to international human rights standards, and therefore shared the same principal thrust and principal focus.

The Proposal is dated October 25, 2013. It requests that the Company prepare a report on its public policy advocacy on energy policy and climate change, including an analysis of political advocacy and lobbying activities, as well as disclosing certain related payments and expenditures. Prior to receiving the Proposal, the Company received a similar proposal dated August 21, 2013, from Walden Asset Management (co-filed by The Brainerd Foundation, the Haymarket People's Fund, The Lemmon Foundation, The First Parish in Cambridge, The Sisters of Notre Dame of Toledo, OH, Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America), Sisters of Saint Joseph of Boston, The Pension Boards – United Church of Christ, Inc. (UCC), The First Unitarian Congregational Society in Brooklyn, The Congregation of Divine Providence, The Providence Trust, Zevin Asset Management, LLC on behalf of the Eli S. Plenk Revocable Trust, and Gun Denhart, an individual stockholder), attached hereto as Attachment C (the "Walden Proposal"). The Walden Proposal requests that the Company's board authorize the preparation of a report, updated annually, disclosing the following: policies and procedures governing lobbying and grassroots lobbying communications; a list of payments used for direct and indirect or grassroots lobbying; and a description of the decision making process and oversight for payments used for direct and indirect or grassroots lobbying. Although the two proposals differ in scope and requested action, like the two proposals in *Catepillar Inc.*, the Proposal and the Walden Proposal are substantially duplicative of one another in that they both deal with the Company's policies and procedures related to its political activism activities. This shared principal thrust and focus is evidenced by the following comparison of the resolutions and supporting statements of each proposal:

- Both proposals request a report describing the Company's policies and procedures with respect to its political advocacy activities

- Both proposals request information on Board oversight of the Company's policies and procedures related to political advocacy

- Both proposals request disclosure of payments made to encourage action with respect to specific legislation

- Both proposals request disclosure of indirect support of political activities through payments made to trade organizations or other similar organizations

- Both proposals specifically cite their concern with membership in the U.S. Chamber of Commerce, due to the proponents' perception of the organization's potential negative impact on environmental legislation

Because both proposals concern the Company's political advocacy activities and share the same principal thrust and focus, presenting both proposals for stockholder vote would be confusing to stockholders trying to differentiate between the two. The Company believes that including both the Proposal and Walden Proposal in the 2014 Proxy Materials would present alternative and conflicting decisions for its stockholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved. As the Walden Proposal was received first, the Company believes that the Proposal may be excluded from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because, as discussed above, the Proposal is substantially similar to the Walden Proposal.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth at the end of this letter. Please call me at 214-758-1080 if we may be of any further assistance in this matter.

Very truly yours,

Kristen

Kristen N. Cunningham, Counsel
Bracewell & Giuliani LLP

BRACEWELL & GIULIANI

Enclosures

cc: Daniel Stranahan, Chair-Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, Illinois 60647

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Richard Woo, CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds
1110 North Main Street
P.O. Box 483
Goshen, IN 46527
chris.meyer@everence.com

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108
sonia@zevin.com

Ellen D. Goldberg

BRACEWELL
& GIULIANI

Enclosures

cc: Daniel Stranahan, Chair-Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, Illinois 60647

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Richard Woo, CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds
1110 North Main Street
P.O. Box 483
Goshen, IN 46527
chris.meyer@everence.com

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108
sonia@zevin.com

Ellen D. Goldberg

*** FISMA & OMB Memorandum M-07-16 ***

Enclosures

cc: Daniel Stranahan, Chair-Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, Illinois 60647

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Richard Woo, CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

with a copy to:
Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds
1110 North Main Street
P.O. Box 483
Goshen, IN 46527
chris.meyer@everence.com

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108
sonia@zevin.com

Ellen D. Goldberg

*** FISMA & OMB Memorandum M-07-16 ***

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Izetta Smith

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Anne B. Lawson

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

BRACEWELL
&GIULIANI

ATTACHMENT A

THE NEEDMOR FUND

October 25, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

The Needmor Fund holds 1,500 shares of ConocoPhillips stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the public policy advocacy on climate issue by the fossil fuel industry.

We believe it is important to reassess the positions ConocoPhillips advances on climate change.

Therefore, we are filing the enclosed shareholder proposal with as the primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of ConocoPhillips stock for more than one year. We will be glad to provide proof of ownership from our custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan /RK

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

Northern Trust

October 25, 2013

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,500** shares of **ConocoPhillips (Cusip #20825C104).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **ConocoPhillips** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,

Maureen Piechaczek

Maureen Piechaczek
Account Administrator

THE RUSSELL FAMILY FOUNDATION

October 25, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

The Russell Family Foundation holds 850 shares of ConocoPhillips stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We also strongly believe that good governance is essential for building shareholder value. We are one of a growing number of foundations deeply concerned about the fossil fuel industry's role related to climate change and its public policy advocacy on climate issue.

Therefore, we are co-filing the enclosed shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 we have been a shareholder for more than one year and held $2,000 worth of ConocoPhillips stock. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of ConocoPhillips shares and will continue to hold at least $2,000 worth of stock until the annual meeting. We will be pleased to provide further proof of ownership from our sub-custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for the Russell Family Foundation and primary filer of this resolution is the Needmor Fund.

We hereby deputize the Needmor Fund to act on our behalf to withdraw this resolution.

Sincerely,

Richard Woo / [signature]

Richard Woo
CEO

The Russell Family Foundation
P. O. Box 2567
Gig Harbor, WA 98335
Phone: 253-858-5050

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

BNY MELLON
WEALTH MANAGEMENT

October 25, 2013

To Whom It May Concern:

RE: TGXF0630352 /TRFF WLDLC

The Bank of New York Mellon acts as custodian for **The Russell Family Foundation** with Walden Asset Management as the manager for this portfolio.

We are writing to verify that **The Russell Family Foundation** currently owns **850** shares of **ConocoPhillips (Cusip #20825C104).** As of **October 25th, 2013** we confirm that The Russell Family Foundation has beneficial ownership of at least $2,000 in market value of the voting securities of **ConocoPhillips** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact Jordan Abrams @ 617-722-7425.

Sincerely,

Scott Viel
Vice President

Everence

Everence Financial
1110 North Main Street
Post Office Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

November 26, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

On behalf of the Praxis Value Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on public policy advocacy on energy policy and climate change, for inclusion in Conocophillip's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is the Needmor Fund.

The Praxis Value Index Fund is the beneficial owner of at least $2,000 worth of COP stock. We have held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership is attached.

Everence is the stewardship agency of Mennonite Church USA with $2.3 billion of socially invested assets under management.

If you would like to discuss this proposal, please contact the primary filer, Tim Smith, of Walden Asset Management. He can be reached at 617-726-7155 or tsmith@bostontrust.com. If you need to contact me, I can be reached at 574-533-9515 ext. 3291 or chris.meyer@everence.com.

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

J.P.Morgan

11-7-13

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **ConocoPhillips (Cusip: 20825C104)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of 2,000 shares worth of company shares continuously for one year or more.

Praxis Value Index Fund/Account FISMA & OMB Memorandum M-07-16 **31,637 shares**

Sincerely,

Catherine Nitschke

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

Enclosed please find our letter co-filing the public policy on climate change proposal to be included in the proxy statement of ConocoPhillips (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, the Janet Axelrod 1997 Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 500 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders. A letter verifying ownership of ConocoPhillips shares from our client's custodian is enclosed.

Zevin Asset Management is a co- filer for this proposal. The Needmor Fund is lead filer and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 25, 2013

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 500 shares of common stock in ConocoPhillips (COP) owned by the Janet Axelrod 1997 Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of COP and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Janet Axelrod 1997 Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the Janet Axelrod 1997 Revocable Trust and is planning to co-file a share holder resolution on the Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
UBS Financial Services, Inc.

November 12, 2013

Ellen D. Goldberg

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 79 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X [signature]
Ellen Goldberg

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

November 12, 2013

Izetta Smith

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 185 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Izetta Smith

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

November 18, 2013

Anne B. Lawson

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 55 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Anne B. Lawson

Anne B. Lawson

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

CONOCOPHILLIPS

REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that Independent Board members commission a comprehensive review of ConocoPhillips positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

BRACEWELL
& GIULIANI

ATTACHMENT B

(Attached Separately Due to Length)

#4427276.4

BRACEWELL
&GIULIANI

ATTACHMENT C

Walden Asset Management
Advancing sustainable business practices since 1975

August 21, 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

Walden Asset Management holds at least 415,000 shares of ConocoPhillips on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $2.3 billion in assets under management. We are pleased to be a long-term owner of ConocoPhillips stock.

As we did last year, Walden Asset Management is filing the enclosed resolution with ConocoPhillips seeking disclosure of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue as we had in the past on this important topic.

We are filing the enclosed shareholder proposal with for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of ConocoPhillips shares.

We have been a shareholder for more than one year holding over $2,000 of ConocoPhillips shares and will hold at least $2,000 of ConocoPhillips stock through the next annual meeting. A verification letter will be provided by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

282

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

ConocoPhillips Lobbying Disclosure

Whereas, we have strong interest in full disclosure of our company's lobbying activities and expenditures to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long term value.

Resolved, the shareholders of ConocoPhillips request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ConocoPhillips used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ConocoPhillips is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include lobbying at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly.

This resolution received 26% voting support in 2011.

We appreciate the update on the company website on both political spending and lobbying including expanded management oversight. But the website disclosure is incomplete since it does not disclose lobbying priorities nor contributions to trade associations used for lobbying.

ConocoPhillips has been on the Board of the United States Chamber of Commerce which is noted as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 21, 2012). Since 1998 the Chamber has spent approximately $1 billion on lobbying. Yet ConocoPhillips does not disclose its Chamber payments nor the portions used for lobbying.

This is an integrity problem for ConocoPhillips since the Chamber actively opposes many environmental regulations and sued the EPA when it moved to regulate certain greenhouse gas emissions.

ConocoPhillips spent approximately $45 million in 2010, 2011 and 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition nor lobbying expenditures in states that do not require disclosure.

Since ConocoPhillips is now a new company and its lobbying activities and expenditures may have changed, it is an opportune time to set the record straight and disclose company priorities and expenditures going forward. Disclosure is in investor's best interest.



ConocoPhillips

Sustainable Development

Introduction

This file contains all of the content related to sustainability found on ConocoPhillips.com. Its purpose is to better communicate our progress on sustainable development issues for stakeholders who choose to download our content. The file is current as of December 31, 2013.

Contents

Our Approach


LETTER TO
STAKEHOLDERS

At ConocoPhillips, we consider sustainable development essential to our mission of supplying the energy that powers modern life. This 2012 Sustainable Development Report describes in detail our company's sustainability progress and challenges, as well as our comprehensive action plans.

This is our first report on sustainable development since the mid-2012 transformation of ConocoPhillips through the spin-off of our downstream assets. The repositioning made us the world's largest independent oil and natural gas exploration and production company, based on production and proved reserves. With renewed focus on our core skills and business, we will focus just as intently on our responsibilities.

Measurable Progress

For ConocoPhillips, sustainable development is about conducting our business to promote economic growth, a healthy environment and vibrant communities, now and into the future. The past year featured several key achievements in our sustainability efforts. For example, we:

- Formulated, published and began reporting on the ConocoPhillips Global Onshore Well Operating Principles. These practices direct our environmental and social actions throughout resource development, from initial site selection through final restoration. They include steps we take to ensure safe and environmentally sound drilling and completion operations, including hydraulic fracturing;

- Reduced or prevented greenhouse gas emissions from select operations by approximately one million metric tons through numerous energy and process efficiency projects;

- Integrated sustainable development more clearly into our Health, Safety and Environment Management System to drive ongoing progress in performance as well as consistency in our approach;

- Conducted biodiversity risk assessments at all of our major operated assets around the globe;

- Held an interactive best-practices workshop for more than 100 ConocoPhillips sustainable development practitioners worldwide, covering successes and challenges on social and environmental issues; and

- Launched an innovative learning module to promote employee awareness, understanding and discussion of sustainability issues, as well as incorporation of sustainable development considerations into daily decision making.

2012 Performance

ConocoPhillips was honored in 2012 for our sustainable development success. We were named one of the 100 Best Corporate Citizens by Corporate Responsibility Magazine, included in the Dow Jones Sustainability North America Index for the sixth consecutive year, and achieved improvement in our environmental disclosure and performance score from the Carbon Disclosure Project.

New Reporting Format

We have reconfigured this Sustainable Development Report to provide more information and to make it more easily accessible for readers. Our report is organized in six sections: Common Questions, Our Approach, Environment, Safety & Health, People & Society, and Reporting.

Common Questions addresses topics people ask us about most such as climate change, community engagement and hydraulic fracturing, among others. Please revisit this section periodically for updates on important energy issues.

Our Approach describes how we integrate sustainable development into all parts of the company, with attention to overall governance and accountability. In turn, the Environment, and People & Society sections are more tightly focused on commitments, performance indicators and results. They describe our actions on key topics including climate change, water, biodiversity, human rights and stakeholder engagement.

For those seeking more specific information and metrics, we added an index feature to the Reporting section that links to topics outlined by the Global Reporting Initiative. This section now tracks only Exploration and Production performance data, reflecting the repositioning of our company; and we've restated data from prior years in the same way. Our 2012 metrics have been finalized and posted since mid-2013.

More to Come

The new ConocoPhillips combines our legacy strengths with the focus and culture of an independent company. Our SPIRIT Values (Safety, People, Integrity, Responsibility, Innovation and Teamwork) guide our actions globally and provide the foundation for our commitment to sustainable development.

ConocoPhillips is committed to ongoing engagement. We strive to communicate transparently with stakeholders about our sustainable development approach and focus areas, as well as our successes and challenges. We trust that this report delivers on that aspiration, and we look forward to your comments.

Sincerely,

Ryan M. Lance

Ryan M. Lance
Chairman and Chief Executive Officer

Living By Our Principles

ConocoPhillips' approach to sustainable development stems from our fundamental intent to prosper as a business and to meet the energy needs of present and future generations. In doing so, we also will create value and improve living standards for our stakeholders.



Our Commitments

Our sustainable development approach integrates principles, commitments, positions, action plans, performance indicators, engagement results and reporting. We seek continuous improvement and skills development in each of these management system elements. That's what leads to measurable results for social, economic and environmental performance. Our mission is to power civilization. Energy plays a foundational role in enabling global economic development and human progress. Many sources will be needed to meet global energy demand, and this fact underscores the importance of a balanced energy policy approach. In support of ongoing dialogue with a broad spectrum of stakeholders, ConocoPhillips developed 10 energy principles to guide development of positions on specific public policy issues including environmental issues such as climate change. We invite you to read and share your thoughts on these principles. We also recognize that there are environmental and social implications, and that emphasizing responsible development is important. That's why we created the ConocoPhillips Global Onshore Well Management Principles to guide how we protect and respect people and the environment. We take these principles seriously, and we welcome your comments on them.

Our Sustainable Development Commitments

Increase Availability of Cleaner Energy	Be Transparent and Accountable	Operate Safely
Benefit Communities	Minimize Environmental Footprint	Invest in Employees
Improve Energy and Material Efficiency	Work Ethically	Ensure Long-term Viability

Vision & Values

Our vision is to be the E&P company of choice for all stakeholders by pioneering a new standard of excellence. Our SPIRIT Values consist of Safety, People, Integrity, Responsibility, Innovation and Teamwork.

Our vision and values are essential building blocks in the continued success of ConocoPhillips. We further define and uphold our values through the following policies and positions.

Policies

Key ConocoPhillips operating policies include:

- Code of Business Ethics and Conduct
- Health, Safety and Environmental Policy
- Political Support Policy and Procedures
- Political Contributions
- Substance Abuse Policy

Code of Business Ethics and Conduct

The history of ConocoPhillips includes a long-standing commitment to conduct all business activities with the highest ethical standards. Our SPIRIT values lay out what we expect from ourselves and each other, as well as our commitment to integrity. In today's business environment, living our values is critical for our continued success in the global marketplace. Our Code forms the foundation of our compliance and ethics program and guides us in our day-to-day work. It explains ConocoPhillips' standards as well as our legal and ethical responsibilities, and it provides concrete guidance for the behaviors expected of us. You can read the complete Code of Business Ethics and Conduct at ConocoPhillips.com→Investor→Corporate Governance.

Health, Safety and Environmental Policy

ConocoPhillips is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities in which we operate or uses our products. Wherever we operate, we will conduct our business with respect and care for both the local and global environment and systematically manage risks to drive sustainable business growth. We will not be satisfied until we succeed in eliminating all injuries, occupational illnesses, unsafe practices and incidents of environmental harm from our activities.

Our Plan

To meet our commitment, ConocoPhillips will:

- Demonstrate visible and active leadership that engages employees and service providers and manage health, safety and environmental (HSE) performance as a line responsibility with clear authorities and accountabilities.

- Ensure that all employees and contractors understand that working safely is a condition of employment, and that they are each responsible for their own safety and the safety of those around them.

- Maintain "stop work policies" that establish the responsibility and authority for all employees and contractors to stop work they believe to be unsafe.

- Manage all projects, products and processes through their life-cycles in a way that protects safety and health and minimizes impacts on the environment.

- Provide employees with the capabilities, knowledge and resources necessary to instill personal ownership and motivation to achieve HSE excellence.

- Provide relevant safety and health information to contractors and require them to provide proper training for the safe, environmentally sound performance of their work.

- Measure, audit and publicly report HSE performance and maintain open dialogue with stakeholder groups and with communities where we operate.

- Comply with applicable regulations and laws.

- Work with both governments and stakeholders where we operate to develop regulations and standards that improve the safety and health of people and the environment.

- Maintain a secure work environment to protect ourselves, our contractors and the Company's assets from risks of injury, property loss or damage resulting from hostile acts.

- Communicate our commitment to this policy to our subsidiaries, affiliates, contractors and governments worldwide and seek their support.

Our Expectations

Through implementation of this policy, ConocoPhillips seeks to earn the public's trust and to be recognized as the leader in HSE performance.

Political Support Policy and Procedures

Customers, community groups, political organizations and others regularly approach ConocoPhillips to support civic and political activities. Management and the ConocoPhillips Board of Directors encourage involvement in activities that advance the company's goals and improve the communities where we work and live.

Overview

A number of local, state and federal laws exist that govern corporate involvement in activities of a political or public policy nature. These statutes contain numerous prohibitions and detailed reporting and record-keeping requirements. They also contain enforcement provisions that carry civil and criminal penalties for noncompliance. Employees may be asked to participate in activities that fall under the jurisdiction of one or more of these statutes.

The policies and guidelines below have been approved by the Public Policy Committee of the Board of Directors and are intended to help ensure corporate compliance with these laws and regulations. With respect to political contributions, all such contributions will promote only the interests of ConocoPhillips, and not the personal political preferences of its company officers and executives.

These policies and guidelines deal primarily with U.S. domestic political activity, and are not intended to cover the many global political, legal and business issues that apply to U.S. corporations and their international affiliates. Other countries' rules and U.S. rules, such as the Foreign Corrupt Practices Act, are covered under other policies. Additionally, the policies and guidelines below only apply to situations where employees are asked to act on behalf of ConocoPhillips and do not apply to personal activities employees choose to fund or pursue at their own cost and on their own time.

In addition to undergoing a voluntary, internal assurance audit of its corporate political expenditures each year, ConocoPhillips assesses its political policies on a regular basis and in light of changes in federal, state and local lobbying and campaign finance laws and regulations. For the period May 1, 2012 – June 30, 2013, ConocoPhillips has adhered to its own code for corporate political spending.

Gifts to Elected Officials, Regulators and Government Employees

Federal law prohibits registered federal lobbyists and those entities that employ federal lobbyists (such as ConocoPhillips) from providing gifts or anything of value to Members of Congress or Congressional staffers. This includes appreciation gifts, items for display in his or her office, as well as tickets to sporting or other events. Of particular note, it also includes meals and lodging. While the rules provide for selected exceptions, great care is required to ensure compliance. Separate and similarly strict gift rules apply to the Executive Branch of the federal government. Additionally, states and localities have various types of gift rules, with some states such as California having very strict gift prohibitions and reporting requirements.

Any gift to an elected official or government employee made on behalf of ConocoPhillips must comply with the applicable gift ban rules and receive prior approval from Government Affairs.

Lobbying & Grassroots Activities – Government Contacts

Federal, state and local statutes govern corporate lobbying activities. These statutes require activities and expenses associated with working legislative and regulatory issues be reported regularly and in prescribed ways. Contacts with officials and other efforts to influence government action, including permitting or licensing of company operations, may constitute lobbying activities under various state and local laws.

While the Federal Lobbying Disclosure Act exempts infrequent contacts with federal lawmakers, advance consultation with Government Affairs is essential to confirm the ground rules for these discussions and proper reporting. Consultation with Government Affairs is also required for contacts with state and local officials. This is especially important given the wide variation in rules from state to state and locality to locality.

Additionally, ConocoPhillips employees should refrain from the following activities at the state or federal level without prior internal consultation and approval:

- Testifying before a legislative or regulatory body.

- Agreeing to share in the costs of retaining a firm or individual to work a regulatory or a legislative issue.

- Agreeing to join an association or coalition whose purpose is to influence a regulatory or legislative issue.

- Lending ConocoPhillips' name to any effort to endorse or oppose a pending legislative or regulatory issue.

Grassroots Activities

Grassroots activities are designed to supplement lobbying efforts in influencing officials to take favorable action on legislation important to the company. When appropriate, ConocoPhillips will initiate calls to action targeted to our employees, which typically include the development and distribution of information and mobilization to contact policymakers or elected officials. In the same way, ConocoPhillips may expand its grassroots activity and/or calls to action to include the general public, as deemed necessary on a case-by-case basis. All grassroots activities are based on collaboration between appropriate Government Affairs and business unit personnel.

Lobbying-related Activities – Trade Association Membership

ConocoPhillips actively engages with trade associations at the national, state and local levels. We encourage our employees to represent the interests of the company and the communities in which we operate through participation in committees and/or leadership roles in these associations. While not the primary motivation for joining or maintaining membership in any trade association, many actively engage in lobbying. Employees who serve on trade association committees that are advocating legislation or regulation must work closely with Government Affairs, affected business units and Legal to develop appropriate positions and ensure compliance with any possible lobbying disclosure requirements.

Through participation in trade associations involved in lobbying, ConocoPhillips seeks to champion legislative solutions that are practical, economical, environmentally responsible, non-partisan and in the best interests of the company. We feel it is important to be actively engaged with these organizations so our positions on key issues to the company can be expressed. We recognize that among trade association members there can be viable viewpoints that differ from ours. When this occurs, we seek to work with the association membership to promote reasonable compromise on major initiatives affecting the company and its stakeholders. See U.S. trade associations to which ConocoPhillips paid more than $50,000 in annual dues for the year 2012. The report will be updated at the end of 2013 to reflect the current year's trade association memberships."

Independent Expenditures

For ConocoPhillips purposes, independent expenditures are defined as those funds given or expended to directly support or defeat a candidate, without collaboration of the candidate. ConocoPhillips' policy is to not make independent expenditures itself. However, if a compelling business purpose exists, an exception to this policy may be granted with the consent of Government Affairs, business unit personnel and Legal. Approval of the Public Policy Committee is also required. For the period May 1, 2012 – December 31, 2012, no contributions to independent expenditures were made by ConocoPhillips.

Certain trade associations in which the company maintains membership elect to incur independent expenditures. We have engaged in discussions with certain stakeholders who have expressed concern about this trade association practice. As with prior reporting periods, ConocoPhillips again stipulated that none of our national trade association dues be applied to independent expenditures focused on the election or defeat of any federal candidates for the period May 1, 2012 – December 31, 2012.

Issue Advocacy

For ConocoPhillips business purposes, issue advocacy is the support of a pro-energy and/or pro-business position regarding a ballot initiative to be voted on by the people. Issue advocacy may also include support of an initiative that would defeat anti-energy and/or anti-business measures. Actions typically include development and distribution/broadcasting of information either jointly or solely, and may include signature gathering on initiative petitions which the company has expressly supported. ConocoPhillips will be active in such issues, provided there is a compelling ConocoPhillips business rationale; an agreement to participate among the affected business units and Government Affairs personnel and management; and where there is distribution/broadcasting of information, significant ConocoPhillips and/or energy industry involvement, input and approval of the message development and the tactics taken in the initiative process.

Political Contributions

Federal Political Campaign Contributions

Federal laws strictly forbid the giving or use of corporate funds for candidates campaigning for federal office, such as Congress. These laws apply to actual candidate campaigns and to solicitations from third parties, such as external political action committees, whose purpose is to help elect federal candidates.

ConocoPhillips is authorized under law to establish an employee political action committee (PAC) and fund its cost of administration. Consistent with approval of the Public Policy Committee, Spirit PAC has been formed to facilitate contribution of employee funds to federal candidates as well as state and local candidates. See list of contributions made by Spirit PAC from May 1, 2012 – June 30, 2013. Going forward, this information will be provided as an 18-month rolling archive, inclusive of the current report.

The Spirit PAC Board of Directors has established in its operating guidelines the following nonexclusive criteria for selecting candidates to support:

- The integrity and character of the candidate;
- The candidate's holding of a leadership or policy position in his party or on a standing legislative committee, or the likelihood of the candidate's attaining such position in the future;
- The candidate's position and/or voting record on issues affecting the relationship of business and government and on economic and social questions of importance;
- The candidate's relationship with or representation of an operating facility or company operations;
- The nature and strength of the candidate's opposition in primary or general elections; or
- Other sources of financial assistance available to the candidate.

In addition, the Spirit PAC Board of Directors primarily concentrates on contributions that go direct to candidates for office, generally avoiding:

- Independent expenditures in support of or opposition to a candidate;
- Out-of-election-cycle contributions;
- Contributions to Presidential campaigns;
- Contributions to leadership PACs;
- Contributions to political parties; and
- Large contributions to trade association PACs.

State & Local Political Campaign Contributions

Individual state and local laws govern contributions to candidates running for election to state and local offices. The Public Policy Committee has authorized a strict process for the justification, approval and reporting of any corporate political contributions made in states that permit corporate contributions. The Public Policy Committee also sets a bi-annual budget for such corporate contributions in the U.S. and Canada.

The guidelines for determining whether a corporate political contribution should be made to a candidate are the same as the political action committee guidelines above, including those contributions to be avoided.

The responsibility to approve and administer contribution requests has been delegated to the corporate officer responsible for government affairs or his or her designee. Accordingly, the Vice President, Federal & State Government Affairs, and Legal must approve all requests for U.S. state and local contributions. The Vice President of ConocoPhillips Canada responsible for Government Affairs and Legal must approve all Canadian requests. See list of corporate political contributions made from May 1, 2012 - June 30, 2013. Going forward, this information will be provided as an 18-month rolling archive, inclusive of the current report.

The Spirit PAC Board of Directors may elect to make state and local contributions in states where corporate contributions are not allowed subject to applicable laws and PAC operating guidelines.

Contributions to Other Political Action Committees

Many industry and special interest groups have created their own political action committees to elect candidates to office. State and national petroleum marketing associations, for example, have created PACs and are soliciting members and suppliers. Corporate contributions to these external PACs are strictly prohibited under ConocoPhillips policy if the contributions are intended to be used to fund candidates or their election campaigns. This includes the expensing of any costs for events such as golf and fishing tournaments, hunts, dinners, silent auctions and other types of activities used by these PACs to raise funds. Corporate contributions to fund administrative costs of certain external PACs may be permitted if allowed under applicable law, if doing so advances company goals, and if approved by Government Affairs and Legal.

Candidate Fundraising Events and Other Related Requests

Candidates and their supporters hold social activities as political fundraisers. Recognizing federal and many state laws impose restrictions, corporate funds for these activities require prior review and approval of Government Affairs and Legal.

ConocoPhillips does, from time to time, contribute to ballot initiatives, get out the vote activities and partisan organizations such as the Democratic and Republican governors associations. These, too, require review and approval of Government Affairs and Legal. See list of contributions made from May 1, 2002 - June 30, 2013. Going forward, this information will be provided as an 18-month rolling archive, inclusive of the current report.

Contributions to Political Parties

Contributions to national parties by a corporation are illegal. Any such requests should be forwarded to Government Affairs given the potential for changes in the law and the need to monitor such requests. Contributions to state parties remain legal, but subject to varying limitations and reporting requirements depending on the state. All requests require Government Affairs and Legal review and approval.

Party Conventions

ConocoPhillips may elect to participate in state or federal political party conventions. Although corporate contributions to political parties at the national level are prohibited by law, corporations may make contributions to the presidential conventions held by the parties through the host committees. Any such contribution requires the review and approval of Government Affairs and Legal.

Substance Abuse Policy

At ConocoPhillips, our objective is to create and maintain an operating environment free of substance abuse. We believe that substance abuse increases the potential for accidents, absenteeism, substandard performance, and poor employee morale and health, as well as damage to the company's reputation. The company has zero tolerance for violations of this Policy and the employment of even first time offenders will be terminated in accordance with relevant law.

To enforce this Policy, ConocoPhillips will:

- Implement a substance abuse testing program that subjects employees to random drug and alcohol screening.

- Require pre-employment drug testing of job applicants, and drug and alcohol testing of employees for reasonable suspicion/cause, post-accident situations, rehabilitation follow-up, and to verify return-to-duty eligibility post-rehabilitation.

- Ensure that all employees are aware that this Policy covers improper use of prescription medications, as well as abuse of alcohol, illegal drugs and other substances that may alter an individual's mood, perception, coordination, response, performance or judgment.

- Provide relevant training to raise employee awareness of substance abuse issues and the consequences for violation of this Policy.

- Provide employees who voluntarily disclose their substance abuse problems with opportunities for rehabilitation, where adequate facilities are available and it is feasible to do so.

- Offer internal or external resources, where available, to answer employees' questions regarding the potential work-related impact of over-the-counter or prescription medications.

- Communicate our commitment to this Policy to our employees, contractors, and visitors and engage their support for creating and maintaining an environment that is free of substance abuse.

In those circumstances where government regulations, laws, or local practices impact the implementation of this Policy, business unit leadership will develop and implement a country-specific Substance Abuse Policy that conforms to local requirements, after which the local policy will be included as an addendum to this Policy. Applicants and employees will adhere to the Substance Abuse Policy addendum relevant to their country.

We believe that the successful implementation of this Global Substance Abuse Policy will help ensure a continued safe, healthy and productive work environment.



Our Positions

Sustainable Development Position

For ConocoPhillips, Sustainable Development is about conducting our business to promote economic growth, a healthy environment and vibrant communities, now and into the future. We believe that this approach will enable us to deliver long-term value and satisfaction to our shareholders and our stakeholders.

Sustainable Development is fully aligned with our vision, to be the E&P company of choice for all stakeholders by pioneering a new standard of excellence, and our SPIRIT Values.

Our Focus

To deliver on these commitments, we will prioritize issues, establish plans for action with clear goals and monitor our performance. In addition, we will develop the following company-wide competencies to successfully promote sustainable development:

- Integration – Clearly and completely integrate economic, social and environmental considerations into strategic planning, decision-making and operating processes.
- Stakeholder Engagement – Engage our stakeholders to understand their diverse and evolving expectations and incorporate that understanding into our strategies.
- Life-Cycle Management – Manage the full life-cycle impacts of our operations, assets, and products.
- Knowledge Management – Share our successes and failures to learn from our experiences.
- Innovation – Create a culture that brings new, innovative thinking to the challenges of our evolving business environment.

Our Expectations

Through delivering on our commitments to sustainable development, we will be the best company to have as a supplier, investment, employer, partner and neighbor.

Biodiversity Position

ConocoPhillips will implement mitigation planning processes aimed at reducing the effects of our activities on the environment and conserving biodiversity. We will address biodiversity conservation as part of investment appraisal, and during the planning and development of major capital projects, by conducting environmental impact analyses, collecting key environmental data and implementing mitigation and monitoring programs to reduce impacts and assure results.

Our Focus

We are continuously building our knowledge about the ecosystems in which we work and recently completed an internal study to benchmark our performance compared to other extractive-industry companies. To increase internal awareness about biodiversity, a knowledge-sharing intranet site has been launched to foster employee collaboration within ConocoPhillips in the areas of biodiversity and ecosystems.

We conducted industry benchmarking to explore better ways to collect and manage our biodiversity data. We are using a range of technologies, from improved animal tagging to streamlined databases. Employees are encouraged to ask questions about challenges they encounter in this area, and to share project ideas for technology development in the area of ecosystems and land use. The intranet site also provides such resources as global conferences and contacts to benefit its members.

Our biodiversity strategy will include the following elements:

- Integration of biodiversity conservation principles in our business management systems, considering all stages of the asset life cycle.
- Development of Biodiversity Action Plans for projects located in areas of high conservation value.
- Use of widely available and effective planning tools such as those developed by the International Petroleum Industry Environmental Conservation Association (IPIECA) , Energy and Biodiversity Initiative, and the International Association of Oil and Gas Producers to facilitate biodiversity conservation.
- Adoption of a landscape-scale perspective which promotes habitat integrity and connectivity over a broader area than just our facility sites as important issues in land use decision making.
- Consideration of targeted opportunities for habitat improvement, including projects for rehabilitation. The use of biodiversity offsets will be considered when appropriate.

- Collaboration with key stakeholders to increase capacity for biodiversity protection, internally and in related institutions and communities.

- Linkage of biodiversity protection with GHG emissions reductions, where both goals can be met through integrated planning and action.

Our Expectations

We follow widely accepted guidelines from the IPIECA and the International Association of Oil and Gas Producers (OGP) in our approach to biodiversity conservation. As a member of the IPIECA biodiversity working group, we work to develop tools and materials to help companies across our industry enhance their biodiversity conservation activities. As a founding member of the OGP's Sound and Marine Life program, we support continued research to increase scientific knowledge on the possible impact that sound produced by offshore exploration and production has on marine mammals, fish, turtles, seabirds, invertebrates and other marine life. In the fulfillment of our business strategy, we will serve as a positive example of how natural resource development can occur in harmony with society's need to conserve biodiversity. For more information, visit the Biodiversity section on ConocoPhillips.com

Climate Change Position

ConocoPhillips recognizes that human activity, including the burning of fossil fuels, is contributing to increased concentrations of greenhouse gases (GHG) in the atmosphere that can lead to adverse changes in global climate.

Our Focus

While uncertainties remain, we continue to manage greenhouse gas emissions in our operations and to integrate climate change related activities and goals into our business planning. Our corporate action plan focuses on the following areas:

- Understanding our GHG footprint
- Reducing our GHG emissions
- Evaluating climate change related risks
- Leveraging technology innovation to explore new business opportunities
- Engaging externally in support of practical, sustainable climate change solutions
- Reviewing progress and updating business unit climate change management plans

Our approach to climate change is designed to advance the company's vision to be the exploration and production company of choice for all stakeholders by pioneering a new standard of excellence.

Climate Change Public Policy

We believe that effective climate change policy must be aligned with the following principles:

- Recognize that climate change is a global issue which requires global solutions – economy-wide governmental GHG management frameworks should be linked to binding international agreements comprising the major GHG contributors
- Result in the stabilization of global GHG atmospheric concentrations at safe levels
- Coordinate with energy policy to ensure a diverse and secure supply of affordable energy
- Utilize market-based mechanisms rather than technology mandates
- Create a level competitive playing field among energy sources and between countries
- Avoid overlapping or duplicating existing energy and climate change programs
- Provide long-term certainty for investment decisions
- Promote government and private sector investment in energy research and development
- Match the pace at which new technology can be developed and deployed
- Encourage efficient use of energy
- Foster resiliency to the impacts of a changing climate
- Avoid undue harm to the economy

Building balanced energy policies is challenging, and we recognize that no one has all the answers. As economies around the world continue to develop, fossil fuels will play an important role in meeting the growing global demand for energy. Meeting the challenge of taking action on climate change while providing adequate, affordable supplies of reliable energy will require financial investments, skilled people, technical innovation and responsible stewardship from policy makers, energy producers and consumers.

ConocoPhillips is committed to doing our part.

Diversity & Inclusion Position

At ConocoPhillips, we strive to represent and reflect the global communities in which we live and work. To deliver superior performance, we create an environment of inclusion that respects the contributions and differences of every individual (employees, contract workers, suppliers and business partners). Wherever possible, we use these differences to drive competitive business advantage, personal growth and, ultimately, create success for ConocoPhillips globally.

Our Focus

As we pursue opportunities in a dynamic marketplace, we value motivated people who set the standard of excellence by:

- Living our SPIRIT Values.
- Demonstrating a proactive attitude and being culturally capable of doing business globally.
- Using creativity and a variety of approaches to capture opportunities.

- Inspiring and supporting others to reach new heights.

Our Expectations

At ConocoPhillips, our pledge to diversity is a global commitment that reaches across the entire company. Our leadership team, managers and supervisors are accountable for developing and progressing our global inclusion initiatives. Additionally, employees and contractors are responsible for playing a key role in ensuring that their personal behaviors create an inclusive work environment. As a company, we continue to measure our progress toward becoming representative and reflective of the communities in which we live and work.

Economic Transparency and Reporting Position

ConocoPhillips participates in the Extractive Industries Transparency Initiative (EITI), which seeks to ensure that natural resource wealth is an engine for sustainable economic growth that contributes to sustainable development and poverty reduction.

Our Focus & Expectations

We remain actively involved in the EITI process and implementation in participating countries where we operate. Currently, three participating countries where we operate have achieved full EITI compliance – Timor-Leste, Nigeria and Norway. Of the countries that have committed to EITI principles, and therefore are considered candidates for EITI membership, we have resource interests in two: Indonesia and Kazakhstan. Of the EITI compliant or committed countries, only our investments in Indonesia, Nigeria and Norway involve production. We currently cooperate with these governments in their EITI validation efforts. When we have assets in new countries, we will work to promote transparency and accountability with those governments.

EITI requires the public reporting of payments to governments. (See related information on the Dodd-Frank Act). Such reporting requirements take into account host-country laws and the terms of contracts under which such revenues are accrued.

HIV/AIDS Position

ConocoPhillips recognizes that HIV/AIDS is a global pandemic resulting in the death of over 3 million people every year, with potential to grow unless concerted action is taken to check the spread of the disease. There remains a significant stigma associated with this disease, which limits willingness of infected individuals to seek effective diagnosis, which frequently results in social and workplace discrimination. There are now treatments available which make HIV/AIDS a manageable chronic illness for those infected with this disease to live normal and productive lives. Yet economic and technical limitations in much of the developing world have created disparities between developed and developing countries, in their ability to effectively manage spread of the disease and treatment of infected individuals.

Our Focus & Expectations

To the extent that HIV/AIDS affects the health of our employees and their dependents and represents a significant public health risk where our employees live and work, ConocoPhillips will work to identify, use and otherwise support community-based resources and programs that recognize and seek to mitigate the social stigma and adverse impact of HIV/AIDS, emphasize preventive education and provide early intervention and long-term treatment.

Human Rights Position

Governments have the primary responsibility for protecting human rights. ConocoPhillips believes business has a constructive role to play to advance respect for human rights throughout the world as do Non-Government Organizations (NGOs) and other representative groups in civil society.

We recognize the dignity of all human beings and our core values embrace these inalienable rights for all people to live their lives free from social, political, or economic discrimination or abuse.

Our Focus & Expectations

ConocoPhillips will conduct business consistent with the human rights philosophy expressed in the Universal Declaration of Human Rights (UDHR), and the International Labour Organization Declaration on Fundamental Principles and Rights at Work.

Our intent regarding human rights is also reflected in our Purpose and Values and in our business ethics policy and health, safety and environmental policy. These policies address how we conduct our business with respect for people and the environment, accountability and responsibility to communities, and ethical and trustworthy relationships with our stakeholders. We will maintain ongoing discussion with government, NGO and other business stakeholders through our participation in the Voluntary Principles on Human Rights and Security. The company's approach to engagement with indigenous communities, in locations where they are an important stakeholder group for our operations, is consistent with the principles of the International Labour Organization Convention 169, concerning Indigenous and Tribal Peoples, and the United Nations Declaration on the Rights of Indigenous Peoples.

Renewable Energy Position

In alignment with our mission to power civilization, and consistent with our positions on sustainable development and climate change, ConocoPhillips is evaluating and developing technologies for renewable energy. We are leveraging our expertise, intellectual property and physical assets in pursuit of economically viable, renewable energy business opportunities.

Our Focus

We continue to develop technology options with the potential to enable or complement renewable energy use.

Investments in technology development will be disciplined and commensurate with the likely returns, market size, timing of development and technology risk inherent in renewable energy projects. Our criteria for business investment include:

- Business Leveraged. Renewable energy opportunities that complement our existing processes will be prioritized.

- Competency and Asset Leveraged. We plan to focus our efforts on renewable technologies that directly leverage our experience in energy development and markets.

- Ongoing Awareness. We plan to continue to evaluate renewable energy technologies to proactively identify new opportunities and to understand the economic drivers, strengths and weaknesses of the alternative technologies available.

- Sustainable Solutions. We remain open to developing and using renewable energy as a component of our portfolio of energy offerings, as and when these technologies can be deployed in a sustainable manner for our stakeholders.

Our Expectations

Our work will assist in the development of viable, sustainable and environmentally responsible energy for existing and future customers. For more information, go to ConocoPhillips.com→What we do→Creating Innovative Solutions→ Technology Ventures.

Water Sustainability Position

As a responsible global energy company committed to sustainable development, we recognize that fresh water is an essential natural resource for communities, businesses, and ecosystems. Global population growth will increase demand for fresh water and all users - domestic, agriculture, and industry - will need to effectively manage supplies to meet demands.

Our Focus & Expectations

ConocoPhillips produces and utilizes water in its operations. We are committed to the development of water management practices that conserve and protect fresh water resources and enhance the efficiency of water utilization at our facilities. We will assess, measure, and monitor our fresh water usage and based on these assessments we will manage our consumption and strive to reduce the potential impact to the environment from wastewater disposal.

Our initial focus in implementing the strategy can be broken down into four broad categories:

- Focusing on priority assets and developing evaluation and mitigation tools
- Sharing best-practice water management systems at a local level
- Developing and implementing technologies to reduce the environmental impact of our water footprint

- Delivering on sustainable development public commitment

For more information, see the Integrated Water Management section in this report, or go to ConocoPhillips.com→Sustainable Development→Environment→Water.

Accountability for Sustainability Issues

Each of the company's various businesses are responsible for integrating sustainability issues into day-to-day operations, project development and decision-making, and are held accountable through an annual performance management process. Members of senior management have final responsibility for developing corporate strategy, reporting company performance, and assisting the businesses with implementation of sustainability.

Sustainable Development Governance

Sustainable Development Governance includes direction and oversight from the Public Policy Committee of the Board of Directors and the Executive Leadership Team (ELT). As shown in the diagram, there is an executive champion for each of the key focus areas of sustainability – human rights, stakeholder engagement, water, biodiversity and climate change. To assure alignment between functions and businesses, and to provide for practical operational insight into key actions, we have established a Sustainable Development Leadership Team. This team works with topic Issue Working Groups and Networks of Excellence to build consistency and quality into our approach to sustainable development implementation.



ConocoPhillips Sustainable Development Governance
Public Policy Committee (Board)
Executive Leadership Team (ELT)
ELT Champions for Sustainable Development, Human Rights, Stakeholder Engagement, Water/Biodiversity, Climate Change
Periodic reviews to set direction, assess progress, adjust goals and action plans
Sustainable Development Leadership Team includes Corporate Planning & Development, Business Units, Health, Safety & Environment, Exploration, Business Development, Legal, Government Affairs, Technology & Projects, others as appropriate.
Assess and adjust priorities and plans, assure alignment
Water Issues Group
Climate Change Issues Group
Biodiversity Issues Group
Human Rights & Social Issues Group
Stakeholder Engagement Group
Networks of Excellence
Develop and recommend implementation strategies, goals, guidance, assessments, engage in positions and messaging

The public policy committee oversees our positions on public policy issues, including climate change and on matters that may impact the company's reputation as a responsible corporate citizen, including sustainable development actions and reporting.

The committee makes recommendations to the board, and monitors compliance with the company's programs and practices regarding health, safety and environmental protection, including climate change, water and biodiversity management; business operations in sensitive countries; government relations and political contributions; human rights and social issues; corporate philanthropy; and corporate advertising. It also approves the budget for political and charitable contributions, and monitors compliance with these plans.

The committee, currently comprised of 4 independent directors, convenes at least quarterly and is regularly updated on sustainable development issues.

For more information see Public Policy Committee Charter.

Sustainable Development Group – Within corporate planning, which includes long range planning and strategy, the company's Sustainable Development group provides regular reports to the businesses and executive leadership as to the company's risks, opportunities, commitments and performance in sustainable development. Within this corporate team, directors are responsible for key topics in sustainability including:

- Water
- Climate Change
- Biodiversity
- Human Rights and Social Issues
- Stakeholder Engagement
- Life Cycle Assessment

Issue Working Groups – Issue Working Groups are internal, international, cross-functional, groups of leaders and practitioners who meet periodically to share learning, understand and address issues.

Issue Discussion Forums – We also have established Discussion Forums, which are open to all employees. The objective is to educate and inform attendees on both external and internal sustainable development issues of general interest.

NoEs – The Networks of Excellence support cross-business and cross-function communication relating to the sustainable development implementation. These networks include over one hundred practitioners and leaders who are working on social and environmental issues.

Performance & Compensation

Executive Compensation - Three of the four components of executive compensation are performance based: the Variable Cash Incentive Program (VCIP), the Stock Option Program and the Performance Share Program (PSP). Awards under these programs are determined by company performance measured against several criteria, including the development and implementation of strategic plans to enhance ConocoPhillips operating and financial position. The strategic planning process includes consideration of climate change and sustainable development risks and opportunities.

Employee Compensation - Incentivized performance indicators vary among different corporate, business and functional units, and include, but are not limited to:

Health, Safety and Environmental Performance - We set very high operations excellence standards for protecting and respecting people and the environment. Therefore, we incorporate metrics of health, safety and environmental performance in our annual incentive compensation program.

Support of Strategic Corporate Initiatives - This measure assesses progress in implementing key elements of the company's strategic initiatives including, but not limited to, cash returned to stockholders, financial management relationships, climate change, reputation, people/diversity, culture and other sustainable development action plans.

Employee Non-Monetary Rewards - The ConocoPhillips SPIRIT award is given to employees who have delivered outstanding work to advance our SPIRIT Values (Safety, People, Integrity, Responsibility, Innovation, Teamwork).

Non-Employee Monetary Rewards - The St Andrews Prize for the Environment is an initiative by the University of St Andrews in Scotland and ConocoPhillips. The prize recognizes significant contributions to environmental conservation, and since its launch in 1998, has attracted entries from more than 50 countries each year on diverse topics, including:

- Sustainable development in the Amazon rainforest
- Urban regeneration
- Recycling Health and water issues
- Renewable energy

Submissions for the annual prize are assessed by a panel of eminent trustees representing science, industry and government with the award going to the project the trustees consider displays the best combination of good science, economic realism and political acceptability.

Integration of Sustainability into Business Process

Sustainable development requirements are integrated into the key business planning processes for the company: New Country Entry, Sustainable Development Action Plans, the Long Range Plan, Project Development Authorization and Management System and the Health Safety and Environment Management System. This creates a complete system of continuous improvement (Plan, Do, Assess, Adjust) for new ventures, exploration, projects and assets at all stages of lifecycle.

Sustainable Development (SD) Planning Cycle

> SD Positions
> Monitor & address emerging issues
> Company Strategy
> Action Plans - Biodiversity, water, climate change
> Long Range Plan (LRP) Integration
> Engagement

> Implementation
- SD Standard
- HSE Management System
- Business Unit Action Plans
> Functional Excellence
- Issues Working Group
- Issues Discussion Forums
- Network of Excellence
> Engagement & Communications
- Corporate/Local SD Reports
- External Engagement


PLAN
DO
ASSESS
ADJUST
Policy and
Leadership

> Sustainable Development Scorecard
> Assessments - Biodiversity, water, climate change
> Action Plan Review
> LRP Review
> Environmental Performance Assurance
> External Reporting
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Government Reporting
- External Verification
- SEC Disclosure

> Strategies & Action Plans
> Program Authorization
> Project Reviews
> LRP Results
> Capital Project Management System
> New Country Entry

New Country Entry

A new-venture project team must ensure that the identified risks and constraints are understood, documented and addressed in order for the project to obtain approval.

Before starting a venture in a new country, we take several steps to assess the potential sustainability and business risks. Once an opportunity is identified and a request for approval is drafted, a new-country-entry risk report is prepared. A preliminary due-diligence assessment is conducted to identify significant risks, including social and environmental concerns, and define how they will be managed.

The new-country entry request is then reviewed by the business-unit leadership and the CEO. In some cases, such as areas at high risk of political instability, consultation with the board of directors would take place. If we are entering into a joint venture, we use these assessments during negotiations with potential co-venturers to outline the risks identified, clearly state our expectations on environmental and social-issue performance, and discuss how the venture would manage these concerns.

Before entering a new country – or for other new developments, when warranted by the geopolitical environment – the company assesses the political risk of a potential investment. The majority of

ConocoPhillips' oil and natural gas reserves and production are within Organization of Economic Cooperation and Development (OECD) nations.

Some of the world's most resource-rich areas, however, are in countries that pose risks associated with political instability, inadequate rule of law or corruption. Consequently, ConocoPhillips has adopted comprehensive enterprise risk management tools to evaluate and manage these types of risks.

The company has developed internal guidelines to help employees comply with policies related to business activities in sensitive countries, and applicable government regulations in areas subject to U.S. or international sanctions.

We also perform due diligence on acquisitions or divestments of businesses or properties, new business ventures, incorporated and unincorporated joint-venture agreements, and initiations and terminations of property leases or subleases. This process is designed to ensure that past, present and potential HSE liabilities and other social issues are clearly identified, understood and documented, with our sustainable development positions addressed prior to major business transactions. This due-diligence standard applies to ConocoPhillips and its global subsidiaries, and we strive to influence all affiliated companies and joint ventures to conduct due diligence prior to undertaking binding business transactions.

Following completion of the due-diligence assessment, a corporate HSE non-objection request that also addresses social issues is required for all major business transactions. The non-objection letter provides documentation that past, present and potential HSE liabilities have been adequately identified and assessed for the particular transaction, and that the liability risks are or can be satisfactorily mitigated. - See more at: http://www.conocophillips.com/sustainable-development/our-approach/integration-of-sustainability-into-business-process/Pages/new-country-entry.aspx#sthash.Q09obOgs.dpuf

Sustainable Development Strategies and Action Plans

As issues mature, the company develops strategies and specific action plans to address them. Corporate strategies and action plans have been developed for key issues and are updated periodically. The objective of our strategies is to prepare the company to succeed in a world challenged by complex environmental, social and economic issues and increasing stakeholder expectations. Strategies include updates on external expectations and context, current status of the company's activities addressing the issue, future objectives and our plans to achieve those objectives. Strategies may begin with improving our understanding of the issue, developing measurements of key data, or assessing risks and opportunities related to an issue, for example.

Following development of corporate strategies comprehensive Issue Action Plans are developed which create focus on key aspects of addressing the issue, clearly assign accountability, and drive goal setting and engagement. In some cases, Business Unit Action Plans then define goals, targets, objectives and/or key actions in more detail, focused on the needs and priorities of the business and assets in that region.

An example plan, shown below could include 3-4 key focus areas and show linkage to Technology and other functions.


Understanding our Footprint, Risks and Opportunities
> Metrics/ measurement/forecast
> Strategic and Long Range Planning
> Internal/external emission reporting
> Life Cycle Assessment
Reducing our Footprint & Driving Performance
> Goal setting
> Efficiency improvement
> Sharing Best Practices
> Indicators of implementation
Businesses, Technology & Projects, HSE
Understanding our Exposure
> Policy impact analysis
> Cost forecasting
> Evaluating risks
> Prioritizing action
> New business opportunities
Engaging Externally
> Key Stakeholders
> Policy development
> External communications
> Strategic alliances

Project Development

Project Authorization Guidelines -- Project and program approvals follow a consistent framework to manage for project economics, deliverables, reviews, authorization and funding. These guidelines communicate standard techniques to analyze and develop viable projects and effectively communicate the project's value and risks so that management can make a fully informed decision. The intent of these guidelines is to work in concert with specific functional and management processes to deliver projects that consistently outperform industry average and level the playing field so management decisions are based on information that is consistent, comparable and of appropriate quality.

The Capital Project Management System is a project management system codified in a set of documents that define requirements and provide guidance. It applies to all Project Development and Procurement personnel throughout the phases of any project and is a foundational element of how ConocoPhillips executes projects. Through effective use of this system, the company aims to deliver projects that are safe, transparent, predictable and competitive.

Sustainable Development Standard -- Within the Capital Project Management System there is a Sustainable Development Standard. The standard defines the minimum requirements for ConocoPhillips Project Management Teams for applying Sustainable Development principles in the management of capital projects.

The standard refers to the criteria for using the Sustainable Development Scorecard and risk assessments for climate change, water, and biodiversity, as well as the social performance plan requirement. The standard also refers to the ConocoPhillips HSE Due Diligence standard for further guidance on how to account for Sustainable Development issues in new business ventures, joint ventures, or real property transactions.

Sustainable Development Scorecard -- The scorecard provides a consistent process to ensure proper evaluation and documentation of sustainability issues at key stages. It also provides teams with a simple but thorough method of assessing whether potential risks and uncertainties have been fully addressed and resolved. All project teams are encouraged to use the scorecard to measure alignment with our sustainable development approach and requirements, and its use is mandatory for capital projects that require approval by our board of directors. Such projects are not funded until this evaluation has been completed.

The scorecard is initiated in the early stage of the project, when a single location has been identified, as the team begins planning design details. The scorecard uses a qualitative risk-based scoring system to assess whether our nine sustainable development commitments have been properly addressed during planning. It enables decision-makers to assess a project's readiness to proceed to the next stage from a sustainable development perspective.

During project development, the completed scorecard provides a concise visual summary of a project's continued alignment with our principles. It also encourages project teams to take a life-cycle perspective by considering at the start of a project those issues that will become relevant during the operational and eventual decommissioning phases.

The scorecard fosters discussion of sustainable development issues among project team members, and between the project team and decision makers. These issues are logged into our risk tracking system for management throughout the project development process. In addition to the issues raised in the scorecard discussions, this process also enables the project team to set objectives for sustainability issues in each phase of the project.

Associated with the scorecard are two additional important processes: a social and environmental impact assessment, and a formal stakeholder engagement plan. These provide a baseline understanding of the existing social dynamics and environmental considerations within a location prior to our involvement, help identify important issues and potential effects that should be considered, and allow for continued learning as the project progresses.

ConocoPhillips Sustainability Scorecard	Risk/Uncertainty Category*			
	High	Med	Low	NA
1. Transparent and accountable				
Stakeholder Engagement				
Performance Metrics				
Reporting Mechanisms				
2. Operate to highest safety standard				
Safety Issue Identification				
Safety Issue Mitigation				
3. Reduce environmental footprint				
Impact Identification				
Management Planning				
Biodiversity Assessment				
Water Assessment				
Climate Change Assessment				
4. Benefit communities				
Social Impacts				
Community Benefits				
Human Rights				
Indigenous Communities				
5. Invest in workforce				
Labor Issue Identification/ Mitigation				
Workforce Development, Training and Well-being				
6. Energy and material efficiency				
Energy Efficiency				
Material Efficiency and Waste Minimization				
7. Work Ethically				
External Ethical Environment				
Ethical Performance				
8. Ensure long-term financial viability				
Energy Strategic Alignment				
Potential Long-Term Risk				
Life-Cycle Management				

Health, Safety, Environmental and Social Integration

We conduct assessments to identify how our business practices might impact the communities and ecosystems in areas where project development is planned. By identifying specific issues and the requirements of the host country, we can assess potential impact and how those issues can be avoided or mitigated. In determining what issues to investigate during the assessment, we begin with the host country's legal requirements, and supplement these as needed in order to address the issues covered by our own HSE standards and sustainable development positions.

HSE/SD Tools for the Asset Life Cycle

Exploration and Business Development	Project Development	Business Unit (BU) Operations	Decommissioning and Disposition
Early Opportunities/ New Country Entry **Contracts Development** **Preliminary HSE Assessment** > Due Diligence > Health, Safety & Environment (HSE) Risk Evaluation > Environmental, Social & Health Impact Assessment (ESHIA) Scoping **Exploration** > ESHIA > Permitting > HSE Management System > Stakeholder Engagement > Social Investment	**Authorization Guidelines/ Management System** > Risk Register > ESHIA > Stakeholder Management > Social Performance Plans > SD Standard > SD Scorecard > Biodiversity Considerations > Climate Change Considerations > Water Considerations **Joint Venture / Non Operated** > Action and Influence Plan	**HSE Sustainable Development (SD) Management Systems** > Climate Change Action Plan > Water Action Plan > Stakeholder Engagement Plan > Social Performance Plan > Biodiversity Action Plan > Human Rights Training > Security and Human Rights **Joint Venture / Non Operated** > HSE Due Diligence Standard	**HSE Due Diligence Process** > HSE Management System > Project Management System

Knowledge Transfer

HSE Management System

The HSE management system supports implementation of HSE and SD policies by providing a consistent framework and approach to managing vital issues. A systems approach helps ensure that business activities are conducted in a safe, healthy, and environmentally and socially responsible manner, aimed at preventing incidents, injuries, occupational illnesses, pollution and damage to assets. It enables our employees and communities to thrive, which helps keep our business healthy.

Through the implementation of HSE Management Systems, our businesses identify and eliminate work hazards and risks. The process builds on the principle that all incidents are preventable and that HSE considerations must be embedded into every task and business decision. HSE Management Systems are assessed annually using a common tool to guide continuous improvement and ultimately achieve the highest standards of excellence.

Each year, all business units review their management systems against corporate HSE standards using the HSE Excellence Assessment Tool. They analyze current status, identify areas for potential improvement, and then implement key activities to reduce risk and further enhance HSE performance.

In 2012, we completed an update of the company's HSE management system and standard. Among other advancements, we incorporated sustainable development into new or revised management system elements and strengthened company guidance on integrating sustainable development into the life cycle of our assets.

Business units

All ConocoPhillips business units are responsible for integrating sustainability issues into day-to-day operations, project development and decision-making. They are held accountable through an annual performance management process.

Operations

Once a project is ready for operations, the HSE management system and other company sustainability programs help define company expectations and provide direction for managing environmental and social issues.

It is the asset manager's responsibility to direct asset sustainable development performance. Audits carried out by corporate and business unit staff are a key process through which we assure these expectations are being met. These tools are described in further depth under each topic heading throughout our website.

For more information, please see our section on Health, Safety and Environment Policy, Management System and Audits, Safety & Health, and Performance Data.

Life Cycle Assessment (LCA)

LCA methodology provides business units with a quantitative estimate of potential environmental and social operating impacts over the life of a project.

By assessing project emissions, natural resource usage and social footprint, business units can understand their individual performance, their footprint relative to other oil and gas projects, and their impacts relative to competing energy sources. See Life Cycle Thinking to learn more.

For more information, see the Environment section of this report or visit ConocoPhllips.com → Sustainable Development→Environment-->Lifecycle Thinking.

Training & Awareness

Our approach encompasses a broad range of activities and tools. We've adapted and applied training materials developed by IPIECA and other best practice groups, and rolled out training to new hires, key functions and leaders. We've also focused our Networks of Excellence and practitioner work groups on further integration of sustainable development commitments into business planning and processes to broaden awareness and skill development.

ConocoPhillips is active in IPIECA best practice groups to develop training and guidance materials and improve our approach. Our internal training is distributed in a variety of ways, including a new animated video which addresses key concepts of sustainability – economic, social and environmental performance – and includes examples of successfully incorporating sustainability in business decision making.

Training and awareness are also built through active engagement with Networks of Excellence, Issue Working Groups, Discussion Forums and Leadership Teams, as described under Sustainable Development Governance. These governance and best practice structures reach more than 900 leaders and practitioners. Broader training, like the new Sustainable Development Learning Module is available to all employees

Regional Sustainability Reports

Developing energy responsibly includes processes, standards and people with the skills and passion to deliver on the expectations of our stakeholders. These business unit sustainable development reports provide more examples of how our businesses are translating SPIRIT values into action.

In addition to this Corporate SD Report, ConocoPhillips also develops regional SD Reports for a more detailed view of its operations.

Recent reports have been prepared for:

- Alaska
- Canada
- China
- Peru

Visit ConocoPhillips.com→Sustainable Development→Our Approach→Regional Sustainability Reports to learn more.

Reporting & Transparency

ConocoPhillips believes it is our responsibility to seek to understand and be understood by our stakeholders – a diverse group of individuals and organizations who can impact or be impacted by our business. We work to accomplish this by maintaining open communication through both formal and informal engagement processes, and providing accessibility to information concerning our business practices.

As we develop plans and report results, we consider stakeholder feedback, questions, and insight in a variety of ways.

Stakeholders shown in this diagram all play a role in informing our sustainable development approach, priorities, plans, actions and reporting. We listen and learn through individual and group engagement, receive questions from our website and other sources, and analyze our performance based on external ratings and best practices from our industry and other industries.


Board Engagement
Sustainability Rating Organizations
Industry Associations
Shareholder Dialogs
Sustainable Development Performance and Reporting
Community & Local Engagement
Suppliers
Engagement with Policymakers
Academia Experts
Government Reporting

External organizations are important for best practice sharing and learning as well. Our approach leads to enhanced issue understanding through work with industry associations and stakeholder forums and dialogue with socially responsible investors. Some of the key organizations for progressing our work in sustainable development are listed in the menu to the left, with descriptions from their websites.

The American Petroleum Institute

The American Petroleum Institute (API) is the only national trade association that represents all aspects of America's oil and natural gas industry. Our more than 500 corporate members, from the largest major oil company to the smallest of independents, come from all segments of the industry. They are producers, refiners, suppliers, pipeline operators and marine transporters, as well as service and supply companies that support all segments of the industry. API is recognized around the world for its broad range of programs. The members of API are dedicated to continuous efforts to improve the compatibility of their operations with the environment while economically developing energy resources.

Interfaith Center on Corporate Responsibility

The Interfaith Center on Corporate Responsibility (ICCR) builds a more just and sustainable world by integrating social values into investor actions. Members work in coalition to promote corporate practices that ensure long term business growth while measurably improving environmental and social impacts. With more than 40 years of experience in shareholder advocacy and corporate engagement, ICCR members have been active partners in the co-creation of more just and sustainable business practices across a wide range of sectors. From mitigating the environmental and social impacts of the extractives industry to calling for greater access and affordability of health care services to advocating for supply chain accountability that eradicates the specter of human rights violations, ICCR has had an enduring record of influence and is a widely respected voice for social justice.

International Petroleum Industry Environmental Conservation Association

The International Petroleum Industry Environmental Conservation Association (IPIECA) is the global oil and gas industry association for environmental and social issues. IPIECA was formed in 1974 following the launch of the United Nations Environment Programme (UNEP). IPIECA is the only global association involving both the upstream and downstream oil and gas industry on environmental and social issues. IPIECA's membership covers over half of the world's oil production. IPIECA is the industry's principal channel of communication with the United Nations.

IPIECA helps the oil and gas industry improve its environmental and social performance by:

- Developing, sharing and promoting good practices and solutions.
- Enhancing and communicating knowledge and understanding.
- Engaging members and others in the industry.
- Working in partnership with key stakeholders.

The work of IPIECA is supported by a number of specialist working groups. These working groups draw on the skills and experience of our international membership and operate with support from a secretariat. IPIECA currently has working groups that address the following areas: biodiversity, climate change, health, oil spill preparedness, operations and fuels, reporting, social responsibility, and water

International Oil and Gas Producers Association

The International Oil and Gas Producers Association (OGP) is a unique global forum in which members identify and share best practices to achieve improvements in every aspect of health, safety, the environment, security, social responsibility, engineering and operations.

OGP encompasses most of the world's leading publicly-traded, private and state-owned oil and gas companies, industry associations and major upstream service companies. OGP members produce more than half the world's oil and about one third of its gas. The Association was formed in 1974 to develop effective communications between the upstream industry and an increasingly complex network of international regulators.

In addition to responding to external pressures, OGP members are committed to improving performance through the development of better operating practices. The Environment Committee of OGP aims to co-ordinate and represent the Exploration and Production industry on environmental issues of international significance. In particular these include:

- Monitoring issues and providing input on relevant developments to international bodies/authorities/regulators.
- Developing and advocating industry positions.
- Identifying strategic and emerging issues.
- Addressing common concerns and sharing and developing knowledge of the environmental impact of the E&P industry and improving operational practices based on that knowledge.

In addition, an integral part of the Committee program is to respond to regulatory initiatives in the broad range of forums in which OGP is represented.

U.S. Business Council for Sustainable Development

The US Business Council for Sustainable Development (US BCSD) launched in 2002, is a regional partner of the World Business Council for Sustainable Development (WBCSD) a global network of 200 international companies with member from 356 countries and 20 major industrial sectors. Its mission is to show first-hand the benefits sustainable development can provide to a company's triple bottom line – generating economic returns while improving the environment and society.

The US BCSD demonstrates the business value of sustainable development through:

- Providing the opportunity to participate in authentic sustainability projects with industry, government and other key stakeholders.

- Offering meaningful business relationships with leaders from diverse industries to develop new working relationships and share the best ideas in sustainability.

- Enhancing members' credibility through groundbreaking projects and partnership with the World Business Council for Sustainable Development.

Economic Transparency & Reporting

ConocoPhillips endorses transparency in the extractive industries. We are also a participating member of the Extractive Industries Transparency Initiative (EITI), which seeks to ensure that natural resource wealth is an engine for sustainable economic growth that contributes to sustainable development and poverty reduction. See our Economic Transparency & Reporting Position.

We remain actively involved in the EITI process and implementation in participating countries in which we operate. Currently, three participating countries where we operate have achieved full EITI compliance – Timor-Leste, Nigeria and Norway. Of the countries that have committed to EITI principles, and therefore are considered candidates for EITI membership, we have resource interests in two: Indonesia and Kazakhstan. Of the EITI-compliant or committed countries, only our investments in Indonesia, Nigeria and Norway involve production. We currently cooperate with these governments in their EITI validation efforts. When we have assets in new countries, we will work to promote transparency and accountability with those governments.

Please note that in 2012 ConocoPhillips announced its intent to sell its 8.4 percent interest in the North Caspian Sea Production Sharing Agreement (Kashagan) located in Kazakhstan. The transaction, which is subject to approvals, is expected to close in 2013. Additionally, ConocoPhillips entered into an agreement to sell its Nigerian business in 2012. The proposed sale, which is subject to approvals, is expected to close in 2013.

EITI requires the public reporting of payments to governments. (See related information on the Dodd-Frank Act.) Such reporting requirements take into account host-country laws and the terms of contracts under which such revenues are accrued. Further information on EITI-compliant countries or the EITI-committed countries where we have production can be found below.

Timor-Leste

As the largest extractive-industry investor in Timor-Leste and operator of the major Bayu-Undan natural gas production project, ConocoPhillips took an active leadership role in helping Timor-Leste move toward and reach its goal of EITI validation. Timor-Leste achieved its goal of being an EITI-compliant country in July 2010 and is now one of 18 EITI-compliant countries. This achievement is the result of years of cooperation within the EITI multi-stakeholder working group, comprising representatives from government, civil society and industry.

From the early stages of Timor-Leste's extractive industries, associated revenues have been made publicly available via quarterly and annual Petroleum Fund reports, prepared in accordance with EITI criteria and published by the Timor-Leste Banking and Payments Authority and the Ministry of Finance. In addition to complying with statutory obligations regarding payment and reporting of taxes and royalties, ConocoPhillips provides details of Timor-Leste tax payments to the independent auditors of the Petroleum Fund to assist in the verification of payments made to the fund and public reporting of this information.

Nigeria

The EITI Board designated Nigeria as EITI-compliant in March 2011. Nigeria was accepted as an EITI candidate country in September 2007 and submitted its final validation report to the EITI Board in June 2010.

In 2007, the Nigeria EITI (NEITI) was established by law to promote transparency principles. Per this law, NEITI is governed by the National Stakeholders Working Group (NSWG), which is comprised of government, civil society, and community and industry representatives. The law gives the NSWG the authority to develop policies and standards to be applied by NEITI and provides for audits to start the process. These continuing audits provide information to the NSWG in its role as the governing body for NEITI. The audits produce detailed data on payments of the Petroleum Profits Tax (PPT) and physical volumes of production/throughput. As a part of the process, auditors review company financial statements and PPT returns, along with additional information necessary for reconciliation. ConocoPhillips has participated fully in these audits and will continue to do so.

Please note that ConocoPhillips entered into an agreement to sell its Nigerian business in 2012. The proposed sale, which is subject to approvals, is expected to close in 2013.

Norway

Norway was accepted by the EITI Board as EITI-compliant in March 2011. Norway will request to be revalidated in 2016. Norway was accepted as an EITI candidate country in February 2009 and became the 25th implementing country.

In July 2009, Norway formalized its multi-stakeholder group, passed EITI regulation into law, and began its first report. All extractive companies, including ConocoPhillips, and relevant governmental agencies operating in Norway were required to report all of their tax, license and royalty payments and receipts by August 2009. The first Norwegian EITI report was published in January 2010.

Indonesia

Indonesia announced its desire to become an EITI candidate country in 2009 and was designated as such by the EITI board in October 2010. ConocoPhillips expects to take an active role in Indonesia's effort to achieve EITI-compliant status which must be completed in 2013. The first EITI Report covering 2009 is expected to be published in 2013. The national secretariat publishes regular EITI newsletters providing an overview of progress on their website.

Awards

ConocoPhillips was honored in 2012 for our sustainable development performance and success.

2012 Performance

ConocoPhillips was honored in 2012 for our sustainable development success. We were named one of the 100 Best Corporate Citizens by Corporate Responsibility Magazine, included in the Dow Jones Sustainability North America Index for the sixth consecutive year, and achieved improvement in our environmental disclosure and performance score from the Carbon Disclosure Project.



Common Questions

Does an oil and gas company care about communities?

People around the world talk a lot about environmental issues. They're topics that are receiving a lot of attention – and that's a good thing.

As an oil and natural gas company with a commitment to environmental stewardship, we want to understand different views and be part of the conversation. At the same time, we want to engage in discussions and develop relationships with people and communities where we operate.

But does the company think about people and communities in the same way – or as much? We say the answer is yes. We run our business under a set of guiding principles that we call our SPIRIT Values of Safety, People, Integrity, Responsibility, Innovation and Teamwork. They are shared by everyone in our company. They set the tone for how we behave with our stakeholders. They are shared by everyone in our company. And they drive the way we care about the communities where we live and work.

We think about communities during our daily work and decision-making. Just as safety and environmental responsibility are top priorities for our business, so are our relationships and responsibilities to communities. These relationships are an important part of our social license to operate.

We think about creating jobs, supporting community investments and, most importantly, understanding how a community feels about our activities near where they live. It's important for us to have a strong community connection, and in order to operate effectively we want to hear from communities about local issues and concerns. They can and do contribute diverse ideas and valuable perspectives. We listen. This helps us be better at what we do.

North Slope, Alaska

An example of our community engagement is in Alaska's North Slope. As an active explorer and operator since the 1960s, ConocoPhillips and its heritage companies (Arco, Phillips) have always strived to build positive relationships across Alaska, including communities of subsistence hunters and whalers spread across the vast North Slope.

We listen and continue to learn from the Native traditions and culture. For example, we consult nearby landowners before commencing operations and seek the traditional knowledge of local elders to help plan our activities. Additionally, we strive to help communities meet basic needs and stimulate economic and social development, while ensuring that our operations protect local residents and the environment.

We know Alaska is a special place. We consider it a privilege to work with the residents and government leaders to ensure sustainable oil and natural gas development helps build a strong future for all Alaskans. By supporting educational, volunteer and outreach efforts, developing technology that minimizes our impact and operating with high environmental standards, we're helping provide the energy needed to drive economic growth and support a stable and healthy environment.

Maranon Basin, Peruvian Amazon

Another example of our commitment to engaging communities was in the Maranon Basin of the Peruvian Amazon where we conducted a seismic program from 2010 to 2012. To help build understanding and support for the program, we researched the social hierarchy, culture and traditions of local communities. We also consulted communities in order to understand their priorities, expectations and preferences for dialogue. ConocoPhillips Peru engaged with communities at the regional, local and individual levels, and we met regularly with local leaders, community associations and regional governments to hear their views so we could respond to their issues and concerns.



Our experience working in the region uncovered a lot of challenges. The location was geographically remote, and communities near our activities face difficulties gaining access to employment, services and basic necessities. There are also issues with local infrastructure, including medical services, educational services, utilities and transportation. Many communities rely on local subsistence for their livelihoods.

The Maranon Basin is a sensitive and challenging place. That's why it was important for ConocoPhillips Peru to identify ways to respect the land and local ways of life, address concerns and contribute to the well-being of communities. In Peru, we put our commitment in writing through an agreement – a "convenio" – with local communities, contributed financial assistance to social and environmental projects and created local job opportunities. We reached out to communities and other stakeholders across the region to understand local issues and concerns better and to discuss our planned activities. Between 2010 and 2012, we visited more than 60 communities in the region and held more than 780 community meetings.

Our Peru-based community relations team spent most of its time visiting with local communities and hosting workshops on different subjects, including:

- Seismic and other potential development activities and their impacts.
- Regulations for the hydrocarbon sector and International Labour Organization (ILO) Convention 169 regarding indigenous and tribal peoples.
- Roles and rights of communities in environmental monitoring as required by our permits and regulatory commitments.

ConocoPhillips Peru, in compliance with the Peruvian government's expectations and regulations, entered into a convenio with communities in the project area. The convenio documented community consent and detailed compensation terms for disruptions in land use or activities caused by seismic operations.

When needed, we covered the cost of transportation to support community review of our work. For example, we facilitated the Environmental Vigilance Committees' visits to our operational sites where the committees provided community recommendations on environmental, safety, labor and health matters. Recommendations were then used in our operational activities and validated during later visits.

We also made a positive difference through social investment projects, which were used in our business planning and Environmental and Social Impact Assessment processes in Peru. We supported projects focused on education and skills development, community health and environmental protection, as well as social, artistic and cultural activities.

Finally, our field activities and seismic work in the Maranon Basin created more than 1,100 local jobs.

In the last quarter of 2012, we announced a decision to end our Peru exploration program. Consistent with our strong working relationships there, we met again with each of the communities to deliver this news in person. We are also fulfilling all the obligations we made to these communities, and this will continue contributing to the well-being of Peru.

Does natural gas reduce greenhouse gas emissions?

In March 2011, an academic paper claimed that producing natural gas from dense rock formations known as shale was no better for the environment than coal due to the high volume (reportedly 3.6% to 7.9%) of leaking natural gas. The main component of natural gas is methane – a more powerful compound than carbon dioxide in its warming potential that remains in the atmosphere for a much shorter duration.

ConocoPhillips took this claim seriously, analyzing numerous external reports and immediately signing up to take part in studies to determine the facts. We joined with academics, industry partners, consultants and nongovernmental organizations to investigate the claims. In November 2012, the Joint Institute of Strategic Energy Analysis completed a study analyzing greenhouse gas emissions from 16,000 shale gas wells and related facilities in the Barnett Shale area near Dallas. The study found that the greenhouse gas emissions total associated with producing electricity from shale gas was less than half of that from producing electricity from coal. The results were interesting, but we wanted to learn more. We also joined an oil and gas industry study of 91,000 wells across the United States operated by 20 companies. The results showed that the volume of leaking natural gas was 53% less than the Environmental Protection Agency's estimate of around 2%, which was already much lower than the estimates made in the March 2011 paper mentioned above.

Now convinced that the majority of similar findings from recent studies were within a reasonable range, we shared our results on our Power in Cooperation website in the following linked fact sheet called Natural Gas and GHG's. We're glad to have better data. However, we won't grow complacent about this issue in our own operations. Natural gas leakage is a perfect example of a sustainable development challenge – it increases greenhouse gas emissions, causes people concern and can cost the company money. We don't want any of those things to happen. Natural gas certainly can be emitted as a greenhouse gas, but when properly contained it is a valuable and widely beneficial product. That's why small releases of natural gas are referred to as "fugitive emissions" because something is escaping that we want to capture. It's not good for the environment. It's money disappearing into thin air. And it's something we take very seriously.

So what can we do about it? We've already taken a number of steps. In 2000, we joined the EPA's Natural Gas Star program, a voluntary partnership that works cooperatively to reduce natural gas leakage. We were one of the first companies to apply technology to reduce natural gas emissions when drilling shale gas wells. In 2007 in the United States, we implemented a project that has already captured 3 BCF of natural gas that would otherwise have been released or flared. In 2008, we implemented a Climate Change Action Plan that includes goals to reduce the release and flaring of natural gas and to share our best practices across the company. In 2013 we will be updating our plan, with the release and flaring of natural gas as one of the key focus areas.

As a company, we're always looking for ways to reduce our environmental footprint and improve people's lives. For more than 40 years, ConocoPhillips has been a leader in Liquefied Natural Gas technology. LNG technology has saved natural gas from being flared, delivered it safely to people needing affordable energy and helped displace the use of more greenhouse-gas-intensive fuels, such as coal.

This brings us back to where we started. Almost all coal burned in the United States is used to generate electricity. By displacing coal to generate cleaner and more efficient power, shale gas has helped the United States reduce greenhouse gas emissions to the lowest level in 20 years. This is a trend that should be encouraged globally.

Can hydraulic fracturing be done responsibly?

The Eagle Ford example suggests it can.

ConocoPhillips operates oil and gas facilities around the world, including areas with impermeable rock known as tight shale formations. Because these formations require a relatively new combination of horizontal drilling and hydraulic fracturing to produce oil and gas, they are known as "unconventional resources." Stakeholders have shown interest in how these resources are developed.

Our approach is to work safely, efficiently and in a way that respects people, water, land and air. We call it operations excellence. The Eagle Ford shale in South Texas illustrates how the company applies operations excellence to develop unconventional resources.

In late 2009, ConocoPhillips consolidated a large acreage position within the 50-by-400-mile Eagle Ford corridor outlined by Houston, San Antonio, Corpus Christi and Laredo. We quickly began studying the needs of local communities, the environment and the business. This allowed our business to grow rapidly, with natural gas and liquids production hitting 100,000 BOED in about three years.

For the Eagle Ford to thrive now and continue to offer even greater results in the future, our team must focus on near and long-term performance objectives. A key part of our approach to developing resources responsibly, including hydraulic fracturing, is called the ConocoPhillips Global Onshore Well Management Principles, which describe our commitment to operations excellence and sustainable development performance.

Protecting and Respecting People



Our most important job each day is:
ZERO INCIDENTS, ZERO INJURIES, ZERO ILLNESSES

SPIRIT Values (Safety, People, Integrity, Responsibility, Innovation and Teamwork) guide everything we do at ConocoPhillips. These values begin with safety, and protecting our workers and neighbors has always been a cornerstone of our culture and how we do business. That's why everyone on site is empowered and obligated to stop work to address safety concerns.

Our operations at Eagle Ford and across the globe include:

- Frequent safety meetings, training and discussions.
- Rigorous safety qualification standards for hiring and extensive safety inspections.
- Ongoing employee and contractor support for achieving zero injuries, illnesses and incidents. Continual encouragement of employees, business partners and neighbors to address risks.

Eagle Ford development activity has brought a welcome infusion of jobs, economic activity and local revenue to South Texas. The University of Texas at San Antonio projects that by 2020 industry presence in Eagle Ford will support 68,000 full-time jobs and account for $11.6 billion in commerce.

Growth comes with challenges. To make sure we are aware of important local issues, we reach out through community meetings and informal discussions to develop relationships with a wide variety of stakeholders. These include civic groups, schools and community colleges, environmental groups, local officials, professional groups and many others. We engage to listen to concerns, discuss how we might work together to address issues and explain our work and potential implications for the community. For example, through a series of informal gatherings, we discussed mutual interests with more than 1,000 landowners in 2012.

We are also working with local officials to manage pressure on local infrastructure. ConocoPhillips convened the Eagle Ford Operators Task Force, a multi-company group that listens and responds to local issues in the counties where industry operates. This group tackles community concerns including emergency response, traffic safety and roadside trash removal. Because activity at Eagle Ford increases vehicle traffic, we meet with local Department of Public Safety officers. Collaboration like this helps identify and address priority issues for the benefit of everyone in the area. For example, heavy vehicles recently were instructed to enter or exit one work site by making right turns only, improving safety and preventing congestion caused by left turns on a busy highway. We also have made it a practice whenever possible to provide advance public notice of detours or road closures needed to move our vehicles.

At Eagle Ford, we are committed to minimizing community impacts of development such as dust, noise and aesthetic issues where it makes sense. A few examples that have been used on specific work sites include:

- Putting non-potable water on roads to reduce dust.
- Installing temporary sound barriers to reduce noise levels.
- Implementing interim reclamation to improve work site appearance.
- Directing light downward as a courtesy to nearby residents and businesses.

Read more about the company's Eagle Ford stakeholder engagement in the linked article from spirit Magazine, a quarterly ConocoPhillips publication.

Preserving and Conserving Water

People often ask three questions about hydraulic fracturing and water use: What is it? Does it contaminate drinking water? Does it use too much water?

Hydraulic fracturing involves injecting fluid (up to 99.5% water and sand) to create fractures in targeted rock formations permitting oil or natural gas to flow to the wellbore. It significantly improves the recovery by stimulating the movement of oil and natural gas, which would otherwise remain trapped in the rock formation.



Cement
Surface casing
Cement
Groundwater protection
Freshwater Aquifer
Cement
Production casing
Drill pipe

Many studies show that well operations, including hydraulic fracturing, pose very low risk to drinking water. ConocoPhillips protects above-ground and underground sources of drinking water with proper site selection, well design and construction, and operating procedures.

We build wells with redundant barriers of steel and cement designed to protect all sources of drinking water throughout the life of the well. Plus, groundwater is protected by large vertical distances and multiple layers of impermeable rock. These natural barriers separate oil and gas formations from aquifers by thousands of feet.

To understand and check local groundwater conditions near some of our Eagle Ford operations, ConocoPhillips conducted a 3-part baseline groundwater monitoring program that:

- Measured and documented groundwater quality conditions before hydraulic fracturing
- Assessed well water quality and suitability for potential future use by landowners.
- Identified general groundwater characteristics in area aquifers to distinguish it from other water sources.

To evaluate water sourcing options, we test groundwater supply wells for water quality parameters including hydraulic fracturing chemistry compatibility. Where practical, we look for water sources that are not used by local farmers and communities.

Eagle Ford Area Annual Groundwater Use



Oil & Gas
Other
Livestock
Electricity
Municipal
Irrigation

Another common question about drinking water and hydraulic fracturing involves the chemicals used in fracturing fluid. Although the fluid contains up to 99.5% water and sand, there are small amounts of chemicals additives used to reduce fluid friction, control bacteria and help transport sand to its target.

Chemicals used in hydraulic fracturing are often found in common consumer products. Since April 2011, ConocoPhillips has disclosed information about the chemical additives used in fracturing fluids on FracFocus.org. Click here to see more.

In relative terms, hydraulic fracturing requires much less water than many other uses. For example, projected oil and gas industry water demand in the Eagle Ford is approximately 5.5% to 6.7% of total water demand. Further, analysis of the data indicates there is sufficient aquifer supply to meet incremental regional demand.

We work with government agencies to identify and permit appropriate water sources for well operations. The permits establish our water usage terms, keeping water supply available for other users as well as for maintaining stream flows, fish, wildlife and sensitive habitats. Local conditions drive the mix of water supplies and reuse.

Applying new technology and regional experience, our company is reducing the amount of water used per hydraulic fracturing treatment while protecting the environment and maintaining well performance. By increasing the concentration of sand, among other innovations, we have been able to reduce the amount of water used per well by about 45%. Additional improvements in technology and local experience may help water volume requirements drop further.

In addition to reducing total water volume used, 25% of the water we use for hydraulic fracturing at Eagle Ford is brackish water. We continue to seek ways to use even less fresh water by replacing it with more brackish water, or with water from gas-producing formations.

Managing Land Footprint

Developing the Eagle Ford resource requires using equipment and installing infrastructure. Being mindful of the community and the environment, we're finding ways to minimize impacts to the land.

Horizontal drilling helps reduce land disturbance because multiple wells can be drilled from one drilling pad while maintaining access to the reservoir. This reduces the land footprint of development, along with some related costs. A typical Eagle Ford well is drilled 12,000 feet vertically, turned 90 degrees and then extended 4,000-6,000 feet horizontally. That single well can do the work of three to five, or more, vertical wells.

Grouping several wells on a single drilling pad provides more efficient access to the reservoir rock with less surface disruption. It also reduces the number of individual well sites, pipelines, access roads and other surface facilities.



Our Eagle Ford team is also working to minimize waste. At some locations, for example, we manage on-site disposal of the soil and rock particles removed during the drilling process, resulting in less truck traffic, emissions and disposal facility needs. This requires landowner approval and documentation showing the material meets safe, strict environmental specifications. We also look for places to use closed-loop drilling. This system reduces drilling pad size, while also recycling more drilling mud and more water used for hydraulic fracturing.

Safeguarding Air

Natural gas is a clean-burning fossil fuel, generating only about half of the greenhouse gas emissions of coal. Displacing coal with natural gas for power generation was cited as one of the three primary factors in a recent drop in U.S. greenhouse gas emissions. We are implementing a number of measures to safeguard the air near our oil and natural gas developments.

Here are several examples of how we do that at Eagle Ford.

Controllers – At Eagle Ford we use no-emission or low-emission controllers for various operations. These improve environmental performance by reducing methane emissions, a greenhouse gas, from field operations. Although this technology is being phased in as a mandate, we have been implementing it well ahead of the deadline.

Flares – Flares safely combust gas that cannot otherwise be transported efficiently. Our work to reduce flaring at Eagle Ford provides economic and environmental benefits. It involves testing equipment such as vapor recovery units at multi-well and central facilities. The goal is to minimize gas sent to the flare from those facilities, redirecting it instead to the gathering system for sale. Similarly, at select central delivery facilities, we have pressurized tanks to capture valuable natural gas condensate and prevent it from being flared.

Line Heaters – We utilize line heaters at production and central delivery point facilities to separate gas from water and other well contents. This sends more product to market, and less is vented or flared.

Pipelines – We continue to advocate for strategic installation of pipeline infrastructure. Efficient pipeline infrastructure offers clean air advantages by reducing the venting of gas and the trucking of liquids.

Contractor Innovation – Among the many qualified contractors supporting our team, some provide expertise that helps improve environmental performance at Eagle Ford. Innovations include:

- Using more efficient pumps for hydraulic fracturing, allowing one-third fewer pumps to do the work, thereby reducing carbon emissions as part of the well completion process.

- Storing and blending the sand used for hydraulic fracturing with gravity-fed and solar-powered units, reducing both dust and air emissions.
- Evaluating dual fuel capability in equipment.

For more information:

The ConocoPhillips Eagle Ford Team has become a leader in establishing shale play development processes and standards that may be applicable to other shale trends throughout the United States and internationally. We know that there is always room for improvement, and we're confident that this team will continue to advance operating excellence in a way that protects and respects people and the environment.

For more related information about ConocoPhillips, please visit the PowerinCooperation.com website.



How does the company prepare for an emergency?

While focused on preventing problems, we also work hard to be ready for the unexpected. ConocoPhillips manages operational risks by paying close attention to planning, processes and operations excellence. Our goal is zero incidents, injuries and illnesses. While focused on operating well and preventing incidents, we also want to be ready if something goes wrong. That's why the company invests significant time, effort and resources in crisis and emergency management. Our preparation consists of three parts: Prevention, Training and Collaboration.

Prevention

We work very hard every day and at all of our locations to operate without injuries, illnesses or incidents. This means focusing on safe behaviors (personal safety) and safe facilities (process safety). We pursue safe, reliable and environmentally responsible operations by following a systematic and collaborative approach called Operations Excellence. Our Health, Safety and Environment (HSE) Policy features a tool called the HSE Management System Standard, which helps deliver the commitments and expectations of the policy. Learn more in our Safety and Health section.

Training

ConocoPhillips places great value on having trained and capable emergency responders. As part of our ongoing commitment to safety and environmental stewardship, we want to be the best-trained and best-equipped emergency response organization in the industry. That's why we involve hundreds of employee subject matter experts from all disciplines in crisis and emergency management training and exercises several times each year. In addition to numerous local programs intended to practice and test our response capabilities, several large-scale exercises are slated to take place on four different continents during 2013. These drills often include participation by third-party experts, oil spill response organizations and government emergency response agencies.

In August of 2012, 125 employees from across the company gathered to participate in the first global Incident Management Assist Team (IMAT) training event since the spinoff of the downstream assets. Four days of training stressed integration and consistency through the Incident Command System. Participants put their learning to the test with a full-day exercise simulating a seabed oil seep in Indonesia.

Collaboration

We operate in a highly competitive business. But we also work closely with peer companies on collaborative solutions to manage crises and emergencies. For example, ConocoPhillips was one of the four companies that founded Marine Well Containment Company in July 2010. Formed to provide well containment equipment and technology in the deepwater U.S. Gulf of Mexico, this not-for-profit independent company has significantly advanced response capabilities in the Gulf of Mexico. In April of 2011 we became one of nine founding members of the Subsea Well Response Project, which works to provide global response capabilities for deepwater wells located outside of the U.S. Gulf of Mexico. ConocoPhillips also belongs to or supports many other organizations similarly focused on emergency preparedness and response across the globe. The Response Partnerships and Industry Alliances section gives a description and list of links to many of these.

Can oil sands be developed responsibly?

At ConocoPhillips, we say, "yes." And we believe we are doing so today.

ConocoPhillips policies and practices are designed to ensure communities will realize substantial economic gains while experiencing minimal environmental, social and cultural impact on people and ways of life.


STEAM

We work to minimize impact on the region's water and diverse ecosystems during the production of ConocoPhillips. Canada recovers oil from bitumen-containing formations using a method called steam-assisted gravity drainage (SAGD). This technology allows us to minimize water use, energy intensity, air emissions, land footprint and waste generation. Water is an integral part of the SAGD process.

Most of the water used in the process is reused, treated water. To obtain the small fraction of make-up water needed for the process, ConocoPhillips SAGD operations draw from a series of deep underground sources, targeting water that is unfit for human consumption and unsuitable for agricultural or livestock purposes. We are researching new recovery processes that may reduce SAGD overall water demand. ConocoPhillips has approved an enhanced Steam-Assisted Gravity Drainage (e-SAGD) pilot project to learn whether water demand and energy consumption can be further reduced by injecting a combination of light hydrocarbons and steam into a bitumen formation. If successful, e-SAGD effectively reduces both water usage and emissions. We are also researching improvements to water processing facilities and steam generation systems.

Our Technology group is currently testing potential advances in boiler design. These prototype systems target a combination of water treatment and steam generation, which may be able to significantly reduce the footprint for SAGD surface facilities, while also reducing water consumption.

On a well-to-wheels basis, Canadian oil sands crudes are somewhat more GHG emission intensive than the weighted average crude processed in U.S. refineries[1]. We are actively pursuing technologies that will reduce GHG emissions, and we are committed to managing greenhouse gas emissions in an efficient, environmentally effective manner.

ConocoPhillips Canada is exploring a new system to combine electric power and steam generation with higher efficiency to reduce greenhouse gas emissions. We are also working on improved process heat integration and testing enhanced oil production technologies – both aimed at maximizing fuel efficiency while reducing air emissions associated with steam generation. If successful, such advances in technology have the potential to reduce the company's GHG emissions from oil sands production by as much as 15 to 35%. The SAGD process reduces disturbance of the surface, as it does not require surface mining or mined tailings ponds. Instead, SAGD uses a series of well pairs to extract bitumen. To reduce the land footprint of this equipment, our Technology group is working to increase horizontal well lengths and find alternative pad configurations, accessing more resource from less surface land.



Land disturbance is minimized through careful planning and implementation of best practices. Reclamation of disturbed sites is implemented through our Faster Forests program, which accelerates the reforestation of boreal forest through the planting of a suitable mix of native trees and shrubs.

We direct considerable resources and effort to build capacity, create economic opportunities and mitigate potential adverse impacts through community investment, training and employment programs and supporting social programming and infrastructure development. In particular, we put a special focus on youth empowerment, self-esteem and education to help build a future generation of leaders.

For more information about our oil sands operations, please visit ConocoPhillips Canada Sustainability website: CPCSustainability.com.

[1] "Canadian Oil Sands: Life-Cycle Assessments of Greenhouse Gas Emissions", Congressional Research Service, March 15, 2013.



Safety & Health

Our Safety Commitment

At ConocoPhillips, it is our collective goal to eliminate all injuries, occupational illnesses, unsafe practices and incidents of environmental harm from our activities. We believe that our work is never so urgent or important that we cannot take the time to do it safely and in an environmentally responsible manner. The ConocoPhillips SPIRIT values – Safety, People, Integrity, Responsibility, Innovation and Teamwork – inspire all our actions and confirm that safety is core to how we operate. Our plan for achieving safe and environmentally sound performance is described in our Health, Safety and Environment Policy.

Safety Performance

Safety performance metrics can be found in the Reporting section of this document.

Operating Safely

Developing a strong safety culture and delivering superior safety performance is achieved by having dedicated and engaged leadership working with a committed and skilled workforce. Together, we work toward the goal of zero injuries, illnesses and incidents. Our businesses develop programs that emphasize personal and process safety. Working safely is a condition of employment, and each employee and contract worker has the right to stop any job they believe to be unsafe.

Our improvement in safety performance has resulted in significantly fewer people being injured, but we cannot rest on that success. In 2012 we also experienced the tragic loss of an employee and a contract worker in separate fatal incidents, underscoring the reason for our relentless drive to eliminate all injuries.

We strive to be a learning organization and as such encourage the reporting of both actual incidents and near misses. Although a near miss is an event without immediate consequences, we recognize that it could have resulted in personal injury, property damage, fire, process upset, spill, release or other failures. If a potential hazard is identified through a near miss or other hazard analysis, we believe reporting the problem is not enough; we implement corrective actions to address the root cause in order to eliminate recurrence.

Safety leadership is a key responsibility of line management. Employee participation is a key component to our safety efforts and can be evidenced through work in various safety committees, behavioral based safety observation programs and industry forums. Company-sponsored safety summits bring together ConocoPhillips management from around the world to discuss our safety programs and commitment. We also use internal and industry case studies to share knowledge and to strive to prevent unsafe situations.

Through the implementation of HSE Management Systems, our businesses identify and eliminate work hazards and risks. The process builds on the principle that all incidents are preventable and that HSE considerations must be embedded into every task and business decision.

HSE Management Systems are assessed annually using the company Operations Excellence process, an integrated systematic and collaborative approach, to guide continuous improvement and ultimately achieve the highest standards of excellence. Each year, all business units review their management systems against corporate HSE standards using the HSE section of the Operations Excellence assessment tool. They analyze current status, identify areas for potential improvement, and then implement key activities to reduce risk and further enhance HSE performance.

Contractor Selection & Oversight

The ConocoPhillips Contractor Health, Safety and Environment (HSE) Standard provides corporate HSE requirements for the company's contracting process. This process allows the HSE risks to be measured using the ConocoPhillips Risk Matrix, and any contractor assignments that could include "high and significant risks" require the full implementation of the Contractor HSE Standard.

A Pre-Qualification Assessment is conducted to prescreen potential contractors, which includes a review of contractor-supplied information. Documentation provided by the contractor is assessed against ConocoPhillips' standards and industry standards. The HSE portion of the overall contractor evaluation process is based on a combination of trailing indicators such as injury rates and the completeness and functionality of the contractor's HSE management system.

Oversight of contractor performance is accomplished through the various assessment steps of the ConocoPhillips HSE Management System. The ConocoPhillips business owner of the contracted work will have in place a two-level HSE audit system (local assessments and business unit audits) as well as a variety of key performance indicators and monitoring activities that allow the ConocoPhillips staff to review the contractor's performance levels against requirements and expectations.

OSHA VPP

We strongly support the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP), which distinguishes work sites that achieve exemplary occupational safety and health standards.

Many of our operations have achieved VPP Star recognition in recent years, including:

Alaska

- Beluga Gas Field
- Kuparuk Oil Field
- Tyonek Gas Production Platform
- Alpine Oil Field
- Anchorage Office Tower

Bartlesville

- Offices
- Technical Center

Houston - Headquarters Campus - Lower 48

- Bossier Asset
- San Juan Gas Plant
- South Texas Asset
- Wingate Fractionator

Governance & Management

The ConocoPhillips Health Safety and Environment (HSE) Policy is the foundational HSE document for ConocoPhillips. A component of this policy, the HSE Management System Standard, provides corporate expectations for each individual business unit's HSE Management System and is the primary tool that our business units use to execute the contents and commitments contained within the company's HSE policy. Key elements of the HSE Management System include risk assessment, incident and near miss reporting and investigation, onsite job safety analysis, HSE training, audits, and annual review and goal setting.

Through the execution of the HSE Management System Standard, a variety of deliverables are generated by each business. Some of these include investigation reports of "high and significant risk" incidents, audit findings and HSE Compliance Verification Reports. A monthly report highlighting HSE performance is electronically communicated via the company intranet, which is accessible to all employees. Both the ConocoPhillips Management Committee and Public Policy Committee of the company's Board of Directors receive regular updates of key HSE issues, events and performance from the vice president of HSE.

ConocoPhillips maintains a multi-tiered risk based HSE audit program encompassing regulatory and management system compliance audits at both the corporate and business unit levels. Our program also includes external insurance risk assessments. An independent firm periodically conducts a limited assurance engagement on ConocoPhillips' corporate level processes for collating and reporting aggregated HSE data presented in ConocoPhillips' Sustainable Development report.

Integrated into our HSE Management System Standard is the requirement to assess all risks and mitigate them appropriately. ConocoPhillips uses an array of techniques and tools to perform appropriate risk assessments, including using the ConocoPhillips Risk Matrix Model to perform qualitative or semi-quantitative assessments, and using quantitative risk assessments where necessary for increased levels of complexity.

Operations Excellence

Operations Excellence (OE) is a systematic and collaborative approach to enabling safe, reliable and efficient operations. It provides the tools to identify and turn opportunities into realized improvements. The approach recognizes the operational and business challenges inherent in our global business. OE's methodology is aimed at striking the optimal balance between the discipline gained from structured global processes and the quick decision making and personal ownership derived from an experienced-based organization.

Operations Excellence provides the platform for the retention and sharing of corporate knowledge that is critical to ConocoPhillips' future success. It establishes a common language and approach that drives consistency in performance across the company.

Vision

- Be an industry leader in Health, safety and Environment and Asset and Operating Integrity.
- Deliver on long-range plan commitments.
- Achieve an aspirational target of 95% or greater direct operating efficiency.

Mission

To improve operational performance and deliver a sustainable competitive advantage.

Objectives

OE is an essential component of the company's continuous improvement efforts to:

- Reduce risk: A comprehensive risk-management process can prevent the occurrence and mitigate the consequences of major incidents. Leadership and Management; Planning and Scheduling; Human Performance; Asset and Operating Integrity (including Process Safety); Health, Safety and Environment (HSE); and Maintenance and Reliability programs contribute to the prevention of serious incidents. The OE systems are designed to minimize the potential for HSE impacts and maximize operating reliability.

- Improve base production: On any given day, ConocoPhillips produces over a million barrels of oil equivalent production per day from existing sources, so even small improvement in production can significantly

Impact the company's bottom line

Ensure operability: It is essential that projects come on stream and perform as premised in the basis of design. For this reason, it is critical that learning from operations is fed back into project design and construction. In order to achieve these objectives, ConocoPhillips has developed a systematic approach to delivering sustainable improvements.

Process Safety

ConocoPhillips invests significant resources and provides focused attention to continually improve our process safety culture and performance across the entire company. Process safety refers to the control of process hazards in a facility with the potential to impact people, property or the environment. This includes the prevention, control and mitigation of unintentional releases of hazardous material or energy from primary containment.

The foundation of our successful process safety management program is promoting employee participation.

At ConocoPhillips, our employees:

- Have defined safety roles and responsibilities at all levels.
- Serve as employee representatives on joint health and safety committees.
- Participate in analyses that identify process hazards together with their control and mitigation measures or barriers;
- Provide operator input and exhibit ownership of process startup/shutdown procedures and emergency procedures.
- Participate in safety qualification and training programs.
- Are empowered with the right and responsibility to stop unsafe work.
- Perform work permitting and pre-job hazard analysis.

- Participate in safety, technical and procedural reviews, incident investigations, audits and emergency response teams.

Process safety performance at ConocoPhillips is continually tracked to monitor strengths and assess opportunities for improvement across key business areas. This monitoring includes a strong emphasis on process safety auditing to validate and support metric data. ConocoPhillips has adopted additional process safety metrics across key business sectors beginning in 2011 based on the American Petroleum Institute (API) Recommended Practice (RP) 754 "Process Safety Performance Indicators for Refining and Petrochemical Industries," and on the International Association of Oil & Gas Producers (OGP) "Asset Integrity – Key Performance Indicators."

These metrics are intended to provide management with additional tools to evaluate the effectiveness of our risk control barriers in preventing or mitigating unplanned losses of containment. Analysis of metric results helps direct specific improvement measures, which may include changes in engineering design, operating and maintenance procedures, and training opportunities.

Emergency Preparedness

At ConocoPhillips, prevention of any spill through project planning, design, implementation and leadership is a primary objective. However, in the event that a spill occurs, we have plans and processes in place to ensure we can respond effectively. We also conduct thorough investigations of all significant incidents to understand the root cause, share lessons learned and prevent future incidents.

ConocoPhillips conducts oil spill exercises and drills each year for its U.S. operations in compliance with the requirements of the Oil Pollution Act and adopts many of those concepts for its international operations. We work with organizations such as the International Petroleum Industry Environmental Conservation Association (IPIECA) and International Oil and Gas Producers (OGP) to encourage regulators to support international cooperation, including bringing outside resources into specific locations to improve local spill response capabilities. ConocoPhillips utilizes best practices for spill response on an international basis. We design our programs to meet robust compliance requirements and where feasible apply these standards internationally and in alignment with host-country requirements.

ConocoPhillips places great value on having trained and capable emergency responders. As part of the company's emergency preparedness program, ConocoPhillips conducted several major response exercises in 2012. Two of these drills included the ConocoPhillips Global Incident Management Assist Team (GIMAT).

In August of 2012, 125 employees from across the company gathered to participate in the first Global IMAT training event since the spin-off of the downstream assets. Five days of training stressed integration and consistency through the Incident Command System. Participants put their learning to the test with a full-day exercise simulating a seabed oil seep in Asia.

Throughout the week, cultural awareness moments provided insight into other regions. Speakers shared lessons learned from the 2011 China response and other industry incidents, while our leaders spoke about the company's vision, culture and strategy, and highlighted the necessity of major incident prevention and mitigation.

As part of the ConocoPhillips/Polar Tankers Vessel Response Plan, the Polar Spill Management Team and the ConocoPhillips GIMAT responded to a simulated scenario. Held in October of 2012, the exercise spanned two days and included approximately 150 industry and agency responders. Participating organizations included ConocoPhillips, the U.S. Coast Guard, other government agencies and third-party spill response experts.

In addition to numerous local programs to practice and test our response capabilities, about 500 people will participate in four large-scale exercises involving the GIMAT on three different continents slated to take place during 2013. These drills often include participation by third-party experts, oil spill response organizations and government emergency response agencies. We also utilize the National Oil Spill Response Research and Renewable Energy Test Facility (Ohmsett) in New Jersey for spill response training. This facility is operated by the Bureau of Ocean Energy Management (BOEM), and provides full-scale oil spill response equipment testing, research and training.

Our investment in spill response technologies includes membership in Oil Spill Removal Organizations (OSROs) across the globe, which affords us access to substantial inventories of, and the latest advances in, proven response equipment. In the Gulf of Mexico, we are members of two OSROs, Clean Gulf Associates (CGA) and Marine Spill Response Corporation (MSRC). Our Alaska business unit has memberships in three large OSROs including Alaska Clean Seas (ACS), Cook Inlet Spill Prevention & Response, Inc. (CISPRI) and Ship Escort/Response Vessel System (SERVS) for our exploration and production operations on the North Slope, in Cook Inlet and our Polar Tanker operations in Prince William Sound, respectively. Our membership in MSRC as well as a contract with the National Response Corporation (NRC) provides coverage for our Polar Tankers operations along the west coast.

In addition to our U.S.-based OSRO memberships, ConocoPhillips is also a member of Oil Spill Response Limited (OSRL) and Norwegian Clean Seas Association for Operating Companies (NOFO), which both perform roles similar to that of the CGA and MSRC for offshore operators, focusing on global (OSRL) and region (NOFO) specific solutions. We are also active participants in many other emergency response cooperative efforts. For a more complete listing, along with descriptions and links to more information about these groups click on Response Partnerships and Industry Alliances.

Response Partnerships and Industry Alliances

ConocoPhillips has established mutual aid arrangements and alliances with many other oil and gas companies around the world, especially in areas where our facilities operate near one another. We also make a concerted effort to work collaboratively with a wide variety of government agency response organizations that have jurisdiction for our assets across the globe. In addition, ConocoPhillips actively participates in a variety of more formal, cooperative efforts focused on crisis and emergency management. Here is a brief description of many of those groups, along with links to their websites.

- Alaska Clean Seas (ACS) protects the environment by providing effective response services to the Alaska North Slope Crude Oil Producers and the first 167 miles of the Trans-Alaska Pipeline System in accordance with the oil spill response agreements and plans. With offices in Anchorage and Prudhoe Bay, ACS strives to be recognized as a world leader in arctic land and marine oil spill response.

- Australasian Marine Oil Spill Center (AMOSC) provides rapid response to safeguard the Australian coastline with oil spill resources and equipment. Based in Geelong, Victoria, the center is financed by nine participating oil companies and other subscriber companies.

- Clean Caribbean & Americas Association (CCA) provides petroleum and maritime industry members immediately accessible emergency preparedness and response resources, services and support to minimize environmental impacts from oil spills and related incidents in the Caribbean and the Americas. It is based in Hollywood, Fla., and has recently elected to merge with Oil Spill Response Limited (OSRL).

- Clean Gulf Associates (CGA) is a not-for-profit cooperative based in New Orleans that provides oil spill response resources and personnel in the Gulf of Mexico for 122 member companies.

- Eastern Canada Response Corporation (ECRC) is one of three Canadian Certified Response Organizations east of the Rocky Mountains. Based in Ottawa, it serves ConocoPhillips and other members in three regions from six staffed and equipped response centers.

- Marine Spill Response Corporation (MSRC) is the largest, dedicated oil spill and emergency response organization in the United States. ConocoPhillips is a major customer of this not-for-profit group, based in Herndon, Va., and classified by the U.S. Coast Guard as an Oil Spill Removal Organization.

- Marine Well Containment Company (MWCC) strives to be continuously ready to respond to a deepwater well control incident in the U.S. Gulf of Mexico. Founded by ConocoPhillips and three other companies, this not-for-profit and Houston-based company now has 10 members, and membership is open to all oil and gas operators in the U.S. Gulf of Mexico.

- Natural Resources Damage Assessment – Joint Assessment Team (NRDA – JAT) grew out of the desire to enhance dialogue among the parties involved in natural resource damage assessment, which may be confrontational. JATs serve as a natural complement to NRDA casework, providing a forum through which the parties can build on existing expectations, understanding, communication, and trust. In fact, JATs and comparable structures have helped move NRDA cases in a more cooperative fashion.

- Norwegian Clean Seas Association (NOFO) aims to be a leading, efficient and robust oil spill response organization by ensuring oil spill preparedness at any time in accordance with operator needs and plans. Supported by 30 participating companies, NOFO is based in Stavanger and has five offshore response bases strategically located along the coast of Norway.

- Oil & Gas Producers – Arctic Oil Spill Response Technology (OGP – Arctic OSR Tech) The International Association of Oil & Gas producers (OGP) is a unique global forum in which members identify and share best practices to achieve improvements in every aspect of health, safety, the environment, security, social responsibility, engineering and operations. OGP established The Arctic Coordination Task Force to be the technical and advocacy focal point for the E&P industry on issues related to upstream activities in the Arctic.

- Oil & Gas Producers – Oil Spill Response Joint Industry Program (OGP – OSR JIP) In response to the 2010 Montara and Macondo oil spills OGP formed the Global Industry Response Group (GIRG), tasked with identifying learning opportunities both on causation and in respect of the response to the incident. Nineteen recommendations were identified and these are being addressed via a three-year Joint Industry Project (JIP) funded by sixteen oil industry members.

  The Oil Spill Response JIP (OSR-JIP) has initiated discreet projects or provides support to projects initiated by other trade associations in the nineteen subject areas resulting from the OGP GIRG-OSR project.

- Oil Spill Global Response Network (GRN) is a coalition of major oil response companies operating throughout the world focused on maximizing the knowledge, expertise and preparedness of each participating response organization and sharing that with other participants. ConocoPhillips has access to this group though its membership in MSRC and other groups.

- Oil Spill Response Limited (OSRL) is an industry-owned cooperative which exists to respond effectively to oil spills wherever in the world they may occur. About 120 companies are members of this London-based group with strategic bases in the UK, Singapore and Bahrain, and regional offices in the UK, USA, Indonesia, North Africa and West and Central Africa. In 2013 OSRL will create additional facilities in Norway, Singapore, Brazil and Africa to support expanded subsea response programs.

- Subsea Well Response Project (SWRP) is a non-profit joint initiative of nine major oil and gas companies working together to enhance the industry's capacity to better respond to subsea well-control incidents. Based in Stavanger, Norway, the participating companies include ConocoPhillips and Shell, the project team operator.

Offshore Incident Prevention & Response

Our company's focus and investments in offshore safety and environmental protection are best summarized in three primary areas:

PREVENTION – reduce the risk of an incident from occurring.
CONTAINMENT – reduce the footprint and impact of an incident and maximize response capability.
RESPONSE – mitigate incident damage rapidly and effectively.

Incident Prevention

Safety and accident prevention are core focus areas in our business and are integral parts of our operations. ConocoPhillips invests significant resources on prevention – training of personnel, selecting the right contractors and executing our operations in a manner that maintains safety and environmental stewardship. A focus on prevention begins with proper well design and carries forward into the daily drilling work execution.

ConocoPhillips uses a well design methodology which meets or exceeds the requirements in all countries where we operate. We have well control, casing design, drilling fluid and cementing, and directional drilling and wellbore surveying standards, which are the building blocks we use to ensure a safe well design. Additionally, we have several processes embedded into our operating management system to help prevent a drilling accident from occurring. These processes include inspection, testing and maintenance of all safety critical elements of an asset (including wells), placement of precautionary safety critical elements to respond to certain scenarios, well integrity assurance and intervention to help ensure reliability of the well envelope, and detailed planned maintenance programs to ensure asset integrity. ConocoPhillips was one of the first companies to develop a Design Safety Case applied in the Gulf of Mexico. The company used this compilation of design information and studies to ensure the facility was designed safely. Although a regulatory requirement in UK North Sea operations since 1991, safety cases have not been required in the Gulf of Mexico. The safety case for Magnolia identified several Major Accident Hazards that could occur in an offshore facility, including a process safety incident or well blowout. Since installing Magnolia in 2004, ConocoPhillips has developed and implemented a Safety Case Standard that requires the development of a safety case for all ConocoPhillips offshore facilities.

As of December 31, 2012, ConocoPhillips' operated facilities in the Gulf of Mexico were limited to the Magnolia Offshore Platform, located about 150 miles off the coast of Louisiana. The wells associated with this platform produce a combined total of approximately 4,100 barrels of oil equivalent per day. However, ConocoPhillips-operated production may expand in this region following the company's current drilling program.

The majority of ConocoPhillips' research and development funding in offshore drilling focuses on increasing efficiency without compromising safety. Some of this funding is leveraged in joint industry projects in association with multiple operators and contractors. While our company does not directly design and build rigs, we devote considerable financial resources to drive improvements in the drilling industry through our contracting and construction oversight strategies.

We actively seek to identify and partner with those companies that have the safest equipment and best safety records through our Contractor HSE Standard. (See Contractor Selection & Oversight for more information.) In our U.S. onshore rig fleet, we are contracting with innovative, safety-focused drilling companies for newly built, high-tech rigs equipped with fully automated pipe handling equipment. This equipment reduces the human-machine interaction which results in many of the injuries associated with drilling operations. We also provide oversight during construction activities.

Spill Containment

ConocoPhillips recognizes that industry oil spill response capabilities should be improved particularly in the case of subsea wells. We are participating with the industry in developing new spill response strategies and/or equipment improvements that will materially increase our ability to capture leaking oil at its source at the sea floor, stage equipment in locations where it might be needed, and engage in advanced and ongoing research and development.

In July 2010, ConocoPhillips Chevron, ExxonMobil and Shell committed to providing a new containment response capability in the Gulf of Mexico. These founding companies of Marine Well Containment Company (MWCC) an independent, not-for-profit, company, recognized the need to be better prepared in the event an operator lost control and subsequent containment of a well. As a result, in February 2011, MWCC's interim well capping and containment system became available for use. The interim system improved the industry's ability to respond to a deepwater well control incident in the U.S. Gulf of Mexico.

Now supported by 10 members, MWCC has advanced this capability by constructing a more robust well-capping system and is currently developing an expanded containment system. This system further increases capacity to capture, contain and process oil and gas from a well control incident if the well cannot be capped. Engineering and procurement are well advanced and fabrication has been initiated on all key components; the expanded containment system will be available for use in 2013. As MWCC's members look for new and deeper sources of oil, the company is committed to progressing technology that keeps pace with its members' needs.

Although the containment system described above is appropriate for the Gulf of Mexico, our company recognizes that deepwater conditions vary around the globe and that separate regions may require different oil spill containment and response solutions. That's why ConocoPhillips was also a founding member of the Subsea Well Response Project (SWRP). Similar to MWCC, SWRP is a Norway-based nonprofit joint initiative of nine major oil and gas companies working together to design and construct four subsea well capping systems for storage at strategic locations around the globe. These systems enhance the industry's capacity to better respond to subsea well-control incidents.

To learn more about Marine Well Containment Company, visit marinewellcontainment.com.

Industry Response

In May 2010, in response to the Gulf of Mexico incident, the oil and gas industry, with the assistance of the American Petroleum Institute (API), assembled three joint industry task forces (JITF) to focus on critical areas of Gulf of Mexico offshore activity:

- The Joint Industry Task Force to Address Offshore Operating Procedures and Equipment,
- The Oil Spill Preparedness and Response Task Force, and
- The Subsea Well Control and Containment Task Force.

These groups provided more than 50 recommendations including quicker and more effective methods for capping an uncontrolled well, improvements to subsea dispersant application and monitoring, in-situ burning, shoreline protection and cleanup and other response operations, and a new well construction interfacing document that offshore operators and drilling contractors can employ to integrate all aspects of safety management systems. ConocoPhillips is actively participating on each of these JITF. For more information, please visit API JITF.

In addition to participating in the above JITF, ConocoPhillips actively participates in other industry groups such as:

- API Emergency Preparedness and Response Sub-Committee,
- IPIECA's Industry Technical Advisory Committee (ITAC), Oil Spill Working Group (OSWG) and Global Initiatives,
- OGP's Oil Spill Response and Arctic Response Joint Industry Projects (JIPs)
- Oil and Gas UK Oil Spill Prevention and Response Advisory Group (OSPRAG) and European Issues Subgroup
- Society of Petroleum Engineers (SPE) Committee (provided industry guidelines on how to calculate worse-case discharge volumes in response to a Bureau of Ocean Energy Management directive)

Through our continued participation in the various national and international industry groups, ConocoPhillips benefits from opportunities to evaluate new technologies and equipment that maximize recovery and minimize waste during spill response. ConocoPhillips also remains committed to collaborating with government regulators, operators and industry to advance the state of the art in both equipment and procedural aspects of spill response and deepwater drilling operations. As additional guidance and regulations are put in place, ConocoPhillips will incorporate them into our procedures, policies, and oil spill response plans. We will continue to review our internal policies and procedures with all global locations to ensure the safety of our operations. Through these efforts, we will contribute to improving safety not only for ConocoPhillips operations, but for the entire industry.

The "Response Partnerships and Industry Alliances" section of this report has a complete listing and more information about these groups.

Occupational Health and Industrial Hygiene

ConocoPhillips has a well-established process for identifying, evaluating and controlling workplace health hazards. The core of our process is the requirement for each business unit to develop and implement an Exposure Assessment Plan (EAP) for employees and contractors. The EAP identifies chemical and non-chemical risks that workers may be exposed to during daily work activities. Sampling performed under an EAP focuses our efforts on minimizing exposure risks to workers and the community.

ConocoPhillips has also established Occupational Health and Industrial Hygiene performance metrics used to continually evaluate and improve our processes. These metrics measure the effectiveness of our chemical risk identification processes, associated protection measures and medical surveillance of worker health.

The ultimate goal of our Occupational Health and Industrial Hygiene process is to effectively protect the health of our workforce and facility neighbors to prevent any related adverse health effects.

Security

Although security risks cannot be entirely eliminated, we believe they can be effectively managed. ConocoPhillips has taken comprehensive steps and invested heavily to address potential threats to our operations around the world. Through systematic security audits by specially trained personnel, we continuously monitor and assess our compliance with international security regulations, company security policies and the potential for malicious action and implement a variety of preventive measures to provide for the safety and security of our personnel and operations.

As an operator of critical infrastructure in many challenging locations worldwide, we work closely with governmental agencies, nongovernmental organizations, our peers and local communities on initiatives to identify, detect, deter, prevent and mitigate potential terrorist attacks and other threats to company personnel and facilities.

ConocoPhillips facilities are compliant with the:

- Chemical Facility Anti-Terrorism Standards,
- Maritime Transportation Security Act,
- Hazmat Transportation Security requirements,
- International Ship and Port Facility Security Code,
- U.S. Customs-Trade Partnership Against Terrorism standards, and
- All other applicable governmental security requirements.

ConocoPhillips maintains its Tier Three status in the Customs-Trade Partnership Against Terrorism program by demonstrating effective security that exceeds the minimum program criteria. Our program examines categories of company procedures intended to maintain the integrity and security of the international supply chain. This effort is conducted through on-site visits and procedural reviews by U.S. Customs and Border Protection officials who assess the overall effectiveness of our security processes.

ConocoPhillips continued as an active, participating member of the Overseas Security Advisory Council (OSAC), with the ConocoPhillips Chief Security Officer presently fulfilling the industry Co-Chair position. OSAC is a federal advisory committee of public-sector entities and U.S. government. It is chartered by congress to promote security cooperation between American business and private-sector interests worldwide.

OSAC includes representation from the U.S. departments of Treasury, State and Commerce; the Executive Office; and more than 140 country councils. Today, members of more than 7,500 U.S. companies, educational institutions, faith-based institutions and non-governmental organizations are OSAC constituents.

ConocoPhillips is also a founding member and leadership board member of the Domestic Security Alliance Council (DSAC). This group creates a strategic partnership between the Federal Bureau of Investigation (FBI) and the U.S. private commercial sector to enhance communications and promote the timely and effective exchange of information.

The DSAC advances the FBI mission in preventing, detecting and investigating criminal acts, particularly those affecting interstate commerce, while advancing the ability of the U.S. private sector to protect its employees, assets and proprietary information. In 2012, there were more than 200 companies participating in the DSAC program, representing every critical infrastructure and business sector.

Additional security programs and initiatives include:

- security vulnerability assessments,
- journey management,
- contraband searches,
- due diligence investigations,
- threat analysis,
- work place violence prevention,
- emergency evacuations,
- external investigations,
- information protections,
- facility security plan development,
- security training,
- site access control and monitoring,
- technical counter surveillance monitoring, and
- special events security.

Safety Data Sheets

Safety data sheets provide procedures for handling or working with substances in a safe manner. They provide valuable information about the chemical makeup of toxic substances, as well as how to store and properly dispose of toxic substances.

Material Safety Data Sheets (MSDS) are available online at ConocoPhillips.com→Sustainable Development→Safety & Health →Safety Data Sheets.



Environment

Life Cycle Thinking

Energy enables global economic development and human progress.

Yet, it is not always clear how best to protect the environment, conserve resources and operate compatibly with neighbors while delivering the energy needed to realize these benefits. Energy companies, including ConocoPhillips, deal with these issues on a daily basis. How can companies make the best choices for the environment and communities?

ConocoPhillips believes in using a systematic approach to understand these often complex issues. One tool in this approach is Life Cycle Assessment (LCA) methodology – a tool to quantify environmental impacts and natural resource usage from project conception to completion. Having full understanding of project lifecycle impacts allows planners to make more informed decisions regarding the environment and natural resource use. It also allows comparisons between alternative approaches and competing technologies. To conduct an LCA, a company must,

- Define the LCA goal, scope and boundaries.
- Develop an inventory of all products, resources and emissions entering or leaving the boundaries.
- Assess the benefits and impacts of products, resources and emissions leaving the boundaries.
- Interpret the results.

For instance, LCAs consistently find that electric power production from natural gas produces half the greenhouse gas emissions of coal when comparing total emissions across the entire life cycle, including fuel production, transportation and transformation into electric power.[1] But how does liquefied natural gas (LNG) compare with coal? Applying systematic LCA methodology, the U. S. Department of Energy Technology Lab finds that LNG can provide a similar greenhouse gas reduction benefit relative to coal (up to a 45% reduction).[2]

LCA methodology provides important information to company planners so that potential impacts to the environment, natural resources and communities are considered as part of ongoing operating decisions.

By taking this systematic lifecycle approach, ConocoPhillips can better understand and manage our environmental footprint.

[1] U. S. DOE, NETL (2011), Deutsche Bank/Worldwatch Institute (2011), IHS CERA (2011), University of Maryland (2011)

[2] U. S. DOE NETL, (2010)

Biodiversity

Integrating Biodiversity

Biological diversity, or biodiversity, is a term used to capture the concept of the world's biological richness and variability. Biodiversity includes all populations and species of plants, animals and microbes that occur in nature, and the interactions within and between these populations that contribute to ecosystem function. Ecosystem functions provide essential services that support human needs such as food, shelter, clothing, medicines and fuel. Biodiversity can also have recreational, cultural, spiritual and aesthetic values.

Biodiversity is critical in maintaining ecosystem health and human well-being. Protecting plant and animal species and ecosystems where we operate is an essential component of our health, safety, and environmental commitment. In the company's biodiversity position, we make a number of specific commitments designed to conserve biodiversity as part of our commitment to systematically reduce the effects of our activities on the environment.

The table below highlights some key business results, business practices, processes and tools we use to implement our Biodiversity Position.

Biodiversity Results and Integration Table	
Focus Area	**Implementation Indicators**
Impact Assessment and Results	All major operated assets have completed a biodiversity risk assessment.
	Assets have created fit-for-purpose mitigation plans.
	Environmental and Social Impact Assessments (ESIAs) assess biodiversity issues.
	Sustainable Development Scorecards are completed for capital projects, including an analysis of biodiversity issues, and are updated through project phases.
	The New Country Entry and other due diligence processes evaluate biodiversity issues and risks.
	Biodiversity risks are identified as part of project authorization guidelines for new ventures.
	Business unit biodiversity action plans incorporate management of biodiversity issues as appropriate.
Integration	An internal risk assessment framework has been developed.
	Biodiversity issues are incorporated into Capital Projects and HSE management systems (using a "Plan, Do, Assess, Adjust" approach).
	Business units and functions share best practices in biodiversity through working groups and Networks of Excellence.
Tracking (Issues, Actions)	Biodiversity risks are tracked at business unit, asset or project level and communicated internally.
	Potential biodiversity risks or issues are identified and evaluated periodically through business unit, asset or project level risk assessments.
	Community concerns or grievances related to company activities or biodiversity are tracked at business unit, asset or project level, including responses and resolutions; mechanisms include community or stakeholder relations contact points at the business unit level.

Biodiversity Strategy

In support of our biodiversity position ConocoPhillips implements planning processes aimed at reducing or mitigating the effects of our activities on the environment and conserving biodiversity. We address biodiversity conservation as part of investment appraisal. During the planning and development of major capital projects, we conduct environmental impact analyses, collecting key environmental data and implement mitigation and monitoring programs to reduce impacts and assure results.

We are continuously building our knowledge about the ecosystems in which we work and completed an internal study to benchmark our performance compared to other extractive-industry companies. To increase internal awareness about biodiversity, a knowledge-sharing intranet site was created for ConocoPhillips employees. We conducted industry benchmarking to explore better ways to collect and manage our biodiversity data, including improved animal tagging and streamlined databases. Employees are encouraged to ask questions about challenges they encounter and to share project ideas for technology development in the area of ecosystems and land use. The intranet site also provides such resources as reference to global conferences and contacts to benefit its members.

Our biodiversity strategy is implemented by the following:

- Development of Biodiversity Action Plans for operated assets and projects located in areas of high conservation value.
- Use of widely available and effective planning tools such as those developed by IPIECA, Energy and Biodiversity Initiative, and the International Association of Oil and Gas Producers to facilitate biodiversity conservation.
- Consideration of targeted opportunities for habitat improvement, including projects for rehabilitation. The use of biodiversity offsets are considered when appropriate.
- Collaboration with key stakeholders to increase capacity for biodiversity protection, internally and in related institutions and communities.

Biodiversity Strategy Governance

Responsibility for managing strategic biodiversity issues rests with the ConocoPhillips Executive Leadership Team. The company's Sustainable Development Group provides regular reports to the ConocoPhillips Executive Leadership Team and the Public Policy Committee of the Board of Directors on biodiversity issues.

The Public Policy Committee oversees our positions on public policy issues. The Sustainable Development Group is responsible for ensuring that the ConocoPhillips Executive Leadership Team and Board of Directors are aware of the risks and opportunities associated with biodiversity in our business, and for ensuring that these issues are integrated, as appropriate, into the company's day-to-day decisions and long-term plans. Business units and functions share best practices in biodiversity through working groups and Networks of Excellence.

Since releasing our public position on biodiversity we have continued to improve our understanding of our performance in biodiversity by undertaking peer comparisons and cataloging current challenges and activities. Our corporate biodiversity strategy focuses on implementing mitigation planning processes that conserve biodiversity for existing and future operations.

In the first stage of this strategy, we are:

- Focusing on priority species/habitats.
- Developing valuation methodologies for internal use.
- Engaging externally.
- Increasing awareness and skill development.

Risk Assessments

In 2012 and early 2013, all major operated assets completed a business risk assessment for biodiversity. As an initial input into the assessment, our assets were plotted in the Conservation International biodiversity hot spots mapping layer of the International Petroleum Industry Environmental Conservation Association's (IPIECA) Global Water Tool for Oil and Gas and PROTEUS UNEP World Conservation Monitoring Centre (UNEP-WCMC).

Using the Global Reporting Initiative (a well-known sustainable development reporting guideline), IPIECA practices and internal expertise, we developed an internal risk framework to evaluate our assets. This framework provided a consistent methodology and common tool for evaluating risks. The process looked at a number of international, national and local risk elements and created a categorization of risks for the asset. The guidance and methods in the tool allowed us to get a relative risk for each operated asset. After completing the assessment, the business unit developed appropriate follow up action plans, which are now under review.

These internal assessments complement the other engagement we do in the area of biodiversity. Through our various programs and activities, we cooperate with local and international non-government organizations (NGOs) and government agencies and communities in conserving and protecting biodiversity and ecosystems services in the regions where we work. Through relationships with experts, we improved our ability to recognize and manage sensitive environments, avoid them where possible, or reduce impacts to a minimum in areas that we cannot avoid. We use local experts to monitor and advise our activities in proximity to such sensitive areas.

Alaska's Cook Inlet

We believe it is important to balance our presence with responsible conservation measures to protect biodiversity. This requires dialogue between environmentalists, industry, government and other interested parties.

ConocoPhillips has long recognized that our ability to safely develop oil and gas resources in Alaska, particularly in Cook Inlet, is inextricably linked to the ability of all resource developers to minimize the environmental impacts and protect the subsistence way of life for native peoples. For more than 40 years, ConocoPhillips has successfully developed and produced gas in Cook Inlet waters occupied by the beluga whale.

The Cook Inlet beluga whale is currently listed as endangered under the Endangered Species Act and depleted under the Marine Mammal Protection Act. It is therefore afforded a high level of protection by the National Marine Fisheries Service (NMFS) as the agency works with industry, native subsistence hunters and others to conserve and ultimately recover the species to sustainable population levels. Understanding the reasons behind the beluga whale population decline is important to the industry and other stakeholders.

ConocoPhillips is a longstanding supporter of beluga whale conservation, management and research in Alaska. We support the conduct of sound science to assist with decisions on the management of marine mammals, not only for the continuation and growth of the population, but also to allow for future harvests by local Native hunters who rely on these animals as part of their subsistence diet.

External Engagement and Tools

We follow widely accepted guidelines from IPIECA and the International Association of Oil and Gas Producers (OGP) in our approach to biodiversity conservation. As a member of the IPIECA biodiversity and ecosystems services working group, we develop tools and materials to help companies across our industry enhance their biodiversity conservation activities. As a founding member of the OGP's Sound and Marine Life program, we support continued research to increase scientific knowledge on the possible impact that sound produced by offshore exploration and production has on marine mammals, fish, turtles, seabirds, invertebrates and other marine life.

We are also members of the OGP and are on the management committee for this organization. OGP companies, share information and develop guidance on safety, the environment, governance, fiscal transparency and corporate social responsibility. Additionally, we serve on the OGP Environment Committee.

Business Processes

Our global businesses follow specific, well-defined processes that help manage sustainability issues as we begin a new venture, from the initial phases of identifying a potential opportunity through project development and operations. We are committed to the development of biodiversity management practices that conserve and protect biodiversity and ecosystems services and enhance the efficiency of our assets.

New Country Entry

ConocoPhillips' project authorization guidelines and Health, Safety and Environment (HSE) due-diligence standards require that any new business venture identifies health, safety, environmental (including biodiversity), reputational and social risks, in addition to technical, commercial and political constraints. Once an opportunity is identified and a request for approval is drafted, a new country entry risk assessment is prepared.

We also perform due diligence on acquisitions or divestments of businesses or properties, new business ventures, incorporated and unincorporated joint-venture agreements, and initiations and terminations of property leases or subleases. Both of these key processes, which include biodiversity, are described in more detail in Our Approach under New Country Entry.

Sustainable Development Scorecard

To identify environmental, social and human rights issues during project development, project teams use a sustainable development (SD) scorecard and two related tools. We incorporate biodiversity issues in the SD scorecard process where warranted by new country entry, or other preliminary risk assessments, as described in more detail in Our Approach under Sustainable Development Scorecard.

Starting in 2013, the biodiversity risk assessment framework that was developed for screening risks at assets will be integrated into the scorecard. This tool provided a broad perspective on our risks around biodiversity and ecosystem services for our assets globally, helped further identify important issues and potential effects that should be considered, and allows for continued learning as the project progresses.

Health, Safety, Environmental and Social Integration

We systematically conduct assessments to identify how our business practices might affect communities and ecosystems in areas where exploration and project development is planned. Biodiversity assessments are included in this process, which is described in more detail in Our Approach under Health, Safety, Environmental and Social Integration.

Biodiversity Initiatives

ConocoPhillips and its employees participate in a variety of projects to help refine scientific knowledge about birds, to protect and improve wildlife habitats, and to provide educational programs about birds

Spirit of Conservation

One of ConocoPhillips' environmental interests is conserving the natural habitat of migratory birds, an objective that has been among the company's philanthropic priorities since the 1970s. In 2005, ConocoPhillips founded the SPIRIT of Conservation Migratory Bird Program, an outgrowth of the company's long-working relationship with the National Fish and Wildlife Foundation (NFWF). The program strives to protect, restore and improve the natural systems and habitats upon which migratory birds depend for survival, and to benefit declining bird species.

Through its first 8 years, 55 grants have been awarded to 30 conservation groups in 12 states and 5 countries. Nearly 100,000 acres of priority bird habitats have been protected and restored. ConocoPhillips' cumulative contribution of $3.2 million has been leveraged by NFWF at better than 5:1, for a total on-the-ground impact of over $16 million.

Gulf Coast Bird Observatory

In 1993, ConocoPhillips helped form a unique alliance of two conservation groups, three federal and state agencies and two petroleum companies to expand and improve habitat at High Island, Texas. Located approximately 60 miles south of Houston, High Island is one of the most important resting places for neotropical bird species as they migrate to the United States each year from Central and South America. Through the efforts of ConocoPhillips employees and corporate funding, the Gulf Coast Bird Observatory (GCBO) was created. It has expanded into a network of protected habitats across the Gulf Coast from Florida to Mexico.

The GCBO works to protect birds, habitat and birding areas along the Gulf of Mexico from the Florida Keys to the Yucatan Peninsula. Since 1993, ConocoPhillips has served as an annual sponsor for GCBO, donating nearly $500,000.

ConocoPhillips is involved in creating the partnerships necessary to acquire and maintain other GCBO sites throughout the Gulf Coast.

One of the four Houston Audubon Society's sanctuaries on High Island is the S.E. Gast Red Bay Sanctuary, named in honor of a ConocoPhillips employee who has been instrumental in the habitat improvement and public education at High Island.

Crane Foundation

ConocoPhillips is a supporter of the International Crane Foundation (ICF). Founded in 1973, the ICF focuses attention on the conservation of the world's 15 species of cranes. Since the 1980s, ICF has emphasized a flyway approach to crane and water fowl conservation, facilitating communication and coordinated activities involving wetland sites along the crane flyways in China, and also north into Mongolia and Russia.

The coastal plain between the Bohai Sea and mountains to the west are a migration corridor with huge numbers of water fowl funneled across lowland areas heavily populated and developed. Over the past decade, ICF has sponsored research, education programs, and strengthening of wetland conservation and protected areas. Recently, ConocoPhillips China began working with the ICF on two key areas that are under significant threat:

- Northeast Inner Mongolia and adjacent parts of Jilin Province where variable rainfall, water diversions and climate change has created recurring stress conditions on crane habitats.

- The coastal plain along Bohai where development puts strains on wetland ecosystems, to the detriment of water birds and local communities dependent on wetland resources.

The program will work with people dependent on the resources of wetlands and their watersheds to devise economic strategies that safeguard their resource base, while being simultaneously compatible with water fowl and ecosystem protection. For more information about this project see page 41 of the ConocoPhillips China Sustainable Development Report.

Playa Lakes Joint Venture

Established in 1989, the Playa Lakes Joint Venture (PLJV) was the seventh habitat joint venture to implement the goals of the North American Waterfowl Management Plan. This public-private partnership is committed to the conservation of playa basins, saline lakes, marshes, riparian areas and associated watersheds through cooperative efforts with landowners. ConocoPhillips has been the lead corporate participant in the PLJV since its inception, providing in-kind support, employee expertise and has contributed over $2.2 million to projects. Playa Lakes Joint Venture and its partners have restored, enhanced or protected over 1.4 million acres of land within the western great plains.

Grants and partnerships with state and federal agencies, conservation organizations, corporations, communities and individuals have enhanced, restored or protected more than 100,000 acres of habitat.

The Playa Lakes Joint Venture takes in more than 50,000 wetlands known as "playas" across the western High Plains of the United States. There are more than 80,000 playas and they range in size from less than 1 acre to more than 100 acres.

Alaska Wildlife

ConocoPhillips is a long-time supporter of The Nature Conservancy. In 2000, ConocoPhillips contributed $1 million to the Alaska chapter's Great Places in the Great Land conservation campaign. The contribution remains the largest corporate gift to conservation in Alaska's history. Great Places in a Great Land is a five-year effort to identify lands throughout Alaska that deserve protection and find strategies to implement protective measures. The funds will be used to buy critical habitat from willing sellers in order to protect it for future generations and to work with Alaska communities to build economies that do no harm to the land. Some funds also will pay for the planning efforts to identify critical lands.

The Nature Conservancy, founded in 1951, is the world's leading private, international conservation group. Its goal is to preserve habitats and species by saving the lands and waters they need to survive. It has helped protect more than 15 million acres of habitat in the United States and nearly 101 million acres outside the United States. The Conservancy manages about 1,400 preserves, the largest system of private nature sanctuaries in the world. ConocoPhillips also supports The Nature Conservancy's projects in Oklahoma, Texas and Louisiana.

Wildlife Habitat Council

Several projects taking place on ConocoPhillips' properties indicate the enthusiasm and interest of employees in protecting and improving habitat for birds, as well as other wildlife. These projects are being carried out under the rigorous land management guidelines of the Wildlife Habitat Council (WHC), a nonprofit organization that helps landowners manage their properties in an ecologically sensitive manner for the benefit of wildlife.

ConocoPhillips' sites participate in each level of WHC programming from habitat enhancement and environmental education to nest monitoring and community outreach. Each year, ConocoPhillips is proudly represented in WHC's Corporate Homes for Wildlife Calendar, showcasing a particular site with a photo and brief description showing the great work being done on corporate land to enhance critical wildlife habitat. ConocoPhillips has the following WHC projects currently under way at company locations in Bartlesville, Oklahoma:

- The Hillside Wildlife Habitat Enhancement Area has been certified for habitat since 1991.
- The Eliza Creek Habitat Enhancement Project has been certified for habitat since 1999.

Houston Audubon Society

ConocoPhillips is a corporate supporter of the National Audubon Society. Founded in 1905, the organization is named for John James Audubon, a well-known bird expert, explorer and wildlife artist. The Society's mission is to preserve and restore natural ecosystems, focusing on birds, other wildlife and their habitats for the benefit of humanity and the earth's biological diversity. The organization's national network of community-based nature centers and chapters, scientific and educational programs and advocacy on behalf of all sustaining important bird populations, engage millions of people of all ages and backgrounds in positive emulation experiences.

ConocoPhillips also is a corporate supporter of the Texas Audubon Society. Both as a corporation and through Gulf area employees, ConocoPhillips is an active participant in the work of Houston Audubon Society (HAS). HAS became one of the first environmental organizations in Houston in 1969. With nearly 4,700 members from 13 counties along the Upper Texas Coast, HAS is one of the largest Audubon chapters in the nation. In 1983, HAS purchased acreage at High Island in Galveston County, and more recently purchased Horseshoe Marsh on Bolivar Peninsula. These properties and significant additional acreage, including Smith Oaks, provide critical stopover habitat for thousands of neotropical songbirds that migrate along the Gulf of Mexico flyway from Latin America to breeding grounds in North America.

HAS's sanctuary system includes nearly 3,000 acres and is still growing. HAS programs include the High Island Initiative and the Gulf Coast Initiative, which have brought together advocacy groups, governmental agencies and corporations to establish the Gulf Coast Bird Observatory. More than 16,000 children and adults benefit from HAS education programs.

Wetland Foundation

ConocoPhillips sponsors the America's WETLAND Foundation (AWF) established in Louisiana, and working throughout the Gulf region, was founded in 2002 in response to a comprehensive coastal study calling on the need to alert the nation to the devastating loss of Louisiana's coastal wetlands and how their loss impacts the rest of the nation.

For more information about AWF, visit their website at americaswetland.com.

Protecting Habitats

Every operating environment is sensitive to some degree. Some areas, such as the Arctic or rainforest regions, have been identified as under more duress or more fragile than others.

When exploring in Peru, we minimized our footprint by limiting road construction, and transporting supplies and equipment by boat and helicopter. We worked with local organizations to support biodiversity conservation in the Pucacuro Reserve. In the Pucacuro Reserve proposal, the community requested support to protect local forest through the Consejo Comunal. We provided funding to support a collaborative effort with SERNANP (Servicio Nacional de Areas Naturales Protegidas por el Estado) and the local communities to help with protection of the Pucacuro Reserve. A monitoring and control station at the mouth of the Pucacuro River has been built, and forest guards have been trained to help the government maintain oversight in the area.

To support Peru's biodiversity management, ConocoPhillips requested that the original configuration of License Contract 123, as announced by PerúPetro, be changed so as to exclude parts of the Pucacuro Reserve. PerúPetro granted ConocoPhillips' request and reconfigured the License Contract Area.



We partner on projects that can achieve biodiversity protection through community involvement in a sustainable project. Through our involvement with the SPIRIT of Conservation Migratory Bird Program 1,400 acres were purchased at Abra Patricia in the Peruvian Department of Amazonas as a conservation site and local people have been hired and trained as guides and guards.

In 2012, ConocoPhillips was part of an industry commitment of nearly 1 million acres to help the U.S. Fish and Wildlife Service protect habitat for the Dunes Sagebrush Lizard in southeastern New Mexico. This private/public collaboration helped avoid listing the lizard as an endangered species.

Engaging Stakeholders

We recognize the special relationship local communities and indigenous people have with the land and natural environment. Furthermore, we respect their unique knowledge in managing their local environment and conserving biodiversity. While assessing the potential impact of our operations, we actively seek to learn from the traditional knowledge held by indigenous communities as we work with them to develop mitigation strategies to any potential environmental or socioeconomic impacts.

In many cases, where environmental monitoring or restorations comprise our action plans, we involve members of the local communities. For example, Potter Marsh, located within the Anchorage Wildlife Coastal Refuge, is one of ConocoPhillips' signature SPIRIT of Conservation programs in Alaska. Recent project activities include habitat enhancement for migratory birds and fish, increased public access to wildlife resources, and educational outreach. ConocoPhillips has invested more than $2 million in Potter Marsh and has worked collaboratively with regulatory agencies and environmental non-profit organizations to advance the project.

We collaborate with the University of St. Andrews on the annual St. Andrews Prize for the Environment, which recognizes significant contributions to environmental conservation. Since its launch in 1998, the St. Andrews Prize has attracted entries from more than 50 countries each year on diverse topics, including sustainable development in the Amazon rainforest, urban regeneration, recycling, health and water issues, and renewable energy.

Additionally, ConocoPhillips has an annual grant process that awards grants to grad students doing avian research in Alaska. The Angus Gavin Migratory Bird Research Fund is named after our first ecologist in residence.

Water

Integrated Water Management

Almost half the world's population will be living under severe water stress by 2030. Projected population growth will increase demand for water – for personal use, sanitation, manufacturing, energy production and food production.

Possible impacts from climate change, including rising sea levels, declining water storage in the form of snow, glaciers and ice caps, and increasing droughts and floods, may impact water supplies. In addition, many of the proposed methods for producing low carbon and renewable energies are water intensive and their increased use could further increase competition for fresh water.

Although water is an important issue globally, the impacts on freshwater supply and water quality can be very local in nature. Building local awareness, skills, and sustainable and economical practices at a local level is crucial to our commitment to successful water management. Our commitment to developing management practices that conserve and protect freshwater resources while optimizing the efficiency of water usage at our facilities guides our company's strategies. In addition to managing freshwater, the company is exploring ways to use non-fresh sources of water ranging from using brackish water to recycling produced water and recycling municipal wastewater. This type of water can pose difficult challenges and potential costs to the business, but are considered as part of the balance between the needs of the stakeholders in an area.

The table below highlights some key business results, as well as business practices, processes and tools we use to implement our Water Sustainability Position.

Water Results and Integration Table	
Focus Area	**Implementation Indicators**
Impact Assessment and Results	• All major operated assets have completed a water risk assessment • Assets have created fit-for-purpose mitigation plans • Environmental and Social Impact Assessments (ESIAs) assess Water issues where appropriate • Sustainable Development Scorecards are completed for capital projects including an analysis of Water issues, and are updated through project phases • The New Country Entry process evaluates water issues and risks • Water risks are identified as part of project authorization guidelines for new ventures • Business unit water action plans incorporate management of water issues as appropriate
Integration	• Development of an internal risk assessment framework • Water issues are incorporated into Capital Projects, Operations Excellence and HSE Management Systems (using a "Plan, Do, Assess, Adjust" approach) • Business units and functions share best practices in water through working groups and Networks of Excellence
Tracking (Issues, Actions)	• Water risks are tracked at business unit, asset or project level and communicated internally • Potential water risks or issues are identified and evaluated periodically through business unit, asset or project level risk assessments • Community concerns or grievances related to company activities or water are tracked at business unit, asset or project level, including responses and resolutions; mechanisms include community or stakeholder relations contact points at the business unit level. • Development of Water Action Plans for operated assets and projects located in areas of high conservation value

Implementing Our Water Strategy

ConocoPhillips strives to manage water in an environmentally sound and socially responsible manner, while cost-effectively addressing the short-term and long-term water related risks to our businesses. Our recent focus has been on developing a risk-based water strategy, driven by individual business units, and focusing on assets where fresh water is scarce or effluent quality is challenged. Our Water Sustainability Position states our commitment to developing management practices that conserve and protect freshwater resources and enhance the efficiency of water usage at our facilities.

The objective of our water strategy is to improve how the company manages water. The corporate water strategy includes the following commitments:

- Meet our public commitment to conserve, protect, measure and monitor freshwater usage.
- Focus water assessment on assets that have the greatest impact.

- Identify and develop opportunities linked to successful water management systems at a local level, and then apply this knowledge to our assets.
- Develop and implement technologies to reduce the environmental impact of the company's water footprint.
- Utilize the company's Research and Development resources including the Global Water Sustainability Center to drive technology advances.

We assess measure and monitor our freshwater usage at our operated assets. Based on these assessments, we then manage our water consumption and discharge in an environmentally responsible manner. ConocoPhillips continues to improve data collection related to our freshwater use around the globe. The key elements of our approach are illustrated in the following diagram.



Focus on Priority Assets
Integration
Optimizing Our Water Use
Pursuing New Business Opportunities
Technology
Report Water Data

Water Strategy Governance

Responsibility for managing water strategic issues rests with the ConocoPhillips Executive Leadership Team. The company's Sustainable Development Group provides regular reports to the ConocoPhillips Executive Leadership Team and the Public Policy Committee of the Board of Directors on water issues.

The Public Policy Committee oversees our positions on public policy issues. The Sustainable Development Group is responsible for ensuring that the ConocoPhillips Executive Leadership Team and Board of Directors are aware of the risks and opportunities associated with water in our business, and for ensuring that these issues are integrated, as appropriate, into company strategic decisions. Business units and functions share best practices in water through working groups and Networks of Excellence.

Risk Assessments

When evaluating water risks, ConocoPhillips starts at a high level with an enterprise-wide search for issues around the world. Using the IPIECA Global Water Tool and other internal expertise to screen for risks, we then take a deeper look at potential water risks or opportunities using tools such as the GEMI Local Water Tool.

Each operated asset is required to complete a water risk assessment and, if needed, develop a water action plan. These plans are designed to address the local risks identified. These plans may include monitoring, plans for engagement, or specific technology plans and are aimed at helping each asset appropriately manage the issue within the local context. Some examples of our business unit water management planning and actions may be found in the Canadian oil sands and in our Eagle Ford shale development work.

ConocoPhillips was the first company to pilot the GEMI Local Water Tool at the Surmont I Oil Sands development in Canada. It was used to evaluate risks even though the operation is not located in a water short or scarce region. Indonesia also used the tool to evaluate risks at our operated assets. Both of these pilot projects and the actions taken to explore alternative sources have been shared with regulators and other stakeholders.

Integration Of Water Into Business Processes

Our global businesses follow specific, well-defined processes that help manage sustainability issues as we begin a new venture, from the initial phases of identifying a potential opportunity through project development and operations. We are committed to the development of water management practices that conserve and protect freshwater resources and enhance the efficiency of water utilization at our facilities. Our oil sands development, Onshore Operating Principles, and natural gas operations offer examples of this commitment.

New Country Entry

ConocoPhillips' project authorization guidelines and Health, Safety and Environment (HSE) due-diligence standards require that any new business venture identifies health, safety, environmental (including water), reputational and social risks, in addition to technical, commercial and political constraints. Before starting a venture in a new country, we take several steps to assess the potential sustainability and business risks. Once an opportunity is identified and a request for approval is drafted, a new country entry risk assessment is prepared.

We also perform due diligence on acquisitions or divestments of businesses or properties, new business ventures, incorporated and unincorporated joint-venture agreements, and initiations and terminations of property leases or subleases. This process also includes water, as described in Our Approach under New Country Entry.

Sustainable Development Scorecard

In order to identify environmental, social and human rights issues during project development, project teams use a sustainable development (SD) scorecard and two related tools. We incorporate water issues in the SD scorecard process where warranted by new country entry or other preliminary risk assessments, as described in Sustainable Development Scorecard.

Training and Awareness

Our approach encompasses a broad range of activities and tools. ConocoPhillips led the development of the IPIECA Global Water Tool and the GEMI Local Water Tool and we continue to promote their use externally. We have adapted and applied the tools developed by these organizations through integration into our processes and training for key functions and leaders. We've also focused our Water Issues Working Group and water networks on further integration of sustainable development tools and commitments into business planning and work processes.

Health, Safety, Environmental and Social Assessments

We systematically conduct assessments to identify how our business practices might affect communities and ecosystems in areas where project development is planned. Water assessments are included in this process as described in more detail in Our Approach under Health, Safety, Environmental and Social Assessments.

Water issues are included in our high level processes and where warranted by specific risk assessments. At the asset level, we continue to strengthen the consistency in implementation.

Community Engagement

Community engagement is integral to how we go about implementing or "operationalizing" our commitment to managing developments and addressing sustainable development issues, including water. Business unit engagement strategies, peer to peer best practice sharing, participation in industry forums, developing or implementing advances in technology and operating processes all enhance our ability to continue to responsibly develop hydrocarbons.

Water Efficiency

ConocoPhillips collects information on water use and discharge. Each year that information is reported. To see our latest results, see Performance Data. In addition, we engage with our peers and others to explore trends and changing requests in sustainable development reporting and data collection.

Natural gas production outperforms many energy sources in using water efficiently. We focus on groundwater protection, proper handling of flowback or produced water, minimizing the use of freshwater, where feasible and practical, and funding research to improve the entire spectrum of shale gas operations. For more information, visit Powerincooperation.com.

Produced Water

Fresh water management is one aspect of how we manage water. Water produced from the formation (produced water) and fracturing fluid returned with oil and gas (flowback water) can vary in quantity and is usually highly saline and may contain hydrocarbons, minerals or metals from the reservoir. Some of it is recycled for oil production as in our Surmont 1 oil sands operations. Managing its treatment, disposal and potential reuse is a challenge for the industry, and alternatives are continually being evaluated as part of the company's work at our Global Water Sustainability Center (GWSC) and Bartlesville Technology Center.

The Bayu-Undan Field is an offshore gas and liquids hydrocarbon processing facility located in the Timor Sea between Australia and Timor-Leste. A by-product of extracting hydrocarbons from the reservoir is the generation of significant volumes of 'produced water' from within the geological formation. To reduce potential impacts associated with the release of produced water to the marine environment, the Bayu-Undan Field includes two dedicated produced water reinjection wells. The reinjection wells enable produced water to be safely contained within the reservoir, avoiding potential discharge impacts. Over the life of the field the Operations team has achieved greater than 99% average uptime of the produced water reinjection wells.

Marine Water Management

We carefully manage our marine water discharges. Our tanker operations, which typically move Alaskan crude to U.S. west coast refineries, are certified under the Washington Department of Ecology's Exceptional Compliance Program (ECOPRO). ECOPRO, a voluntary program for tankers and tank barges, recognizes operator commitment to environmental stewardship through compliance with standards exceeding regulatory requirements. Our fleet operations also comply with new vessel water discharge regulations.

As part of the company's emergency preparedness program, the company conducts drills in both land and marine environments. Additional information about those drills and our emergency response plans can be reviewed under Emergency Preparedness or Offshore Incident Prevention and Response Capabilities.

Addressing Global Water Challenges

Some years water is plentiful, other years it is not. While the individual assets work on the local focus, the company continues to look at how we can help address some of the larger issues such as the lack of access to clean water and sanitation. These are difficult global challenges and require holistic water stewardship. We are not able to solve them alone, but ConocoPhillips's contributes to Water for People which seeks to alleviate a lack of clean water. Our industry support of WaterMatch, a tool to match industry needs to potential sources of municipal discharge, and our support of Net Impact which increases awareness of the water challenge with our employees and college students, all play a part in how we share the challenge of managing water. More information on ConocoPhillips contributions to water and other sustainable development issues is shared In Communities.

Water Technology

ConocoPhillips conducts ongoing research designed to improve production of today's conventional fuels, while leveraging the company's expertise in new ways through its Technology organization. The company is substantially increasing research and development efforts on technologies that complement our existing businesses, reduce the environmental footprint of our activities, and progress alternative and renewable energy sources.

Oil Sands Technology

In 2007 ConocoPhillips committed to spend more than $300 million on heavy oil technology from 2008 through 2012. This money was used to fund research related to heavy oil, including technologies focused on improving the environmental performance of the oil sands. If successful, such advances in technology have the potential to reduce the company's GHG emissions from oil sands production by as much as 15-35%.

The Global Water Sustainability Center ConocoPhillips' Global Water Sustainability Center (GWSC) opened in early 2009 in the Qatar Science & Technology Park at Education City, Doha, Qatar, with the mission of examining methods to treat and reuse byproduct water from oil production operations, and conducting other projects relating to industrial and municipal water sustainability. The close proximity of the Qatar Foundation's Education City provides opportunities for collaboration with top scientists who have access to facilities and to employ graduates from world-class universities.

The GWSC focuses on various desalination processes, in addition to removal of heavy metals and hydrocarbons. It also evaluates cost-effective ways to recycle municipal water for irrigation purposes. Increased emphasis is directed toward advanced technologies, with particular emphasis placed on membrane processes.

In addition to research at the center a key goal of the GWSC is to increase awareness of the importance of water conservation within Qatar. The visitor center includes interactive, hands-on exhibits to educate local school children and other visitors about water conservation. The facility also hosts workshops on key issues for water-scarce regions, such as water conservation and municipal water recycling

Reduce, Reuse, Recycle

Good environmental stewardship includes setting standards for waste management, decommissioning and minimization. We seek to identify new and better ways to diminish our environmental footprint and social impacts by becoming more efficient in the workplace and in the communities in which we operate.

Material Efficiency

Our approach to waste management is based on a simple set of priorities – first, eliminate waste where possible; then reuse, recover and recycle it; and finally as a last resort, dispose of it safely. We have a global Waste Management Standard that requires all operations to evaluate the waste they generate and the suitability of the waste facilities they use.

ConocoPhillips' businesses can use only commercial waste contractors that meet company standards for operational integrity, have environmental protection measures in place, implement monitoring and institutional controls, and comply with relevant regulations.

The Waste Management Standard also requires businesses to develop comprehensive management plans for company-owned or -operated waste units. The standard applies to all operations worldwide. In ventures where we are not the operator or hold a minority interest, we strive to influence our co-venturers to implement similar programs.

In the United States and Canada, for example, ConocoPhillips developed a commercial waste management program to track waste disposal activity and compiled a list of company-approved commercial waste management facilities. We inspect potential new waste sites and periodically audit the sites that we choose to utilize. Preference is given to contractors who provide cost-effective responsible alternatives to landfill disposal. But if this is not an option, we select sites that comply with strict environmental standards.

Around the world, we manage the disposal of surplus or obsolete electronic equipment in a process known as e-cycling. As part of this process, we negotiate contracts with vendors for the remarketing and recycling of electronic equipment, such as computers, televisions, microwave ovens, copiers, fax machines and telephones that no longer have value to ConocoPhillips, but may have value for others. In many locations, we have partnered with our recycling contractor to provide similar services for the public, using company locations as collection points. In addition, our employees help their local communities collect household waste and recyclable material that cannot be disposed of in regular household garbage.

Decommissioning

We aim to manage all projects, products and processes throughout their life cycles in a way that safeguards public safety and health and minimizes environmental impact. In doing so, we strive to find new uses for obsolete or redundant assets.

ConocoPhillips continues working at a steady pace to remove decommissioned structures in the Ekofisk area of the North Sea. Under the approved plan, the company removed seven platforms between 2009 and 2012. By the end of that period, the combined reuse and recycling rate of disposed structure materials exceeded 97%. Two more platforms are scheduled for removal in 2013.

Ekofisk I steel jacket-based platforms are being removed and disposed onshore in an environmentally responsible manner. The landed structures are dismantled, sorted and processed in a facility fully equipped and licensed to handle hazardous materials.

The key environmental factors involved in disassembling the structures include effective relocation of drill cuttings (the soil and rock particles removed during the drilling process) and waste management and optimization. The decommissioning team employs the best available techniques to relocate drill cuttings. Hazardous waste near the structures is thoroughly mapped in order to plan careful removal and disposal, while optimizing reuse and recycling. Our comprehensive environmental monitoring program continues to document minimal impact on the environment.

Waste Management Data

Our goal is to manage materials and waste efficiently. More information is available in the "Reporting" section of the SD Report.

Climate Change

At ConocoPhillips everything we do centers on our mission to power civilization. We recognize that human activity, including the burning of fossil fuels, is contributing to increased concentrations of greenhouse gas (GHG) in the atmosphere that can lead to adverse changes in global climate. We are continuing to manage GHG emissions in our operations and to integrate climate change related activities and goals into our business planning. Our commitment to sustainable development provides the foundation for our actions, which focus on conducting business to promote economic growth, a healthy environment and vibrant communities, now and into the future.

Global Climate Change Position

ConocoPhillips recognizes that human activity, including the burning of fossil fuels, is contributing to increased concentrations of greenhouse gases (GHG) in the atmosphere that can lead to adverse changes in global climate.

Our Focus

While uncertainties remain, we continue to manage greenhouse gas emissions in our operations and to integrate climate change related activities and goals into our business planning. Our corporate action plan focuses on the following areas:

- Understanding our GHG footprint
- Reducing our GHG emissions
- Evaluating climate change related risks
- Leveraging technology innovation to explore new business opportunities
- Engaging externally in support of practical, sustainable climate change solutions
- Reviewing progress and updating business unit climate change management plans

Our approach to climate change is designed to advance the company's vision to be the exploration and production company of choice for all stakeholders by pioneering a new standard of excellence.

Climate Change Public Policy

We believe that effective climate change policy must be aligned with the following principles:

- Recognize that climate change is a global issue which requires global solutions – economy-wide governmental GHG management frameworks should be linked to binding international agreements comprising the major GHG contributors
- Result in the stabilization of global GHG atmospheric concentrations at safe levels
- Coordinate with energy policy to ensure a diverse and secure supply of affordable energy
- Utilize market-based mechanisms rather than technology mandates
- Create a level competitive playing field among energy sources and between countries
- Avoid overlapping or duplicating existing energy and climate change programs
- Provide long-term certainty for investment decisions
- Promote government and private sector investment in energy research and development
- Match the pace at which new technology can be developed and deployed
- Encourage efficient use of energy
- Foster resiliency to the impacts of a changing climate
- Avoid undue harm to the economy.

Building balanced energy policies is challenging, and we recognize that no one has all the answers. As economies around the world continue to develop, fossil fuels will play an important role in meeting the growing global demand for energy. Meeting the challenge of taking action on climate change while providing adequate, affordable supplies of reliable energy will require financial investments, skilled people, technical innovation and responsible stewardship from policy makers, energy producers and consumers.

ConocoPhillips is committed to doing our part.

Public Policy Engagement

Overview

We believe that over the months and years ahead, governments – federal, state/provincial and local – will continue to act upon the issue of global climate change. In order to succeed in a low carbon economy, ConocoPhillips must play a constructive role in public policy dialogue to devise practical, equitable and cost-effective approaches to reduce greenhouse gas (GHG) emissions and address the impacts of climate change.

Effective Climate Change Policy

The company climate change position outlines our principles of effective climate change policy.

These principles continue to guide our engagement on climate change policy in the United States, Canada, Europe, Australia and other countries in which we operate. We work with trade associations, industry peers and other key stakeholders in efforts to align the policymaking process with our positions and principles.

Management Systems

Governance

Responsibility for managing climate change issues rests with a ConocoPhillips Executive Leadership Team member who reports directly to the CEO. In addition, the company has a Sustainable Development Group that provides regular reports to the ConocoPhillips Executive Leadership Team and the Public Policy Committee of the Board of Directors on climate change issues.

The Public Policy Committee oversees our positions on public policy issues, including climate change. The company's Sustainable Development Group is responsible for ensuring that the ConocoPhillips Executive Leadership Team and Board of Directors are aware of the risks and opportunities associated with climate change for our business, and for ensuring that these issues are integrated as appropriate into company strategic decisions.

For a full description of how we manage Sustainable Development at ConocoPhillips please see Accountability for Sustainability Issues.

Staffing

ConocoPhillips has dedicated staff with specific responsibility for managing climate change issues within corporate headquarters, in key business units (e.g. ConocoPhillips Canada, UK, Norway, Australia) and within staff groups (e.g. Health, Safety and Environment). These individuals tap into a wide range of organizational expertise from legal, communications, government affairs, engineering, geo-science, commercial and investment appraisal to develop recommendations for decision makers.

Communication between these organizational groups has been facilitated by the establishment of Networks of Excellence which allow the sharing of best practices to tackle common issues across the company. Steering Committee and Discussion Forums within the Networks of Excellence provide a platform for collaboration and education on climate change related issues.

Greenhouse Gas Measuring, Reporting and Forecasting

A detailed description of the ConocoPhillips process for measuring and reporting GHG emissions from our operations can be found in Performance Data.

Impact and Risk Assessments and Strategic Planning

Our processes for Climate Change Impact and Risk Assessments and Strategic Planning is described in Integration of Sustainability into Business Process.

Integrating the Cost of Greenhouse Gas Emissions into Project Economics

For operations in countries with existing or imminent GHG regulation, the cost of regulatory compliance is evaluated based on specific regulation and local greenhouse gas pricing information. This information is incorporated into the base-case economic analysis for ongoing and new capital expenditures. For operations in countries without existing or imminent GHG regulation, all capital projects with a cost of $75 million or greater or which result in a change to annual emissions in excess of 25,000 metric tons of CO2 equivalent are required to perform a sensitivity analysis that includes carbon cost as part of the project's economic analysis. The company uses an estimated market cost of greenhouse gas emissions in the range of $8 to $46 per tonne (2012 real) depending on the timing and country or region to evaluate future project opportunities.

Business Unit Climate Change Planning

Our performance in Business Unit Climate Change Action Planning is shown in the table below.

Action	%
E & P Business Units with Climate Change Action Plans	100
Operated assets with CCAP's either complete or to be finalized in 2013	100
Non-operated assets with CCAP's either complete or to be finalized in 2013	75

For an example of a ConocoPhillips business unit's Climate Change Action Plan, visit the ConocoPhillips Canada Sustainable Development portal.

External Perspective

We are members or sponsors of a number of external groups, which are involved in our efforts to manage the impact of climate change.

American Petroleum Institute (API) – Climate Change Steering Committee

The API's Climate Change Steering Committee addresses climate change issues affecting the U.S. oil and natural gas industry. The group oversees API's Climate Challenge program, including participation in government voluntary GHG reduction programs, as well as development of the API Compendium methodology for estimating oil and gas industry greenhouse gas emissions.

Reference API Climate Change Steering Committee

International Petroleum Industry Environmental Conservation Association (IPIECA) – Climate Change Working Group

IPIECA established its Climate Change Working Group in 1988. Since then the group has monitored the climate science and policy discussions, engaging with international governmental bodies and other stakeholders. It now also focuses on providing best practice guidance on GHG emissions monitoring, reporting and management.

IPIECA participates in the Intergovernmental Panel on Climate Change (IPCC) and the United Nations Framework Convention on Climate Change (UNFCCC) and provides IPIECA members with reliable and timely information about these and other international process dealing with climate change.

The Climate Change Working Group is currently working on:

- GHG emissions management
- Revising the Petroleum industry guidelines for reporting GHG emissions
- Technical input into the IPCC fifth assessment report
- Pilot version of the Addressing uncertainty in oil and natural gas industry greenhouse gas inventories.

Reference: IPIECA Climate Change Working Group

MIT - Joint Program on the Science and Policy of Global Change

ConocoPhillips is a sponsor of the Program. The program's mission is to:

- Improve knowledge of interactions among human and natural Earth systems, with a particular focus on climate and energy, and of the forces that drive global change.
- Prepare quantitative analyses of global change risk and its social and environmental consequences.

- Provide independent assessments of potential responses to global risks, through emissions mitigation and anticipatory adaptation, contributing to improved understanding of these issues among other analysis groups, policy-making communities and the public, and
- Augment the pool of people needed for work in this area by the education of graduate and undergraduate students in relevant disciplines of economic and Earth science analysis and methods of policy assessment.

An interdisciplinary team of natural scientists, social scientists and policy analysts supports this mission, with their efforts coordinated through the maintenance and application of a set of analytical frameworks that integrate the various components of global system change and potential policy response.

Cambridge Energy Research Associates (IHS/CERA)

Climate Change and Clean Energy Forum IHS/CERA host bi-annual forums where member companies can discuss global climate change and clean energy research and its implications for policy. IHS/CERA provide a wide range of research products to ensure that members are up to date with current developments around the world.

In addition ConocoPhillips works with the following groups discussed in the Reporting & Transparency section:

- International Oil and Gas Producers Association (OGP)
- U.S. Business Council for Sustainable Development (USBCSD)
- Social Responsible Investors and Non-Governmental

Reducing GHG Emissions

Taking Steps to Reduce GHG Emissions

In 2012, ConocoPhillips businesses worldwide completed numerous projects to improve energy efficiency, recover product, and reduce GHG emissions. Examples include:

- Use of closed loop gas handling systems for well completion and service
- Plunger lift optimization and controller upgrades
- Compressor and gas plant optimization
- Combustion engine fuel delivery optimization
- Pneumatic controller replacement
- Small-scale solar for remote power, and
- Flare reductions

These projects are estimated to have reduced or avoided one million tonnes of CO2e emissions in 2012. It is important to note that emission reductions resulting from some projects, for example reduced methane venting during well completions, occur only at the time that the activity takes place, whereas others will continue to deliver energy efficiency and GHG reduction benefits for a number of years into the future.

The list above does not represent a complete inventory of ConocoPhillips GHG reduction activities and the resulting emission reductions have not all been third-party verified.

Oil Sands GHG Intensity

ConocoPhillips recognizes that there are questions about GHG emissions from oil sands production.

Industry has successfully reduced the GHG intensity per barrel of oil sands crude produced by 39 percent since 1990. To capture both economic and environmental benefits, the Company continues to work to reduce per-barrel GHG intensity. We are investigating technologies focused on running our facilities more efficiently, using less energy, and reducing greenhouse gas and other air emissions. We are also designing plans for improved heat integration and testing an enhanced oil production technology, both aimed at maximizing fuel efficiency while reducing air emissions associated with steam generation. The research and development groups at our global and Canadian Headquarters spent over $41 million on oil sands technology development in 2010. We increased this funding to $70 million in 2011. For the 2009 – 2013 commitment period we are on track to spend $300 million.

We are evaluating technologies that address environmental performance including:

Flow distribution control – using less steam to extract bitumen, this technology can reduce our operations' greenhouse gas emissions, NOx emissions and water use by up to 10 percent. It can also potentially reduce the overall land footprint of our well pads by one third.

Gas turbine once-through steam turbine generator – switching from coal-fired electricity generation to natural gas could reduce our NOx emissions by up to 25% and greenhouse gas emissions by up to 15%. It can also reduce many of the land disturbances associated with power corridors and local substations.

Enhance steam-assisted gravity drainage can reduce our greenhouse gas emissions and water consumption by up to one third.

Flare Reduction

From 2003 to 2008 ConocoPhillips made significant progress reducing the volume of gas flared at our facilities. Flaring is the safety practice of burning off excess gases that might otherwise pose a hazard and that cannot be recovered for export to consumers, used as fuel within the field, or cost-effectively re-injected into the producing formation.

Since 2008 we have seen an upward trend in the volume of natural gas that is both vented and flared mainly as a result of operating in areas of the world with insufficient infrastructure to transport natural gas to a market. Goals addressing flaring and venting have been adopted by business units in their Climate Change Action Plans and flaring and venting is set to be a focus area in the corporate Climate Change Action Plan as it is revised during 2013.

Voluntary GHG reduction Targets

ConocoPhillips continues to demonstrate its commitment to addressing climate change by taking action to reduce its greenhouse gas (GHG) emissions, through implementing GHG emissions reduction plans at the operational level, complying with existing regulatory GHG targets, investing in lower-carbon energy and through active participation in efforts to develop sound government policy for GHG regulation.

In support of our commitment, the Company implements a corporate-wide Climate Change Action Plan that requires business units and major assets to develop and maintain climate change management plans. Each plan includes GHG emission measurements and forecast, identification of key risks and opportunities, and business appropriate goals and metrics. The corporate-wide Climate Change Action Plan is being updated in 2013.

The Company will continue to report progress on its plans, emissions data, emission reduction results, investments, and policy engagement as part of its regular updates to the Sustainable Development Report.

ConocoPhillips chooses to drive GHG emission reductions using the Company's Climate Change Action Plan rather than an overall voluntary corporate target.

ConocoPhillips complies with existing GHG regulatory requirements. On a net production basis, approximately 90% of ConocoPhillips facilities are covered by GHG-related reporting and/or permitting requirements, and 40% of the Company's facilities operate in countries with specific GHG emission reduction targets, including emission control legislation or regulation in Australia, Canada, Europe and the United States. For example, the Specified Gas Emitters Regulation (SGER) in Alberta, Canada requires large facilities to reduce facility emissions intensity by 12% after eight years of commercial operation. ConocoPhillips is on track to meet the emission reduction targets before the compliance deadline.

Business Unit Climate Change Action Plans consider effective goals as they are updated. The corporate-wide Climate Change Action Plan is being updated in 2013.

Technology

ConocoPhillips conducts ongoing research designed to improve production of today's conventional fuels, while leveraging the company's expertise in new ways through its Technology organization. The company is substantially increasing research and development efforts on technologies that complement our existing businesses, reduce the environmental footprint of our activities, and progress alternative and renewable energy sources.

Managing our Emissions

ConocoPhillips' Technology and Projects group focuses on delivering value-adding technology to our upstream business in areas such as finding and producing conventional oil and gas reserves, developing more challenging reservoirs such as oil sands and improving the efficiency and integrity of existing assets.

The continued, successful production of hydrocarbons from environmentally, geographically and technically challenged reservoirs is a pivotal component of ConocoPhillips' future growth strategy. To this end, the company is developing technology to deliver world-class performance in Arctic, deepwater, heavy oil, and unconventional resource areas. In addition, we are exploring ways to apply our liquefied natural gas (LNG) expertise to unlock stranded gas in remote regions of the world.

Emission Reduction/Sequestration Technologies

ConocoPhillips believes that carbon capture and storage may represent a key set of technologies and practices that could play an important role in meeting long-term greenhouse gas reduction goals. The company is working to advance capture technologies and beneficial reuse options:

The company is leveraging its more than 30 years of operational experience in miscible gas injection at its North Slope assets in Alaska and 25 years of CO2 enhanced oil recovery (EOR) experience in West Texas to evaluate new EOR opportunities to facilitate production growth.

In 2012, ConocoPhillips, together with Japan Oil, Gas and Metals National Corporation and the US Department of Energy successfully demonstrated methane hydrate production can be achieved using CO2 injection.

The company is also investing in CO2 EOR research in Norway as part of the Ekofisk EOR program.

ConocoPhillips has contracted to sell CO2 captured from the ConocoPhillips' Lost Cabin Gas Plant in Wyoming for use in EOR. The company began shipments in March, 2013.

Greenhouse Gas Metrics

Details of our Greenhouse Gas Emissions, Natural Gas Flaring performance and Energy Efficiency can be found in the "Reporting" section.

External Reporting and Verification

Each of our business units is responsible for quantifying its emissions and reporting the information to the Corporate HSE group. The HSE group compiles a database which allows reporting on a company-wide basis. Reporting to authorities and/or regulators is the responsibility of the individual business units.

The method at each individual source ranges from continuous emissions monitoring to emissions estimations. Estimating approaches meet applicable regulatory reporting requirements or industry guidance, as appropriate. The quality of estimating methodologies, measurements and calculations are audited on a routine schedule by our Corporate HSE Auditing team.

External Reporting/Verification of GHG Emissions

The majority of ConocoPhillips large stationary sources of GHG emissions around the world report annual GHG emissions to state/provincial or national governments.

United States
ConocoPhillips began reporting GHG emissions to the U.S. Environmental Protection Agency with effect from 1st January 2010. The EPA will assess data quality through the use of selective audits.

Australia
The Australia Business Unit participates in the federally-mandated National Greenhouse Gas and Energy Reporting System (NGERS), which began in 2009. The federal legislation has a process for conducting or mandating external auditing but this is only triggered for cause, such as if a corporation is suspected of not meeting reporting obligations. ConocoPhillips activities have not triggered this auditing procedure. Publicly available data is published in a single list for all reporters of Australian GHGs at Australian GHG data.

Canada
Environment Canada publicly posts GHG emissions information for Canadian facilities greater than 50,000 metric tons of CO2e. The agency does not require third-party verification of emissions reported to the federal government. However, the information reported by the facility should be verifiable. Respondents are required to keep copies of the requested information, together with any calculation, measurements and other data on which the information is based, at the related facility or at that facility's parent company located in Canada. This information must be retained for at least three years from the date the reporting requirements came into force.

The government of Alberta requires third-party verification of GHG emissions from regulated facilities. The verification report from the ConocoPhillips-operated Elmsworth Gas Plant is available from Alberta Environment upon request.

Norway
The verified emission report is provided in Norwegian for ConocoPhillips Norway assets and may be found at Norwegian GHG Data - Ekofisk. Some information in English is available at Norwegian GHG data in English.

Europe
Data for all installations in the EU ETS is in the public domain, and a web reference to one source of the publicly available information (The European Commission's Environment site) is at European GHG data.

The page opens at our Seal Sands facility in the UK code 102. Our other facilities in the UK can be found by entering the following codes: 10; 24; 25; 28; 29; 30 & 361.

Estimating Future Process Emissions

As is the case with financial metrics, ConocoPhillips does not publish its long-term forecast of GHG emissions, but we do include emissions in our forward planning activities within the company. GHG emissions from our operations are likely to increase as we grow our long-term oil and gas production.

Carbon Disclosure Project (CDP)

The CDP is an independent not-for-profit organization that acts as an intermediary between shareholders and corporations on all climate change related issues, providing primary climate change data from the world's largest corporations to the global market place. The annual CDP survey collects a wide range of information concerning corporate efforts to manage climate change issues. ConocoPhillips has participated in the survey since 2004. For more information visit the CDP website. Our most recent CDP submission can be found in the 2012 Carbon Disclosure Project document.

Risks and Opportunities

The effect of many current and potential GHG regulations will be to establish a price or value for a unit of avoided GHG emission. Such laws and regulations bring both risks and opportunities, for example the introduction of a cost of greenhouse gas emissions could also increase demand for less carbon-intensive energy sources and technologies, for example, natural gas and renewable energy. This section of the Sustainable Development report will discuss some of the risks and opportunities that we see developing in a lower carbon business environment.

Opportunities in a Lower Carbon Business Environment

Potential business opportunities related to anticipated climate change regulatory requirements fall into three broad categories:

- Opportunities associated with increased demand for and value of lower carbon energy sources and technologies associated with our existing business, for example natural gas exploration and production.
- New business opportunities in lower carbon energy and technologies with the potential to provide future growth prospects for ConocoPhillips, e.g. Energy Technology Ventures
- Opportunities to extend the life or increase the value of existing ConocoPhillips assets and business, for example through the potential application of CO_2 capture and storage.

There are potential opportunities in all these categories to increase revenues, decrease expenses, expedite business development, enhance ConocoPhillips' license to operate, and to grow our business.

Energy Technology Ventures

In 2011, ConocoPhillips, along with partners GE and NRG Energy Inc., announced the creation of Energy Technology Ventures (ETV) to accelerate emerging energy technology. The companies have committed $300 million in capital to the new joint venture to fund approximately 30 venture- and growth-stage companies over a four year period.

ETV will invest in, and offer commercial collaboration opportunities to, venture- and growth-stage energy technology companies in the renewable power generation, smart grid, energy efficiency, oil, natural gas, coal and nuclear energy, emission controls, water and bio-fuels sectors, primarily in North America, Europe and Israel. With their wide range of deep technical and financial expertise, relationships, services and products, the three companies behind Energy Technology Ventures intend to help start-ups develop next-generation energy technology.

The first investments are in companies developing potentially game-changing technologies in solar photovoltaic (Alta Devices, 1366 Technologies), cleaner coal (Ciris Energy), non-food biofuels (CoolPlanetBioFuels), energy storage technologies (Ioxus) and energy management software (Hara).

The joint venture's website is energytechnologyventures.com.

Greenhouse Gas Regulatory Risk

There have been a broad range of proposed or promulgated state, national and international laws focusing on GHG reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws, if enacted, could have a material impact on our results of operations and financial condition.

Examples of legislation or precursors for possible regulation that do or could affect our operations include:

- Federal mandatory GHG reporting (U.S., Canada, EU, Australia).

- The U.S. Supreme Court decision in Massachusetts v. EPA, 549 U.S. 497, 127 S.Ct. 1438 (2007), confirming that the EPA has the authority to regulate carbon dioxide as an "air pollutant" under the Federal Clean Air Act.

- The EPA's announcement on March 29, 2010 (published as "Interpretation of Regulations that Determine Pollutants Covered by Clean Air Act Permitting Programs," 75 Fed. Reg. 17004 (April 2, 2010)), and the EPA's and U.S. Department of Transportation's joint promulgation of a Final Rule on April 1, 2010, that triggers regulation of GHGs under the Clean Air Act, may trigger more climate-based claims for damages, and may result in longer agency review time for development projects.

- European Emissions Trading Scheme (ETS), the program through which many of the European Union (EU) member states are implementing the Kyoto Protocol. Our cost of compliance with the EU ETS in 2012 was approximately US $10 million (pre-tax equity share).

- A regulation issued by the Alberta government in 2007 under the Climate Change and Emissions Act. The regulation requires any existing facility with emissions equal to or greater than 100,000 metric tons of carbon dioxide or equivalent per year to reduce the net emissions intensity beginning July 1, 2007 by 12%. New facilities must reduce two percent per year until they reach the maximum target of 12%. We also incur a carbon tax for emissions from fossil fuel combustion in our British Columbia operations. The total cost of compliance with these Canadian regulations in 2012 was approximately US $7 million (pre-tax equity share).

- Norwegian Carbon Tax - Our cost of compliance with Norwegian carbon tax legislation in 2012 was approximately US $20 million (equity share pre-tax). In October 2012 the Norwegian government announced a doubling of the carbon tax for oil and gas production in 2013.

- Australian Clean Energy Legislation which took effect from July 2012. Our annual cost of compliance with the Australian Clean Energy Legislation during the initial fixed price phase is approximately US $10 million (equity share pre-tax).

- Compliance with changes in laws and regulations that create a GHG emission trading scheme or GHG reduction policies could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources, including natural gas. The ultimate impact on our financial performance, either positive or negative, will depend on a number of factors, including but not limited to:

    - Whether and to what extent legislation is enacted
    - The nature of the legislation (such as a cap and trade system or a tax on emissions)
    - Whether both process and product emissions are covered
    - The GHG reductions required
    - The price placed on GHG emissions (either by the market or through a tax)
    - The price and availability of offsets
    - The amount and allocation of allowances
    - Technological and scientific developments leading to new products or services
    - Any potential significant physical effects of climate change (such as increased severe weather events, changes in sea levels and changes in temperature)
    - Whether, and the extent to which, increased compliance costs are ultimately reflected in the prices of our products and services.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards, water quality standards and stricter fuel regulations continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on our operations in the United States and in other countries in which we operate. Notable areas of potential impacts include air emission compliance and remediation obligations in the United States.

Energy Efficiency

Since the combustion of fossil fuels is a contributor to GHG emissions, we continually strive to make our operations more energy efficient. This provides an environmental benefit through reduced emissions, as well as an economic benefit through lower production costs. The company has conducted a number of projects to improve overall energy efficiency in its producing fields. Among them, the Ekofisk II redevelopment project in the North Sea utilized high-efficiency turbines to reduce power usage and recover waste heat produced during power generation.

The C-GAS project, undertaken by ConocoPhillips China, replaced diesel fuel with excess associated gas to fuel the turbine generator during the early operational years. This project achieved greater efficiency, reduced flare volumes and reduced diesel fuel consumption.

In Indonesia, our Suban natural gas processing plant optimized power generation by implementing a load-sharing and fuel-usage monitoring system.

In recent years, the Canada business unit completed more than 160 projects, saving approximately 7.9 million cubic meters of natural gas. This also precluded approximately 31,000 metric tons of CO_2 emissions, equivalent to taking 5,900 cars off the road. Projects included installing solar-powered chemical injection units, upgrading burners, optimizing our operations to allow some facilities and equipment to be shut down, capturing vented gas, and identifying and eliminating fugitive emissions at our facilities. After that, the energy efficiency team completed another eight large and 80 small projects to evaluate and test technologies to reduce our emissions footprint.

The U.S. Lower 48 business unit has carried out energy efficiency improvements through greater utilization of photovoltaic solar panels on field equipment and optimizing compression in the San Juan Basin. We are now using solar-powered chemical injection units in place of gas-powered pumps on many wells, thus reducing emissions and fuel use.

Operating in a Physically Changing World

ConocoPhillips is an independent exploration and production company operating in about 30 countries around the world with physical assets in many of these countries. As such, the company can be exposed to impacts related to a changing physical environment caused by various factors in a number of locations. A few years ago, ConocoPhillips co-led the development and publication of the World Business Council for Sustainable Development (WBCSD) report Adaptation - An Issue Brief for Business. The report concluded that changes in the Earth's climate system could have repercussions on how business operates.

The magnitude and frequency of impacts are uncertain, but consequences with negative effects on business could include:

- Higher temperatures, which could affect the location, design, efficiency, operation and marketing of business infrastructure, products and services.
- Water scarcity, which could stymie business operations, particularly those of water-reliant industries.
- Rising sea levels, which could affect the location of business operations, submerge or complicate access to raw materials or natural and human resources.

- Increased frequency of extreme weather events, which could damage business infrastructure, disrupt logistics, and affect business continuity and costs.

- Changes in the distribution of vector-borne disease (e.g., malaria) and greater population migration, with their attendant socioeconomic impacts on workforces and markets.

ConocoPhillips business operations are designed and operated to accommodate expected climatic conditions. To the extent there are significant changes in the Earth's climate, such as more severe or frequent weather conditions in the markets we serve or the areas where our assets reside, we could incur increased expenses, our operations could be materially impacted, and demand for our products could fall.

Given the uncertainty regarding future physical impacts associated with changing local, regional or global climate, it is not possible to determine at this time whether future physical impacts of climate change represent significant opportunities for ConocoPhillips.

Building Resiliency to Climate Change

Business resiliency planning is a process that helps the company prepare to mitigate potential impacts of a changing climate in a cost-effective manner. The key elements of this process include:

- Identifying the risks and business opportunities associated with the physical impacts of changing climate,
- Identifying physical impacts of greatest concern, and
- Identifying potential technologies and solutions to mitigate risks and take advantage of opportunities.

Adaptation will not reduce the frequency or magnitude of events related to a changing climate but will increase the resiliency of our business to events such as drought, hurricanes and flooding. ConocoPhillips has conducted pilot workshops with business units in regions which cover a broad representation of resiliency risks to establish, on an informed basis, future programs and actions based on projected physical changes to the operating environment. The business units chosen were in Texas and the Gulf Coast, Arctic Canada, and North Slope Alaska.

The results were discussed within each business to determine the appropriate follow up actions and to integrate those changes into each business unit's Climate Change Action Plan. Further studies are planned to cover our oil sands assets in Canada and to look at the possible risks to some of our Australian assets.

Carbon Trading

Our Commercial organization trades greenhouse gas emission allowances to optimize emissions management in countries implementing emission-trading programs.

Our Approach

Where our operations are subject to GHG regulation our goal is to meet our compliance obligation in the most cost-effective manner possible. We begin by understanding the cost and impact of our internal GHG reduction opportunities, for example, projects to improve energy efficiency in our operations.

When reducing our own emissions will be costly and where the regulatory system allows trading, we consider purchasing allowances and high-quality offset credits to meet our compliance obligations.

Carbon Trading Around the World

Europe
Since 2005, ConocoPhillips facilities across Europe have participated in the European Union's emissions-trading program (ETS). The company's Commercial organization trades allowances on the secondary market exchanges.

Canada
ConocoPhillips Canada participates in the regional emissions reduction scheme in the province of Alberta and has experience with all the compliance mechanisms of that program:

- Making internal improvements to operations to reduce emissions;
- Purchasing or using Emission Performance Credits (EPC);
- Purchasing Alberta-based offset credits; and Contributing to the Climate Change and Emissions Management Fund (CCEMF).

Air

Information on air emissions are in the "Reporting" section of this report.



People and Society

ConocoPhillips is committed to respecting human rights and it is our intent to conduct business consistent with the human rights philosophy expressed in the Universal Declaration of Human Rights and the International Labor Organization Declaration on Fundamental Principles and Rights at Work

Respecting Human Rights

Embedding Human Rights into Business Processes

The ConocoPhillips position statement on human rights includes our intent to conduct business consistent with the human rights philosophy expressed in the Universal Declaration of Human Rights and the International Labor Organization Declaration on Fundamental Principles and Rights at Work. The position also states our commitment to participate in the Voluntary Principles on Security and Human Rights.

Management Systems

This table provides a concise view of the business practices, processes and tools we use to implement our human rights position. For additional detail on the processes and tools noted in the table see the section on Integration of Sustainability into Business Processes.

Human Rights Due Diligence	
Focus Area	**Management Systems**
Impact Assessment	• The company has performed a high-level human rights risk assessment (by country) of its global operations using externally provided human rights risk assessment tools to identify countries of focus for deeper level evaluation of potential human rights issues. Key areas include: security and human rights; land use/relocation; indigenous issues and rights; company and supplier labor standards; access to water; and vulnerable groups. • Environmental and Social Impact Assessments (ESIAs) assess human rights issues where appropriate. • Sustainable Development Scorecards are completed for capital projects including an analysis of human rights issues, and are updated through project phases. • The New Country Entry process evaluates human rights issues and risks. • Human rights risks are identified as part of corporate authorization guidelines for new ventures. • Business unit Stakeholder Engagement and Social Performance plans incorporate assessment of human rights issues, as appropriate.
Integration	• Human rights issues are incorporated into Capital Projects and HSE • management systems (using a "Plan, Do, Assess, Adjust" approach). • Human rights issues are incorporated into the HSE Due Diligence • Standard guidance. • Business units and functions collaborate on human rights due diligence processes and share best practices through working groups and Networks of Excellence. • Business unit, asset or project Stakeholder Engagement plans incorporate an assessment of human rights issues as appropriate, and project Social Performance plans also address such issues as appropriate. Where business units maintain separate social performance plans, human rights issues are also addressed.
Tracking (Issues, Actions)	• Human rights issues are tracked at business unit, asset or project level and communicated internally as appropriate based on human rights risks identified at a country level. • Potential human rights risks or issues are identified and evaluated periodically through business unit, asset or project level risk assessments. • Community concerns or grievances related to company activities or human rights are tracked at business unit, asset or project level as appropriate, including responses and resolutions. Mechanisms include community or stakeholder relations contact points at the business unit level, and ConocoPhillips Ethics hotline and email address.

Communication & Training	• Our Human Rights position and its implementation are communicated internally and externally. • Training and guidance on human rights concepts, company approach to due diligence and implementation resources are provided to identified leaders and practitioners and made available to all employees through the company's intranet and "Networks of Excellence."
Grievance Mechanisms	• Where appropriate, business units, assets or projects have communicated with and engaged communities and their representatives on how to contact the company, and how to address any concerns or grievances. In addition, all interested stakeholders may access the ConocoPhillips Ethics Helpline to report a potential violation of our Code of Business Ethics and Conduct, which is publicly available on our website. • Stakeholder relations staff is in close contact with communities and engage in regular two-way dialogue. • Stakeholder relations staff has a process in place to respond to concerns or grievances in a timely manner. • Mitigation measures are informed by issues or concerns identified through engagement with communities or other stakeholders. • Incident management and tracking systems incorporate elements to capture incidents or "near misses" related to the safety and security of company personnel and directly impacted communities.

Stakeholder Engagement

Stakeholder engagement is integral to how we go about implementing or "operationalizing" our commitment to human rights. From business unit engagement strategies, and peer-to-peer best practice sharing, to participation in investor and industry forums, our approach to engaging stakeholders reinforces and advances our human rights work.

Indigenous Communities

We recognize and respect the choice of indigenous communities to live as distinct peoples, with their own cultures and relationships with the land. Wherever our operations neighbor with indigenous communities, we seek to partner and engage with them to diminish the negative aspects of our operations and maximize the social and economic benefits we can bring.

Training and Awareness

Our approach encompasses a broad range of activities and tools. We've adapted and applied a human rights tool kit developed by the International Petroleum Industry Environmental Conservation Association (IPIECA), and rolled out training to new employees, key functions and leaders. We've also focused our Stakeholder Engagement Network of practitioners on further integration of sustainable development commitments into business planning and processes.

Human Rights Training and Awareness

ConocoPhillips adapted the training tool kit developed by IPIECA and incorporated a human rights module into our sustainable development training materials. Functional areas that have participated in these education sessions include business development, major projects, project risk and review, and leadership development, as well as the sustainable development coordinators for our Exploration and Production business units. Our human rights position also is incorporated into a sustainable development training module for new hires.

We continue to support the IPIECA social responsibility working group and human rights project. As an example, the social responsibility working group held a pilot workshop to encourage companies to use IPIECA's suite of social responsibility guidance tools, including the Human Rights Training Toolkit.

ConocoPhillips led the task force that developed the workshop and then hosted the event. The company will continue to participate in IPIECA's broader work on human rights due diligence and grievance mechanisms, including learning programs, and the development of guidance materials that can be applied within ConocoPhillips

Labor Issues

As outlined in our human rights position, ConocoPhillips has committed to conduct its business consistent with the human rights philosophy expressed in the International Labour Organization Declaration on Fundamental Principles and Rights at Work, which includes the core labor standards related to non-discrimination, freedom of association, and avoiding the use of forced or child labor.

Voluntary Principles on Security and Human Rights

ConocoPhillips has been a member of the Voluntary Principles on Security and Human Rights initiative since its inception in 2000. As a participating company, ConocoPhillips is committed to supporting and promoting the Voluntary Principles for Security and Human Rights in its operations. This commitment is aligned with our company's human rights position and our related implementation activities.

Our annual report to the Voluntary Principles on Security and Human Rights details our current practices as well as provides updates for the year 2012.

Security and Human Rights Management Systems

This table provides a concise view of the business practices that support our commitment to security and human rights.

Security & Human Rights	
Key Area	**Implementation Indicators**
Risk Assessments	• The company has performed a high-level security & human rights risk assessment of its global operations using externally provided human rights risk assessment tools to identify countries of focus for our security and human rights efforts. • New Country Entry process evaluates security & human rights issues, and risks. • Security & human rights risks are identified as part of authorization guidelines for new ventures.
Contracts with Security Providers	• The company has conducted research related to security providers with proven good track records on human rights. • Contracts with security providers contain language pertaining to the contractors' responsibilities regarding security & human rights.
Training for Security Providers	• Contractors are provided with training on security & human rights and related responsibilities and expectations.
Stakeholder Outreach	• The company participates in outreach with key stakeholders on security & human rights as appropriate; may include national, regional or local governmental organizations, public security forces, non-governmental organizations or local civil society, communities and/or other companies in the region.

California Transparency in Supply Chains

ConocoPhillips recognizes that slavery and human trafficking are crimes under state, federal, and international laws. We also recognize slavery and human trafficking likely exist in every country, including the United States, and the State of California. ConocoPhillips knows a safe and secure supply chain is critically important to the success of our business. A secure supply chain helps prevent slavery and human trafficking, while ensuring the safety of employees, our customers, and the communities in which we operate.

ConocoPhillips is committed to the California Transparency in Supply Chains Act of 2010. The objectives of the Act are reflected in many Company programs, policies and standards, several of which are quoted below. As the operator of critical infrastructure and manufacturer in the State of California, ConocoPhillips will continuously seek out and implement security best practices that reduce vulnerabilities in our supply chain and advance our SPIRIT Values.

ConocoPhillips Programs & Standards Applicable to the California Transparency in Supply Chains Act of 2010:

1. **U.S. Customs & Border Protection (USCBP) Customs** – Trade Partnership Against Terrorism (C-TPAT) – C-TPAT is a voluntary U.S. government program designed to increase security and prevent slavery and human trafficking throughout the global supply chain. The C-TPAT program includes both internal and independent external announced and unannounced audits of suppliers. It also requires our suppliers comply with laws regarding slavery and human trafficking.

   USCBP has evaluated the security programs of over 10,000 companies that import into the United States and participate in the C-TPAT program. ConocoPhillips is one of only 329 top tiered certified participants in C-TPAT. We have actively participated in the C-TPAT program and maintained a top tier status since 2007.

2. **Corporate Code of Conduct** – This Code of Business Ethics and Conduct covers a wide range of business practices and procedures. It sets out basic principles to guide all employees and directors of the Company. All must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code is provided to and must be followed by the Company's agents and representatives, including consultants. Those who violate the standards in this Code are subject to disciplinary action.
3. **Commercial Commitment Statement** – Commercial leadership is committed to creating and maintaining a culture where Commercial employees worldwide share a common responsibility to adhere to the highest standards of integrity and fair dealing and to comply with the spirit as well as the letter of the law, regulations and policies that govern our business and activities, which includes those laws prohibiting slavery and human trafficking.
4. **Commercial Code of Conduct** – The Commercial Code of Conduct sets out the accepted standards, behaviors and duties by which all Commercial employees and contractors must abide. The purpose of this policy is to communicate an expectation of ethical conduct to all Commercial employees, and should be understood and followed in conjunction with the Corporate Code of Conduct.
5. **Commercial Trading Policy** – The Commercial Trading Policy sets out high-level trading standards by which all Commercial employees with the authority to perform commercial transactions must abide. The purpose of this policy is to communicate the rules of engagement to all transacting Commercial employees.
6. **Commercial Authority Limitations** – This document helps ensure we are dealing with reputable business partners by defining the authorities delegated by the Board of Directors (Board) of ConocoPhillips (the Company) to the Chief Executive Officer (CEO) and from the CEO to others

in the Company. Items requiring Board or CEO approval and authority levels of the Group Heads and Staff Heads are identified as they pertain to capital expenditures, expense authorization, contract approvals and other commitments of Company resources.

7. **Global Marine Vetting Standard –** This document establishes a corporate-wide Standard for Vessel Vetting and Marine Terminal Clearance for Vessels used in ConocoPhillips business to assure prudent management of marine risks. Global Commercial Marine Risk Management Group and Global Production Marine Operations Group have authorized and implemented global processes necessary for Vetting of marine Vessel service providers and their equipment. This Standard applies to all Vessels:
   - Contracted for ConocoPhillips use.
   - Contracted on behalf of ConocoPhillips by an external party.
   - Contracted by any ConocoPhillips Entity.
   - Ship-To-Ship Transfer Operation of a ConocoPhillips Commercial Cargo, including both the discharging Vessel, receiving Vessel, and lightering service company.
   - Vessels loading, discharging, tank cleaning, conducting repairs, or along side at a marine terminal/facility that is owned, or operated by a ConocoPhillips Entity.
   - Vessels carrying ConocoPhillips titled/owned Commercial Cargo.

   The Marine Vetting program includes both internal and independent external announced and unannounced audits. It also requires our suppliers comply with laws regarding slavery and human trafficking.

8. **Pre-Placement Screening Policy** – All offers of employment with ConocoPhillips in the U.S. are contingent upon the satisfactory completion of a pre-placement screening of the candidate's application, resume and other biographical data provided by the applicant. Routinely, this check will include: a Social Security Number trace; a criminal record check for felony convictions, misdemeanor convictions negotiated from a felony charge or any misdemeanor conviction for theft, violence, fraud or moral turpitude (including slavery or human trafficking); verification of education; verification of prior employment for the past seven years; and a check against various restricted parties lists administered by both the U.S. and non-U.S. countries.
9. **Export Compliance Policy** – This policy helps ensure we are dealing with reputable business partners by requiring that all transactions must be screened to ensure ConocoPhillips is not conducting business with applicable Restricted Party and Embargoed/Sanctioned Countries, and to address end use and red flag concerns. Transactions may include export or re-export, import, financial or other business activity (including non-exports), and could include transactions involving nationals of embargoed or sanctioned countries.
10. **Training** – Management, employees and contractors, who have direct responsibility for supply chain management, receive periodic awareness training concerning supply chain security, slavery and human trafficking, our C-TPAT program, Ethics Hotline Reporting System, and other security threats within the supply chain.

Economic Transparency and Reporting

Refer to "Transparency and Reporting" in the "Our Approach" section of this report.

Benefiting People

Community and Social Investment

As one of the world's largest independent exploration and production companies, ConocoPhillips is proud to be involved in the communities where we operate. We contribute to the well-being of these communities through charitable giving, volunteerism, and civic leadership. In 2012, our charitable cash contributions totaled approximately $50 million.

Management Systems

The indicators below provide a concise view of the business practices that support our commitment to community and social investment.

Community & Social Investment	
Alignment with Company Focus	The company has a strategic focus for charitable giving and community investment including key focus areas.
Project Sustainability	The company's approach to selecting projects or programs and managing giving and social investment promotes project/program sustainability and "self-sustaining models."
Needs Assessments	Business units, assets or projects seek to understand needs and assets of local communities to inform social investment plans.
Community Benefit	The company strives to understand or measure results of charitable giving and social investment.
Company Volunteerism	The company has a comprehensive employee volunteer program in place.
Company Cash and In-Kind Giving	The company has programs for in-kind and cash contributions.

The company's global charitable investments focus is on five key areas:

- Education
- Health and Safety
- Natural Resources
- Arts, Civic and Social Services
- Disaster Relief

At the business unit level, our social investment initiatives reinforce our community engagement efforts in locations where we are active. We seek to understand community needs, as well as community assets. Our business units seek to support projects or initiatives that can help to fill needs where appropriate, or help communities to build on their own assets where those opportunities exist. We also believe that programs and projects that can be sustained over the longer term and that have multiple avenues for funding have the best chance for success. For this reason, our approach to community and social investment promotes project and program sustainability and "self-sustaining" models.

For more information on the projects and programs we support, see the Community Investment section of this report.

Positive Economic Impacts

Our global operations contribute substantially to social and economic development in the communities in which we operate. For example, our direct economic contributions during 2012 included:

- Jobs – ConocoPhillips employed approximately 16,900 employees around the world.
- Taxes – Our operations generated $11.5 billion in income and other tax revenue to governments.
- Shareholder dividends – ConocoPhillips common stock yielded $3.3 billion in cash dividends.
- Capital investments – ConocoPhillips reinvested $14.2 billion in capital expenditures and investments to find new energy supplies.
- Payments to various vendors and suppliers for products and services:
    - $7.4 billion for production, operating and exploration expenses
    - $1.1 billion for selling, general and administrative expenses

Note: Taxes, capital investments and payments represent amounts for continuing operations only.

Engaging Stakeholders

Stakeholder Engagement Principles

Due to the size and scale of our company, as well as the nature of our business, ConocoPhillips stakeholders have unique and evolving expectations. We proactively engage with them to learn their expectations of us, and then incorporate what we learn into our business plans and actions. This process fosters an environment of trust and mutual respect. Through work with industry associations, participation in multi-sector forums, and dialogue with socially responsible investors, we're gaining diverse and valuable perspectives as we continuously improve our sustainable development programs and initiatives.

ConocoPhillips' stakeholder engagement activities are an integral part of our sustainable development commitments. Our major businesses have engagement strategies which vary according to the nature of the local community. In dispersed communities, we identify key stakeholders and engage with them face-to-face to ensure that our activities are understood and that we consider their feedback. In regions where there are opportunities to bring local stakeholders together, we work with multi-stakeholder groups in a similar way.

This approach is embedded in our SPIRIT Value of Integrity, which states that we are ethical and trustworthy in our relationships with stakeholders. Expanding on the value of Integrity, our Principles for Stakeholder Engagement:

- Proactively identify and seek out key stakeholders early in the business endeavor.
- Include these key stakeholders in the design and implementation of the engagement process.
- Listen in order to understand stakeholders' interests, concerns and culture.
- Communicate openly.
- Seek solutions that create mutually beneficial business and engagement approaches that also build long-term value for both the company and our stakeholders.
- Follow through on our commitments and stand accountable for the results, both internally and externally.

Key Stakeholders

Employees – We initiate dialogue with our employees and seek their input in our day-to-day activities. In addition, we offer numerous opportunities for employees to provide their thoughts on the company, including opinion surveys, town hall meetings and one-on-one employee development discussions. We routinely conduct an employee opinion survey, which typically yields a high employee participation rate. The information gathered through such surveys helps management address issues that are important to employees, including safety, environmental preservation, and employee compensation and retention.

Shareholders – We communicate financial and operating performance with our shareholders through company reports and Securities and Exchange Commission filings, annual shareholders meetings, quarterly earnings releases and conference calls, and presentations to securities analysts. Further, we make Internet links to these events and other information available on our website. Our annual proxy statement provides a full listing of formal requests filed by shareholders, and we maintain a process for shareholders and interested parties to communicate with the board of directors. We also engage with investors on a range of sustainable development topics through ongoing dialogue, meetings, conferences and discussion forums.

Governments – We engage with local, state or provincial, and federal governments in the key areas of public policy and regulatory oversight that affect existing and future company operations and business. In certain circumstances, we work with governing bodies and regulatory agencies and engage in proactive exchanges of information. Major areas of interest for government stakeholders are taxation, environmental and economic issues. ConocoPhillips endorses the Extractive Industries Transparency Initiative, which seeks to ensure that revenues paid to governments by companies working in resource-rich countries contribute to sustainable development and poverty reduction. Read further information on our economic transparency statement.

Communities – Wherever we operate, our major projects and business units engage with local communities in a variety of ways, including consultations on specific projects, public forums and community investments. The company has various organized groups and programs that engage the community to discuss issues and concerns. Although specific areas of interest for communities can vary widely, recurring themes include the availability of employment and other economic opportunities, local environmental issues such as air and water impacts, emergency response procedures, and the company's contribution to local social investment.

Customers, suppliers and contractors – The most common avenue for communicating with these stakeholders is our secure extranet site where business partners can access financial information, interactive processes and fuel-purchasing procedures. In addition, they also can contact us through the ConocoPhillips website by submitting email questions and feedback.

To maintain and strengthen relationships with long-term customers and suppliers, the company initiates frequent conversations, correspondence and meetings. As an example, our regular and informative interactions with suppliers cover topics such as our long-term needs, on-site performance expectations and our position and requirements concerning diversity, ethics and other sustainability issues.

As with our employees, we believe safety is the most important issue in our work with contract workers. We address this in our operations by working with contractors on various comprehensive safety training and educational programs.

Other organizations - We connect with various stakeholders and industry peers through active involvement in several sustainability-related partnerships. Visit the Reporting and Transparency section to learn more.

We continuously review our approach to engaging corporate-level stakeholders and identify additional activities that may provide better opportunities to communicate with key stakeholders.

Engaging with Communities

Our strategies to fulfill our stakeholder engagement principles vary according to the nature of the local communities. In dispersed communities, we typically identify key stakeholders and work with them one-on-one. When our assets are near concentrated populations, we join or create collaborative forums to connect with multiple stakeholders. We also work with stakeholders on the local and state or provincial levels.

Management Systems

The table below provides a concise view of the business practices that support our commitment to community engagement and our Stakeholder Engagement Principles. For additional detail on the processes and tools noted in the table see the section on Integration of Sustainability into Business Process in the "Our Approach" section.

Community Engagement	
Focus Area	Management Systems
Engagement Planning	• Community engagement and consultation is incorporated into business unit, asset or project stakeholder engagement plans. Plans include an assessment of key issues and community needs or assets where appropriate.
Social Mapping	• Business units, assets or projects may perform social or stakeholder mapping as part of Environmental and Social Impact Assessments (ESIAs) or as stand-alone assessments as appropriate. This is evaluated on a case-by-case basis.
Impact Assessments	• ESIAs assess community impacts, and include mitigation measures for community impacts. • As part of ESIAs, communities are engaged regarding potential issues and concerns, as well as preferred mitigation measures.
Addressing Community Concerns	• Business units, assets or projects communicate with and engage communities and their representatives on how to contact the company and best ways for them to raise any concerns. • Community relations staff are in close contact with communities and engage in regular two-way dialogue. • Community relations staff has process in place to surface, track and respond to concerns or grievances in a timely manner and to develop appropriate mitigation measures.

Alaska

As Alaska's largest producer, we have been working with Alaskans for more than 50 years to develop a sustainable economy and maximize investment for the future. Employees in Alaska contribute more than 5,000 hours each year serving non-profit organizations and represent the industry on many multi-stakeholder boards including the North Pacific Research Board and the Alaska Arctic Policy Commission.

We participate in two multi-stakeholder groups developed as part of the Oil Pollution Act of 1990, including the Prince William Sound Regional CAC and the Cook Inlet Keeper.

We also actively consult with North Slope communities to help protect their subsistence resources and to share information about current and planned operations. Input received while directly engaging with subsistence hunters through the Kuukpikmuit Subsistence Advisory Board, the NPR-A BLM Subsistence Advisory Board and marine mammal co-management groups such as the Alaska Eskimo Whaling Commission is incorporated where possible in project operations. Such discussions led to support of Alpine field satellites in the National Petroleum Reserve - Alaska by the Kuukpik Corporation, the village corporation created pursuant to the Alaska Native Claims Settlement Act for the Village of Nuiqsut. In addition, ConocoPhillips Alaska's Chukchi Exploration team has successfully completed five years of environmental studies and the collection of shallow hazard data without interfering with native whaling and other subsistence hunting activities.

U.S. Lower 48

"Stakeholder Engagement early and often" has been the mantra for the Eagle Ford Stakeholder Relations team, resulting in productive working relationships with local communities. In 2012, Stakeholder Relations met with over 1,000 landowners by hosting open houses and information sessions. This team also developed close relationships with county judges, local officials and emergency response coordinators, and supported and participated in local festivals, fairs and events in key counties where we operate.

Eagle Ford stakeholder engagement is managed through customized meetings and individual attention to stakeholders. We believe a more personal approach creates an environment of transparency and courtesy when working with stakeholders. We hired a local resident and community leader to provide real-time feedback on community issues and to assist with understanding local community needs. We work with the Department of Public Safety to address increased volume of trucks and traffic in the rural communities near our operations. We also formed an Operators Task Force with other operators in the area to manage priority issues in the communities. This joint task force has been extremely successful in its first year of existence and is being duplicated in other areas of the Eagle Ford.

Canada

We are actively involved with multi-stakeholder groups across Western Canada to share information about oil and gas development with community members, regulators, aboriginal groups, other industry representatives and education initiatives. We have collaborated with landowners and other industry members to develop tools to inform the industry about potential impacts of oil and natural gas activities on key agricultural sectors, and have sponsored initiatives to support safety in the agricultural industry. We also work as part of multi-stakeholder groups aimed at improving indigenous people's employment and business opportunities.

Indonesia

Regular stakeholder engagement with local communities has contributed to improving relationships and building community support in the areas in which we operate. We have developed partnerships with regional universities and local business associations where, together with the community, we have developed environmental strategies incorporating local practices. In 2009-2012 we conducted major safety campaigns involving various aspects of our operations. These campaigns were designed to increase public safety awareness around our river barging, pipeline right-of-ways and offshore platforms. We also conducted public safety campaigns in local communities and schools on pedestrian, driving and motorcycle safety.

Peru

In 2012, ConocoPhillips announced a decision not to pursue further exploration activities in Peru Blocks 123 and 129. This decision to withdraw as operator and opt out of the next exploration period was part of the newly repositioned company's plan to optimize our asset portfolio. The company is proud of the relationships that were been built over several years with about 60 communities near these two blocks in the Marañon Basin, and our work in Peru represents a strong example of our approach to engaging with communities.

As part of the seismic program the company conducted from 2010 through 2012, ConocoPhillips Peru sought to ensure that stakeholders had a chance to be heard and informed about our planned activities. We first asked permission to meet with the communities and then entered into a respectful dialogue. We understood the importance of establishing appropriate frequency and level of contact with each community, and found the communities to be very receptive to our engagement. Between 2010 and 2012, we visited all 60-plus communities in the region. In total, more than 780 community meetings were held, with attendance by community representatives and virtually all community members.

Our Peru-based community relations staff spent most of their time visiting with local communities, and hosted informative and interactive workshops on different subjects, including:

- Description of seismic and other potential development activities and their impacts.
- Regulations for the hydrocarbon sector and International Labour Organization (ILO) Convention 169 regarding indigenous and tribal peoples.
- Roles and rights of communities in environmental monitoring as required by our permits and regulatory commitments.

ConocoPhillips Peru, in compliance with Peruvian government expectations and regulations, entered into a written agreement called a "convenio" with communities in the project area. The convenio documented community consent and detailed compensation terms for disruptions in land use or activities caused by seismic operations.

Stakeholder Engagement Network

In 2004, ConocoPhillips established an internal Stakeholder Engagement Network to enable employees, who have a wealth of different experiences, to learn from each other and share their insights into working with our stakeholders and implementing our sustainable development commitments. The network offers an online discussion forum. Participants can seek advice from their peers and access a library of member-posted examples of stakeholder engagement in action. The library also offers tools from external resources.

In 2011, the company updated the Stakeholder Engagement Network charter and articulated a business case with specific goals. The Stakeholder Engagement Network provides an opportunity for the company and stakeholder engagement and social issues practitioners to:

- Continuously improve integration of stakeholder engagement principles, sustainable development commitments, and our human rights position into business planning and processes.
- Collaborate on the development of strategies and approaches to stakeholder engagement, social issues and human rights.
- Share best practices and tools to enhance quality and consistency of stakeholder engagement and raise awareness of links between local and global issues and stakeholders.
- Evaluate and update stakeholder engagement, social issues and human rights tools and procedures.
- Enhance the professional development of practitioners.
- Enable non–stakeholder engagement professionals in their engagements with communities and other external stakeholders.

Indigenous Communities

We recognize and respect the choice of indigenous communities to live as distinct peoples, with their own cultures and relationships to the land. Wherever our operations neighbor with indigenous communities, we seek to partner and engage with them to diminish the negative aspects of our operations and maximize the social and economic benefits we can bring. Areas where we explore or operate near these communities include the United States, Canada, Australia, Indonesia and Russia.

Our approach to such relationships is governed by national laws of the countries in which we are working, our own positions on sustainable development and human rights, and our core SPIRIT Values. In addition, there are several internationally recognized codes of conduct that outline the measures that should be taken to ensure respect for the rights of indigenous peoples. We strive to ensure that our actions meet the spirit of those codes, which cover company activity, engagement and consultation with indigenous groups, minimizing impact from resource development, identifying socioeconomic development opportunities, and respecting the local environment and culture.

For example, the Canadian Constitution recognizes and affirms the existing Aboriginal and treaty rights of Aboriginal peoples in Canada. The Crown is obligated to consult with Aboriginal peoples in good faith. Before an oil and gas project can proceed on Crown land, the Crown must determine, through consultation, whether the project has the potential to impact existing Aboriginal and treaty rights. The Crown must also determine how to balance the broader societal benefits of the project, with the potential impacts to Aboriginal and treaty rights.

In practice, the Crown often delegates the duty to consult to industry. The balance and understanding of Aboriginal and treaty rights, and the Crown's fiduciary obligations, continue to be tested and defined through court decisions. As these issues are debated and challenged in court, the role of industry continues to evolve and be redefined. Ongoing devolution, the gradual transfer of authority from the federal to Aboriginal governments and unsettled land claims add further complexity.

Management Systems

Indigenous Peoples	
Key Area	**Implementation Indicators**
Consultation & Agreement	• Business units, assets or projects identify indigenous groups for consultation on company activities that may impact them. Participatory methods of engagement are sought wherever possible including capacity building of indigenous communities to engage in a participatory manner. • Business units, assets or projects have plans in place to meet governmental requirements regarding consultation or formal agreement with indigenous communities, including recognized community leaders. • Business units, assets or projects conduct pre-engagement analyses to understand indigenous communities in areas of our activities, including their culture, decision-making structures, and methods of communication. • Business units, assets or projects develop plans that support culturally respectful consultation and engagement. Indigenous communities are involved in the design of engagement and consultation. • Where governmental frameworks or requirements do not exist or are not clear as to requirements of companies to engage, consult or enter into formal agreements with indigenous communities, the company has put in place mechanisms for understanding indigenous group dynamics, traditional land use and preferences for engagement and consultation.
Land Use Issues	• Business units, assets or projects have identified indigenous groups that may have a traditional claim to land where the company operates. • Engagement and consultation plans address land claims or issues where appropriate.

Indigenous Peoples	
Key Area	**Implementation Indicators**
	• Business units, assets or projects are prepared to address indigenous community concerns where appropriate, including making adjustments to plans in order to avoid interference with local livelihoods and traditional land use. Where appropriate, consultation with indigenous communities is conducted to determine what mitigation efforts will be most effective.
Relocation	• If there is relocation related to company activities, roles and responsibilities of the government and the company are understood. • Should the company decide to move forward with a project or activity for which the government requires relocation, business units, assets or projects would meet related legal and regulatory requirements including consultation, agreement and/or compensation. Where applicable, these plans would consider non-financial impacts (e.g., cultural heritage of indigenous communities).
Economic Development	• Business units, assets or projects identify opportunities to support economic development opportunities consistent with indigenous communities' culture and community development plans.
Environmental Conservation	• Business units, assets or projects carry out staff awareness raising efforts related to the value of natural resources to indigenous communities. • Business unit, asset or project plans include assessment of environmental impacts, and mitigation plans to offset or address environmental impacts affecting indigenous communities. • The company provides support for conservation initiatives.
Cultural Heritage	• Business units, assets or projects understand the impacts of activities on cultural heritage. Mitigation measures are identified and implemented as appropriate. • Company personnel involved in indigenous relations receive cultural heritage awareness training. • Business units, assets or projects provide support for cultural heritage programs or projects as appropriate consistent with social investment plans.

Engagement and Consultation

When engaging with indigenous peoples, we seek first to understand their social hierarchy, culture and traditions, as well as their priorities, expectations and preferences for dialogue. We engage with indigenous communities at the regional, local and individual levels by meeting regularly with regional governments, community associations, and local leaders. These meetings provide an opportunity to share information on our plans, seek local input and learn the views of our neighbors before we undertake activities that could impact their community.

For example, during the previous seismic program in Peru (2010-2012), communication prior to, during and after preparation of environmental impact assessments was crucial to the success we experienced with local groups there. We held required government-sponsored workshops in previously agreed-upon venues and used audiovisual aids to enhance our communications. We also filmed these early meetings so that we could assess our communication efforts and verify compliance.

Additionally in Peru, we employed several people with ancestry and communication methods similar to these local groups. Thus, we were able to ascertain when members of communities were sufficiently prepared to assess and make informed decisions prior to signing the social license required to start our operations. And, based on analysis of social baseline cognitive maps developed from information gathered at these meetings, we identified and were able to avoid areas of the Tigre River used by the native people for traditional practices.

In support of ConocoPhillips' long-term interest in assets in the western Canadian Arctic, we continue working to build and maintain mutually beneficial relationships with the communities near our assets in the Mackenzie Delta/Beaufort Sea region of Canada's Northwest Territories. Our approach has been strongly influenced by aspects of the local culture, which is consensus-based and values established relationships among people.

Examples of how we adapt our actions to better meet local expectations include:

- Joint meetings held with local officials and the general public that allowed for open and inclusive dialogue.
- Participation of Calgary-based employees in Beaufort Delta's community events.
- Community investment that is based on community priorities.
- Using multi-disciplinary consultation teams to answer various technical questions from concerned citizens during meetings.

Further, we believe that we share a responsibility to support a skilled local work force, and indeed will benefit from doing so. This responsibility includes providing business opportunities to local individuals and companies and taking actions to preserve local culture. These actions reflect our corporate commitment to positively impact communities, and will contribute to a sustainable approach in developing Arctic resources.

Minimizing Impact of Resource Development

The health, safety, environmental and social assessments that we conduct in association with new development projects, coupled with the input we gain from dialogue with indigenous groups themselves, help us identify any potential impacts our project may have on an indigenous community. As part of our impact assessment and dialogue process, we partner with representatives chosen by the potentially impacted indigenous communities in order to identify strategies that we should avoid or actions we can take to mitigate negative impacts.

We seek to document the agreements we reach with indigenous communities regarding the impact of our activities and mitigation strategies. This documentation takes the form that best fits the local process and the indigenous community's desire for engagement. For example, the documentation may be part of a permit proceeding or a separate Memorandum of Understanding with representatives chosen by the indigenous community. It also may summarize discussions held during our consultations with the indigenous community. The documentation can then be shared with the community's chosen representatives to ensure mutual understanding about the agreement.

Socioeconomic Development Opportunities

In all indigenous communities in which we operate, we seek opportunities for our presence to inspire socioeconomic development. Therefore, we partner with representatives chosen by the community to help identify programs that best fit local needs. We seek opportunities for members of the community to develop skills and become part of the project's work force or supply chain. We also strive to help address social needs that can facilitate the community's own development. It is important to ConocoPhillips that any efforts we work on together be owned by the community, and to help build capacity for the community members to take charge of their own future. With these goals in mind, we team with our business partners to evaluate ahead of time the challenges of implementing socioeconomic development programs and how we can improve the likelihood of their success. In these discussions, we seek to respect the community's interest as to the balance they wish to achieve between maintaining their traditions and culture and participating in a cash-based economy.

During our interactions, we learn lessons that help us improve our methodologies and communications. For instance, in Peru, communities in the direct area of influence of our blocks generally received compensation based on the respective total impact to the community as determined by the regulatory environmental impact assessment process. In the past, such financial resources have not been as successful as desired in encouraging sustainable development in these communities, as a majority of communities tend to distribute the compensation funds among its individual families. However, a unique experience transpired in the native community of Nuevo Canaan, the only community to invest in an optimal manner. The community chose to collectively purchase an outboard engine to help with transportation during medical emergencies, a photovoltaic-powered satellite television to help them learn about the world outside their society, and a satellite telephone system that is expected to generate other business opportunities. This is a great example of our how compensation based on community customs generated positive returns the broader community.

Turning to Indonesia, we have successfully supported economic development opportunities for individuals in South Sumatera, Jambi and Riau Islands provinces. These include rubber plantation programs for local farmers and development programs in the fisheries industry. The development of small businesses and cooperatives has had a long-term positive impact on the local community. In the Riau province, we initiated the existence of mobile libraries that make rounds to public places such as schools, markets, and health centers, and have become for many, "the local library." We also have participated in community programs that provide basic necessities for citizens such as electricity, clean water and sanitation.

In Alaska, the 14-mile Nuiqsut Natural Gas Pipeline provides Nuiqsut residents with clean-burning natural gas to heat their homes. ConocoPhillips and its co-venturer in the Alpine field supply the pipeline with up to one million cubic feet of natural gas per day from the Alpine field as part of its land-use agreement with Kuukpik, the Nuiqsut Native Village Corporation. ConocoPhillips provides the gas to the community at no charge. The move to natural gas from heating oil dramatically lowers heating costs for the approximately 125 home owners in Nuiqsut while reducing the community's ongoing GHG emissions and improving the overall health conditions related to air quality. The North Slope Borough financed the $10 million pipeline project.

Indigenous Communities and Environment

We recognize the special relationship indigenous people have with the land and natural environment. Further, we respect their unique knowledge in managing their local environment and conserving biodiversity. While assessing the impact of our operations, we actively seek to learn from the traditional knowledge of indigenous communities as we work with them to develop mitigation strategies to any potential environmental impacts.

In support of our Alaska Chukchi Sea environmental ecological study program, local indigenous subsistence hunters work side by side with western scientists as protected species observers providing traditional knowledge on the behaviors of marine mammals as well as ice and weather conditions. They also serve as Inupiat communicators working closely with the crews to avoid conflicts with subsistence activities. Also in Alaska, we provide financial support for community based traditional knowledge projects that seek to gather traditional knowledge to assist communities and industry with decision making and planning.

Additionally, we collaborate with the University of St. Andrews on the annual St. Andrews Prize for the Environment, which recognizes significant contributions to environmental conservation. Since its launch in 1998, it has attracted entries from more than 50 countries each year on diverse topics, including sustainable development in the Amazon rainforest, urban regeneration, recycling, health and water issues, and renewable energy.

Indigenous Communities and Culture

The unique and long-standing culture of each indigenous group is a vital part of their community. We seek to honor those cultures by taking steps to learn about indigenous societies so that we know how to properly demonstrate respect in our relationships. Some of our larger businesses have cultural awareness training that is required at all levels of the organization. In many cases, our stakeholder engagement leaders and business leaders will educate themselves through mentors in the indigenous community or through the help of local experts. One example is ConocoPhillips' participation in the Aseniwuche Winewak Nation (AWN) Cultural Camp in Canada. This camp is hosted by AWN leaders, elders and community members and is designed to increase understanding between industry and aboriginal peoples in whose traditional territories we work. Typically the camp is held for three days, during which participants listen to community leaders and elders speak about their relationship with the land and the cultural values by which they are guided.

In Peru, our dialogue with the people of the indigenous communities was facilitated by the respect we showed their culture, world view and spirituality, property, possessions and customs. As a result, we were able to carry out both phases of exploration in our previous blocks as a welcomed guest in these communities based on frequent engagement and a solid relationship.

Working With Our Suppliers

Labor Standards

We insist that contractors, suppliers and others who work with us follow the appropriate laws and regulations. We expect suppliers, contractors and others who work on our behalf to be guided by the standards set forth in our Code of Business Ethics and Conduct, including our commitment to conduct our business consistent with the human rights philosophy expressed in the Universal Declaration of Human Rights and the International Labour Organization Declaration on Fundamental Principles and Rights at Work.

Management Systems

The indicators below provide a concise view of the business practices that promote adherence to international labor standards.

Supplier Labor Standards	
Focus Area	Management Systems
Labor Practices	We conduct our business consistent with the human rights philosophy expressed in the Universal Declaration of Human Rights and the International Labour Organization Declaration on Fundamental Principles and Rights at Work, and expect suppliers and contractors working on our behalf to be guided by these principles.
Contract Language	Compliance with applicable laws and regulations is included in supplier contracts.
Supplier Engagement	The company engages with suppliers and contractors on sustainable development issues.

Local Content and Employment

ConocoPhillips places a high priority on purchasing goods and services locally and is committed to giving local contractors and suppliers the opportunity to participate in projects through a competitive bid process. Throughout the United States, we track the amounts we spend with local suppliers. We also look for opportunities to develop local suppliers and promote local hiring as appropriate to meet business needs.

Management Systems

The indicators below provide a concise view of the business practices in support of local content.

Key Area	Implementation Indicators
Local Employment	• Business unit, asset or project plans include support for local employment as appropriate. • Where appropriate, social investment initiatives support the strengthening of local capacity to respond to employment needs.
Local Procurement	• Business unit, asset or project plans include support for local procurement and providing opportunities for local contractors and suppliers as appropriate.
Local Business Development	• Certain business units support local business development initiatives or "incubators." • Where appropriate, social investment initiatives support strengthening of local business development.

Supplier Diversity

In all our operations, we seek to do business with diverse companies and are committed to giving them equal and impartial opportunity. This approach stimulates local economic development and enhances our long-term business performance by improving supplier responsiveness, competition and sustainability.

Our supplier diversity program extends to active participation in organizations that support the development of smaller local businesses in the United States. We are corporate members of the National Minority Supplier Development Council (NMSDC) and the Women's Business Enterprise National Council (WBENC).

If your company is categorized as a small, minority or woman-owned supplier and you are interested in doing business with ConocoPhillips, feel free to register by submitting a supplier profile form.

Internally, we recognize supplier diversity through our Supplier Diversity Leadership Awards program, which recognizes individuals, teams and business units who demonstrate superior leadership in promoting global supplier diversity.

The company is committed to developing supplier diversity worldwide. To leverage corporate synergies and provide program consistency, we are reviewing our current program in light of becoming an independent exploration and production company in 2012.

Sustainable Procurement

Our global supply chain group is contributing to our sustainable development commitments through strategic sourcing, inventory management, our Procure-to-Pay process, our contract system, and improved energy and material efficiency programs. We are developing a sustainable development position that will drive sustainable purchasing; this position will be communicated with internal stakeholders and suppliers. Finally, we are looking at tools to help these groups more easily consider and integrate sustainable development metrics in conducting their purchases and in evaluating our supply chains.



Reporting

Key performance metrics are updated every year. All reported HSE data are based on operated assets only. Environmental data are represented as 100 percent ownership interest regardless of actual share owned by ConocoPhillips.

Performance Data

Air Emissions

Sulfur Oxides (SOx)

Overall, the SOx emissions in 2012 were about 9,400 metric tons, an increase of 51% or about 3,200 metric tons from 2011. SOx emissions on a per-unit basis also increased significantly. The increase was primarily due to improved measurement and emission calculations, as well as increased production, increased flaring requirements due to third party gas plant outages, and inclusion of additional sources in the Lower 48 Permian asset. These increases were partly offset by reductions due to equipment replacement at a Lower 48 plant, improved gas injection rates at a Canada facility, decreased fuel usage in Indonesia and the curtailment of flaring in Asia Pacific due to operation of a new gas pipeline.


Total SOx Emissions
Metric Tons
E&P
Gas Processing
Marine
2012
9,436
2011
6,254
2010
7,988
2009
11,056
2008
11,099


SOx Emissions Per Unit of Production
Metric Tons/MMBOE
Company
E&P
2012
12.10
6.07
2011
7.68
1.90
2010
8.69
2.06
2009
11.59
4.94
2008
11.08
3.72

Nitrogen Oxides (NOx)

NOx emissions in 2012 were about 107,161 metric tons, a decrease of 2% or about 1,680 metric tons from 2011 primarily due to decreased production, fuel consumption and drilling in some operations, partly offset by increases from development activity in the Lower 48 Eagle Ford area and from our Marine operations. This modest decrease in NOx emissions against reduced production volumes resulted in more than a 2% increase in per unit emissions.

Total NOx Emissions
Metric Tons


E&P
Gas Processing
Marine
2012
107,161
2011
108,839
2010
100,455
2009
96,106
2008
91,326

NOx Emissions Per Unit of Production
Metric Tons/MMBOE


Company
E&P
2012
137
124
2011
134
122
2010
109
95
2009
101
85
2008
91
76

Particulate Matter (PM)

PM emissions in 2012 were about 3,100 metric tons, an increase of 16% or about 430 metric tons from 2011. The increase was primarily due to increased need for flaring at several units, development activity in the Lower 48 Eagle Ford area and from our Marine operations. Partly offsetting the increases was a slight reduction in Asia Pacific primarily due to decreased diesel fuel consumption at gas plants and curtailed flaring in Asia Pacific with operation of a new gas pipeline. The rate of PM emissions per unit increased 21%.



Total PM Emissions
Metric Tons
E&P
Gas Processing
Marine
2012
3,114
2011
2,682
2010
3,564
2009
4,554
2008
2,147



PM Emissions Per Unit of Production
Metric Tons/MMBOE
Company
E&P
2012
3.99
2.45
2011
3.30
2.29
2010
3.88
1.35
2009
4.77
3.79
2008
2.14
1.46

Volatile Organic Compounds (VOC)

VOC emissions in 2012 were approximately 98,000 metric tons, a decrease of 11% or about 12,200 metric tons from 2011. The reductions are primarily attributable to improved utilization of a VOC recovery unit, lower production volumes, and improvements in calculation methodologies, partly offset by increases from development activity in the Lower 48 Eagle Ford area, new production facilities and improved inventory procedures. The decrease in emissions resulted in a 7% decrease in VOC emissions per unit from 2011 to 2012.

Total VOC Emissions
Metric Tons



E&P
Gas Processing
Marine
2012
98,035
2011
110,233
2010
113,301
2009
115,289
2008
134,315

VOC Emissions Per Unit of Production
Metric Tons/MMBOE



Company
E&P
2012
125.7
127.1
2011
135.5
132.3
2010
123.3
109.9
2009
120.8
106.8
2008
134.1
125.1

Climate Change and Energy Efficiency

Greenhouse Gas (GHG)

Consistent with our Climate Change Position we track data for greenhouse gas emissions, flaring, and energy. See our most recent Carbon Disclosure Project submission.

For additional information on our approach to addressing climate change issues and concerns, please see Climate Change.

In 2012, total CO2 equivalent GHG emissions (CO2e) were approximately 26 million metric tons, representing a decrease of 3% or 0.8 million metric tons below 2011. The decrease in 2012 emissions was primarily due to curtailed flaring with operation of a new gas pipeline, a flaring reduction initiative and outage of several units for part of the year. While total GHG emissions decreased, so did production volume, resulting in GHG emissions per unit increasing by 1%.


2012 GHG Emissions
N20 (CO2 Equivalent)
0.61%
CO2 from Methane
20.52%
CO2 from Imported Electricity
6.35%
CO2 from Operations
72.52%

Total GHG Emissions (CO_2 Equivalent)
Million Metric Tons


E&P
Gas Processing
Marine
2012
25.8
2011
26.6
2010
27.9
2009
25.9
2008
23.6

Total GHG Emissions Per Unit of Production
Metric Tons/MMBOE


2012
33,090
2011
32,699
2010
30,350
2009
27,156
2008
23,553

Flaring

In 2012, the total flaring volume was 20.7 BCF, a decrease of 33% from 2011. Flaring volume per unit decreased 30%. These decreases are primarily related to significantly lower flaring volumes in Asia Pacific as a new pipeline came on line to transport previously flared gas production, flaring reduction programs in several regions, along with temporary shutdown of some facilities and lower field production, partly offset by development activities in Lower 48.


Flaring Volume
MMCF
E&P
Gas Processing
Marine
2012
20,738
2011
30,749
2010
35,268
2009
26,662
2008
22,496


Flaring Volume Per Unit of Production
MMCF/MMBOE
Company
E&P
2012
26.6
23.1
2011
37.8
34.5
2010
38.4
33.5
2009
27.9
24.5
2008
22.5
20.4

Energy Consumption

Total energy consumption in 2012 was approximately 267 trillion British Thermal Units (BTUs), a reduction of about 16.8 trillion BTUs. Of the 2012 consumption, about 97.5% was from combustion and about 2.5% was from purchased electricity. The decrease in energy consumption in 2012 resulted in reduction of about 2% of energy use per unit.

We continually strive to make our operations more energy efficient. This provides an economic benefit through lower production costs, as well as an environmental benefit from reduced GHG emissions.


Total Energy Used
Trillion BTU
E&P
Gas Processing
Marine
2012
266.6
2011
283.4
2010
271.6
2009
270.0
2008
269.2


Energy Used Per Unit of Production
Trillion BTU/MMBOE
Company
E&P
2012
0.34
0.27
2011
0.35
0.28
2010
0.30
0.25
2009
0.28
0.23
2008
0.27
0.23

Material Efficiency

Waste Management

In 2012, the amount of hazardous waste reported increased by 43,914 metric tons, or 127%, to a total of 78,606 metric tons. The increase was primarily due to improved reporting by one business of well fluids/sludge disposal, increased onshore disposal of spill waste from an Asia Pacific platform, as well as shutdown and maintenance activities in other businesses.



Total Hazardous Wastes Generated
Metric Tons
E&P
Gas Processing
Marine
2012
78,606
2011
34,692
2010
24,332
2009
21,977
2008
3,456



2012 Waste Profile
Metric Tons
Hazardous
9%
Recycled
51%
Non-Hazardous
40%

Safety

Since 2008 the employees and contractors that make up the company's global work force improved our safety performance by about 50% -- decreasing injuries per 100 workers (Total Recordable Rate or TRR) from 0.59 in 2008 to 0.29 in 2012. About one in four injuries were serious enough that the worker had to lose time from work (Lost Workday Case or LWC). In 2012 we also experienced the tragic loss of an employee and a contract worker in separate fatal incidents.



Workforce TRR
2012
2011
2010
2009
2008
Employees
0.11
0.11
0.12
0.17
0.24
Contractors
0.35
0.41
0.43
0.49
0.73
Combined
0.29
0.32
0.32
0.37
0.59



Workforce LWC Rates
2012
2011
2010
2009
2008
Employees
0.02
0.02
0.04
0.08
0.06
Contractors
0.08
0.07
0.07
0.13
0.13
Combined
0.07
0.05
0.06
0.11
0.11

Spills

We respond to spills as soon as they are discovered. While all spills are considered serious, those greater than 100 barrels are defined as significant incidents and trigger immediate reporting to management, as well as extensive investigation and corrective action. In 2012, there were five such significant spills.

We have made progress eliminating the number of spills greater than one barrel of liquid hydrocarbons, with 30% fewer in 2012 than in 2008. The trend has also been improving in the number of significant spills, with the 2012 total 50% lower than in 2008. The volume of liquid hydrocarbon spills in both categories has also declined significantly over the five-year period.

Number of Spills Greater Than 1 Barrel


E&P
Gas Processing
Marine
2012
198
2011
189
2010
241
2009
253
2008
284

Volume of Spills Greater Than 1 Barrel
Barrels


E&P
Gas Processing
Marine
2012
2,206
2011
3,914
20
2,734
2009
3,695
2008
6,170

Number of Spills Greater Than 100 Barrels


E&P
Gas Processing
Marine
2012
5
2011
8
2010
2
2009
8
2008
10

Volume of Spills Greater Than 100 Barrels

Barrels


E&P
Gas Processing
Marine
2012
886
2011
1,876
2010
223
2009
1,465
2008
3,325

Water

In 2012, ConocoPhillips-operated assets withdrew 9.7 million cubic meters of fresh water, a decrease of approximately 1.4 million cubic meters, or 13%. The decrease was primarily due to less ice road building, a plant shutdown and lower crude production.

At our operated assets, we discharged approximately 34 million cubic meters of water, which is a 1% decrease from 2011 related to lower production volumes. The 2012 water discharge volume is also 57% lower than 2008 levels.

In compliance with regulations and local permits, we released 410 metric tons of hydrocarbons in produced water discharged in 2012, an increase of 65 tonnes or 19% over 2011. This was primarily due to one business unit detecting oil at lower levels, and another business unit increasing maintenance activities. Between 2008 and 2012, the company has achieved significant reduction of the volume discharged due to water treatment improvements in Norway, the UK and Indonesia, as well as from the transfer of field ownership of former ConocoPhillips property.



Fresh Water Withdrawn
Million Cubic Meters
E&P
Gas Processing
Marine
2012
9.7
2011
11.2
2010
8.9
2009
8.4
2008
10.1



Water Discharged
Million Cubic Meters
E&P
Gas Processing
Marine
2012
33.9
2011
34.4
2010
42.6
2009
71.4
2008
78.2

Hydrocarbons Discharged With Water
Tonnes


E&P
Gas Processing
Marine
2012
410
2011
345
2010
586
2009
1,229
2008
1,880

Political Contributions

All political contributions are reported twice a year to the compliance and ethics committee. Further details including lists of these contributions can be found in Political Contributions and Political Support Policy & Procedures.

Community and Social Investments

Positive Economic Impacts

Our global operations contribute substantially to social and economic development in the communities in which we operate. For example, our direct economic contributions during 2012 included:

- Jobs – ConocoPhillips employs approximately 16,900 employees around the world.
- Taxes – Our operations generated $11.5 billion in income and other tax revenue to governments.
- Shareholder dividends – ConocoPhillips common stock yielded $3.3 billion in cash dividends.
- Capital investments – ConocoPhillips reinvested $14.2 billion in capital expenditures and investments to find new energy supplies.

Payments to various vendors and suppliers for products and services:

- $7.4 billion for production, operating and exploration expenses
- $1.1 billion for selling, general and administrative expenses.

Note: Taxes, capital investments and payments represent amounts for continuing operations only.

Philanthropic Contributions

ConocoPhillips believes that the company's success depends not only on business successes, but also on our commitment to corporate citizenship. In 2012, our charitable cash contributions totaled approximately $50 million.

For more information about our philanthropic programs, see In Communities.

Employees

As an independent oil and gas exploration and production company, at the end of 2012, we employed 16,900 people worldwide, compared to 17,400 employees in this business in 2011.

Payroll Country Distribution



Australia
China
Great Britain
Indonesia
Norway
Canada
Other Non-OECD
Singapore
USA

2012 Global Diversity	Leadership	All Employees
Women	12.8%	27.5%
Non-U.S. Employees	21.9%	49.5%

Social and Operating Metrics

SOCIAL AND OPERATING METRICS		
Year	2012	2011
Employees at year end	16,900	17,400*
Estimated philanthropic investment (millions of dollars	50	50*
E&P worldwide production (MBOED)	1,578	1,619
Production from natural gas	45%	46%
E&P total proved reserves at year end (billion BOE)	8.6	8.4

*Represents upstream portion of larger total from the former integrated company.

HSE Data Table

Metric	2012					2012			2012	2011	2010	2009	2008
	United States	Canada	EU/Norway	Australia	All Others	E&P	Gas Processing	Marine/Other	Company	Company	Company	Company	Company
Greenhouse Gases	*Tonnes*												
CO2 from operations	7,512,683	2,111,822	2,542,362	2,305,422	4,243,852	12,581,043	5,518,746	616,352	18,716,141	19,530,663	20,731,699	19,453,542	17,941,380
CO2 from imported electricity	864,283	727,312	46,353	314	12	1,038,818	543,818	55,638	1,638,274	1,541,554	1,274,848	1,487,126	1,567,440
Methane (CO2 equivalent)	3,833,331	1,156,623	109,800	31,689	164,855	5,035,131	257,586	3,581	5,296,298	5,371,757	5,767,053	4,835,172	3,928,902
Nitrous Oxide (CO2 equivalent)	112,414	9,364	23,870	3,075	9,793	146,985	7,501	4,030	158,516	166,932	119,893	135,672	146,460
Total Greenhouse Gases	*12,322,711*	*4,005,122*	*2,722,385*	*2,340,500*	*4,418,512*	*18,801,977*	*6,327,651*	*679,601*	*25,809,229*	*26,610,906*	*27,893,493*	*25,911,512*	*23,584,182*
Percentage of Total Company	*47%*	*16%*	*11%*	*9%*	*17%*	*72%*	*25%*	*3%*					
Energy Use					*Trillion BTU*								
Combustion Energy	111.1	35.6	42.8	27.5	42.9	198.2	41.7	19.9	259.9	277.4	265.4	263.8	262.3
Imported Electricity	3.6	2.4	0.3	< 0.1	0.5	4.5	1.8	0.5	6.8	6.0	6.3	6.2	6.9
Total Energy	*114.7*	*38.0*	*43.2*	*27.5*	*43.3*	*202.7*	*43.6*	*20.4*	*266.6*	*283.4*	*271.6*	*270.0*	*269.2*
Percentage of Total Company	*44%*	*14%*	*16%*	*10%*	*16%*	*76%*	*16%*	*8%*					
Waste Gases					*Million Cubic Feet*								
Flaring Volume (routine and non-routine)	7,527	1,042	2,243	3,991	5,935	17,114	3,211	413	20,738	30,749	35,268	26,662	22,496
Total Flaring	*7,527*	*1,042*	*2,243*	*3,991*	*5,935*	*17,114*	*3,211*	*413*	*20,738*	*30,749*	*35,268*	*26,662*	*22,496*
Percentage of Total Company	*36%*	*5%*	*11%*	*19%*	*29%*	*83%*	*15%*	*2%*					
Criteria Air Pollutants					*Tonnes*								
Volatile Organic Compounds (VOC)	77,593	6,013	3,099	1,847	9,483	94,119	1,799	2,117	98,035	110,233	113,301	115,289	134,315
Nitrogen Oxides (NOx)	62,816	15,858	5,895	3,290	19,302	91,831	6,970	8,360	107,161	108,839	100,455	96,106	91,326
Sulfur Oxides (SOx)	8,653	504	84	11	184	4,496	1,913	3,027	9,436	6,254	7,988	11,056	11,099
Particulate Matter (PM)	2,693	151	4	124	142	1,811	800	502	3,114	2,682	3,564	4,554	2,147
Total Criteria Air Pollutants	*151,755*	*22,527*	*9,083*	*5,271*	*29,111*	*192,258*	*11,482*	*14,007*	*217,747*	*228,009*	*225,308*	*227,005*	*238,888*
Percentage of Total Company	*71%*	*10%*	*4%*	*2%*	*13%*	*89%*	*5%*	*6%*					
Wastes					*Tonnes*								
Hazardous Wastes	27	48,976	1,014	2,561	26,028	74,183	3,618	805	78,606	34,692	24,332	21,977	3,456
Non-Hazardous Wastes	241,472	104,438	1,337	580	3,055	309,500	37,912	3,471	350,882	407,693	380,730	377,873	202,252
Recycled Wastes	434,570	148	9,863	2,434	1,145	443,800	2,196	2,164	448,160	278,565	136,238	168,116	114,151
Total Wastes	*676,069*	*153,562*	*12,214*	*5,575*	*30,228*	*827,483*	*43,726*	*6,439*	*877,648*	*720,950*	*541,300*	*567,966*	*319,859*
Percentage of Total Company	*78%*	*17%*	*1%*	*1%*	*3%*	*94%*	*5%*	*1%*					
Water					*Thousand Cubic Meters*								
Fresh Water Used	5,800	*1,194*	*1,903*	*420*	*431*	*6,845*	*1,124*	*1,779*	9,748	11,173	8,864	8,443	10,110
Water Discharged	*665*	*0*	*19,878*	*205*	*13,194*	*31,768*	*619*	*1,555*	33,942	34,373	42,565	71,353	78,184
Oil & Grease Discharged (Tonnes)	*1*	*0*	*241*	*< 1*	*168*	*379*	*1*	*30*	410	345	586	1,229	1,880
Fresh Water Percentage of Total Company	*60%*	*12%*	*20%*	*4%*	*4%*	*70%*	*12%*	*18%*					
Liquid Hydrocarbon Spills					*Number / Barrels*								
Spills > 100 Barrels	4	0	0	0	1	5	0	0	5	8	2	8	10
Volume Spilled from Spills > 100 Barrels	753	0	0	0	133	886	0	0	886	1,876	223	1,465	3,325
Spills > 1 Barrel	155	33	6	0	4	190	7	1	198	189	241	253	284
Volume Spilled from Spills > 1 Barrel	1,723	236	108	0	139	2,192	8	6	2,206	3,914	2,734	3,695	6,170
Volume Recovered from Spills > 1 Barrel	708	214	108	0	134	1,151	7	6	1,164	1,751	1,915	2,145	2,732
Percentage Recovered	*41%*	*91%*	*100%*	*N/A*	*96%*	*53%*	*92%*	*100%*					
Safety Performance					*Number / Rate per 200,000 hours worked*								
Workforce Fatalities	2	0	0	0	0			2	2	0	1	0	2
Workforce Total Recordable Rate	0.35	0.47	0.21	0.50	0.11			0.29	0.29	0.32	0.32	0.37	0.59
Workforce Lost Workday Rate	0.08	0.09	0.06	0.06	0.03			0.07	0.07	0.05	0.06	0.11	0.11
Employee Total Recordable Rate	0.12	0.18	0.03	0.14	0.09			0.11	0.11	0.11	0.12	0.17	0.24
Employee Lost Workday Rate	0.03	0.00	0.00	0.00	0.03			0.02	0.02	0.02	0.04	0.08	0.06
Contractor Total Recordable Rate	0.47	0.55	0.24	0.56	0.11			0.35	0.35	0.41	0.43	0.49	0.73
Contractor Lost Workday Rate	0.11	0.11	0.07	0.07	0.03			0.08	0.08	0.07	0.07	0.13	0.13

N/A - Not Applicable

Note: Rounding adjustments applied to largest value in group, where necessary.

About the Report

This report covers calendar year 2012, replacing the previous report for 2010-2011. It is our first report on sustainable development since the mid-2012 transformation of ConocoPhillips through the spin-off of our downstream assets. The repositioning made us the world's largest independent oil and natural gas company, based on production and proved reserves.

Our vision is to be the exploration and production company of choice for all stakeholders by pioneering a new standard of excellence. Just as we are now focused exclusively on exploration and production, this report covers only related sustainable development activities and practices. Additionally, performance data has been restated to reflect strictly upstream results for recent years.

This report also describes how we do business, and it shares our sustainable development approach and action plans, as well as our successes and challenges. We have provided companywide policies, positions and programs, as well as examples of local initiatives across our worldwide operations. In developing this report, we have drawn upon the Global Reporting Initiative reporting standard, the Oil and Gas Industry Guidance on Voluntary Sustainability Reporting developed by the American Petroleum Institute, the International Petroleum Industry Environmental Conservation Association, and additional resources.

We utilize our Sustainable Development Report to communicate about the key areas of our performance that interest stakeholders. Based on stakeholder feedback, we are continuing to use this website as a primary reporting method. We have also opted to make significant upgrades to this report, providing additional information that is better organized and more reader-friendly.

Our business units also communicate sustainability performance to stakeholders through dialogue, as well as formal reports associated with local regulatory processes. Several ConocoPhillips business units, including Alaska, Canada, China, and Peru published sustainable development reports to communicate performance and to engage with local and regional stakeholders.

In each year beginning in 2007, ConocoPhillips has been named to the Dow Jones Sustainability North America Index, which lists North America's leading, sustainability-driven companies.

Dow Jones
Sustainability Indexes

For more information about this report, contact: SDteam@conocophillips.com

HSE Data Assumptions

All reported HSE data are based on operated assets only and is reported for the period from 2008 through 2012. The figures for this period were restated to represent the current scope of the company's operations. Former operations that were included in the 2012 spin-off of downstream are excluded. Environmental data are represented as 100% ownership interest regardless of actual share owned by ConocoPhillips. Data is reported in metric tons.

Mass, energy and volumetric data are presented for the company's Exploration and Production (E&P), Gas Processing and Marine/Other operations. Other includes an oil terminal, aviation operations and several office/laboratory facilities. Emissions and energy data are also presented for E&P operations and for the whole company on a per-energy-unit-produced basis.

E&P data are normalized using barrels of oil equivalent (BOE) from production operations. For gas production, 6,000 standard cubic feet of gas is assumed to be equal to one BOE. Company data are normalized using BOE from production operations plus gas processing plant activity. For gas processing plants, the BOE includes liquid production of ethane, propane, butane and condensate, or BOE of gas outputs, depending on the facility.

Previously reported data for prior years has been updated as needed to reflect the most current and accurate data available.

Environmental Data Quality and Assurance

Guidelines, calculation tools and training are provided to ConocoPhillips' business units for calculating and reporting environmental incidents, releases and emissions. The businesses are accountable for data completeness and accuracy, and for consistency with accepted reporting practices. A business-level data submission, review and approval process is implemented to provide accountability for the results and to ensure the best possible data quality.

An independent firm periodically conducts a limited assurance review of the ConocoPhillips Sustainable Development Report. In 2013, the company commissioned an independent review of select EHS data within this report.

ERM Certification and Verification Services (ERM CVS) reviewed the data processes used for gathering and aggregating selected corporate 2012 HSE data. Their Assurance Statement which includes their activities, conclusions and observations can be found here. They have also provided ConocoPhillips' management with a more detailed Management Report of their findings and recommendations.

In addition, the corporate health, safety and environment (HSE) function reviews the HSE data for completeness. Internal reviews of 2008, 2010, 2011 and 2012 metrics, and data collection processes employed have been performed by the company's corporate HSE auditors.

Greenhouse Gas Data Scope

All reported HSE data are based on operated assets only. Environmental data are represented as 100% ownership interest regardless of actual share owned by ConocoPhillips.

Of the six Kyoto greenhouse gases, three are emitted at a significant level. These include carbon dioxide, methane and nitrous oxide, represented as CO2- equivalent emission volumes in this report.

Emissions Calculations

The approaches used by the company's businesses in reporting emissions data for greenhouse gases and other compounds are selected from combinations of the following principles that are listed in order of accuracy. Businesses are assisted in moving to more accurate methodologies, which may result in variances due to improved data quality from year to year.

1. Conduct continuous emission monitoring, and with measured exhaust gas flow, compute instantaneous mass emission rate and integrate over the reporting period.
2. Conduct periodic monitoring of exhaust gas flow and composition and estimate mass emission over the reporting period using plant operating records.
3. Estimate emissions using a mass balance and process flow knowledge.
4. Estimate emissions using emission factors provided by the manufacturer's specification, local regulatory authority, AP-42 (Fifth Edition and updates indicated by the EPA web site), API Compendium or other industry standard.

GRI Index

Note: The references in blue are hyperlinks in the electronic version of the GRI Index found at ConocoPhillips.com. Readers interested in exploring this content are encouraged to view the online version of the GRI Index found in the electronic SD Report.

STANDARD DISCLOSURES PART I: Profile Disclosures		
1. Strategy and Analysis		
1.1	Statement from the most senior decision-maker of the organization.	• Letter to Stakeholders

1.2	Description of key impacts, risks, and opportunities.	• Opportunities in a Lower Carbon Business Environment • Greenhouse Gas Regulatory Risk
2. Organizational Profile		
2.1	Name of the organization	ConocoPhillips
2.2	Primary brands, products, and/or services	• Our Company
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures	• Fact Sheet Financial Data
2.4	Location of organization's headquarters	Houston, Texas USA
2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	• Our Company • Fact Sheet Financial Data
2.6	Nature of ownership and legal form	• ConocoPhillips is a publicly traded company incorporated in Delaware and registered on the New York Stock Exchange.
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries)	• We explore for, produce, transport and market crude oil, bitumen, natural gas, liquefied natural gas (LNG) and natural gas liquids on a worldwide basis. At December 31, 2012, our continuing operations were producing in the United States, Norway, the United Kingdom, Canada, Australia, offshore Timor-Leste in the Timor Sea, Indonesia, China, Malaysia, Qatar, Libya and Russia. We manage our operations through six operating segments, which are defined by geographic region: Alaska, Lower 48 and Latin America, Canada, Europe, Asia Pacific and Middle East, and Other International.

2.8	Scale of the reporting organization	• Our Company
2.9	Significant changes during the reporting period regarding size, structure, or ownership	• About the Report
2.10	Awards received in the reporting period	• Awards
3. Report Parameters		
3.1	Reporting period (e.g., fiscal/calendar year) for information provided	• About the Report
3.2	Date of most recent previous report (if any)	• About the Report
3.3	Reporting cycle (annual, biennial, etc.)	• About the Report
3.4	Contact point for questions regarding the report or its contents	• About the Report
3.5	Process for defining report content	• About the Report • Reporting & Transparency
3.6	Boundary of the report (e.g., countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers). See GRI Boundary Protocol for further guidance	• HSE Data Assumptions
3.7	State any specific limitations on the scope or boundary of the report (see completeness principle for explanation of scope)	• HSE Data Assumptions
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations	• HSE Data Assumptions

3.9	Data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the Indicators and other information in the report. Explain any decisions not to apply, or to substantially diverge from, the GRI Indicator Protocol	• HSE Data Assumptions
3.10	Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g.,mergers/acquisitions, change of base years/periods, nature of business, measurement methods).	• HSE Data Assumptions
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report	• HSE Data Assumptions
3.12	Table identifying the location of the Standard Disclosures in the report	• GRI Index
3.13	Policy and current practice with regard to seeking external assurance for the report	• HSE Data Assumptions
4. Governance, Commitments, and Engagement		
4.1	Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight	• Governance • Committees
4.2	Indicate whether the Chair of the highest governance body is also an executive officer	Ryan M. Lance, Chairman and CEO of ConocoPhillips

4.3	For organizations that have a unitary board structure, state the number and gender of members of the highest governance body that are independent and/or non-executive members	• Board of Directors
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	• Contact Board of Directors
4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization's performance (including social and environmental performance)	• Accountability for Sustainability Issues
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided	• Bylaws • Ethics Booklet
4.7	Process for determining the composition, qualifications, and expertise of the members of the highest governance body and its committees, including any consideration of gender and other indicators of diversity	• Governance Guidelines
4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation	• Our Approach
4.9	Procedures of the highest governance body for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles	• Sustainable Development Governance

4.10	Procedures of the highest governance body for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles	• Sustainable Development Governance
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses	• Reporting & Transparency
4.13	Memberships in associations (such as industry associations) and/or national/international advocacy organizations in which the organization: * Has positions in governance bodies; * Participates in projects or committees; * Provides substantive funding beyond routine membership dues; or * Views membership as strategic	• Lobbying Related Activities Trade Association Membership • Reporting & Transparency
4.14	List of stakeholder groups engaged by the organization	Key Stakeholders • Reporting & Transparency
4.15	Basis for identification and selection of stakeholders with whom to engage	Our Approach • Stakeholder Engagement Principles • Key Stakeholders • Reporting & Transparency
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	Reporting & Transparency • Stakeholder Engagement Principles

4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting.	Common Questions • Reporting & Transparency

STANDARD DISCLOSURES PART II: Disclosure on Management Approach (DMAs)		
Aspects		
	Water	Letter to Stakeholders • Implementing Our Water Strategy
	Biodiversity	• Letter to Stakeholders • Biodiversity Strategy • Biodiversity
	Products and services	Producing Energy • Oil & Gas
	Compliance	Health Safety and Environment • Governance Ethics Booklet • SPIRIT Values
	Employment	Careers • HR • HR Forms
	Labor/management relations	• Positive Work Environment

	Occupational health and safety	• Our Safety Commitment
	Training and education	• Career Development
	Diversity and equal opportunity	• Diversity & Inclusion Equal Employment Opportunity
	Equal remuneration for women and men	• Diversity & Inclusion Equal Employment Opportunity
	Investment and procurement practices	Working with our Suppliers • Voluntary Principles on Security and Human Rights • Respecting Human Rights
	Non-discrimination	Diversity & Inclusion • Equal Employment Opportunity • Labor Issues • Respecting Human Rights
	Freedom of association and collective bargaining	• Labor Issues • Respecting Human Rights
	Child labor	• Labor Issues • Respecting Human Rights
	Prevention of forced and compulsory labor	• Labor Issues • Respecting Human Rights
	Security practices	• Voluntary Principles on Security and Human Rights • Respecting Human Rights
	Indigenous rights	• Indigenious Peoples Management Systems
	Assessment	• Respecting Human Rights
	Remediation	• Respecting Human Rights
	Local communities	• Engaging with Communities
	Corruption	• Governance Ethics Booklet
	Public policy	• Political Support Policy and Procedure

	Anti-competitive behavior	• Governance Ethics Booklet
	Compliance	• Health Safety and Environment Policy • Governance Ethics Booklet • Spirit Values
	Customer Health and Safety	• Safety Data Sheets
	Product and service labeling	• Safety Data Sheets
	Compliance	SPIRIT Values • Governance Ethics Booklet • Our Safety Commitment

STANDARD DISCLOSURES PART III: Economic Performance		
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change	• Risks & Opportunities
EC3	Coverage of the organization's defined benefit plan obligations	• Retirements • Benefits
EC4	Significant financial assistance received from government;	
EC6	Range of ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation	• Local Content and Employment
EC7	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	• Performance Data
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts	Health Safety Environment and Social Assessments • Integration of Sustainability into Business Process

Environmental		
EN2	Percentage of materials used that are recycled input materials	• Performance Data
EN3	Direct energy consumption by primary energy source	• Performance Data
EN4	Indirect energy consumption by primary source	• Performance Data
EN5	Energy saved due to conservation and efficiency improvements	• Performance Data
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives	• Can Oil Sands be Developed Responsibily • Reducing GHG Emissions
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	• Natural Resources • Biodiversity Initiatives
EN13	Habitats protected or restored	• Natural Resources
EN14	Strategies, current actions, and future plans for managing impacts on biodiversity	• Integrating Biodiversity • Biodiversity Strategies • Business Processes
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk	• Business Processes
EN16	Total direct and indirect greenhouse gas emissions by weight	• Performance Data
EN17	Other relevant indirect greenhouse gas emissions by weight	• Performance Data
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	• Reducing GHG Emissions

EN20	NOx, SOx, and other significant air emissions by type and weight	• Performance Data
EN21	Total water discharge by quality and destination	• Performance Data
EN22	Total weight of waste by type and disposal method	• Performance Data
EN23	Total number and volume of significant spill	• Performance Data
EN24	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally	• Performance Data
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	• Our Commitments
EN27	Percentage of products sold and their packaging materials that are reclaimed by category	
EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	• We paid or settled a total of $60,310.00 in 2012
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce	
Social: Labor Practices and Decent Work		
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region and by gender	• Performance Data

LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases	• Health Improvement Incentive • Why Choose ConocoPhillips
LA11	Average hours of training per year per employee by gender, and by employee category	• Careers Development
Social: Society		
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures	• Governance Ethics Booklet
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country	• Political Contributions • State Local Political Campaign Contributions • Other Politically Related Requests • Lobbying Related Activities Trade Association Membership
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	• We paid or settled a total of $60,310.00 in 2012.
Social: Product Responsibility		
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes	• 2012 Annual Report

PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	• Safety Data Sheets
PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes	
PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship	• Who We Are • Governance Ethics Booklet • Our Safety Commitment • Gas and Power Price Reporting
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	• We paid or settled a total of $60,310.00 in 2012
Oil & Gas Sector Supplement		
OG1	Volume and type of estimated proved reserves and production	• Fact Sheet Financial Data
OG4	Number and percentage of significant operating sites in which biodiversity risk as been assessed and monitored	• Biodiversity Strategy • Integrating Biodiversity
OG5	Volume and disposal of produced water	• Performaing Data
OG6	Volume of flared and vented hydrocarbon	• Performance Data

OG9	Operations where indigenous communities are present of affected by activities and where specific engagement strategies are in place	• Indigenous Peoples • Management Systems
OG12	Operations where involuntary resettlement took place, the number of households resettled in each and how their livelihoods were affected in the process	• Management Systems

Reporting Statements

Safe Harbor Statement

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. You can identify our forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions. Forward-looking statements relating to ConocoPhillips' operations are based on management's expectations, estimates and projections about ConocoPhillips and the petroleum industry in general on the date the presentations are given. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

Factors that could cause actual results or events to differ materially include, but are not limited to, potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating exploration and production facilities; lack of, or disruptions in, adequate and reliable transportation for our crude oil, natural gas, natural gas liquids, bitumen and LNG; inability to timely obtain or maintain permits, including those necessary for drilling and/or development, construction of LNG terminals or regasification facilities; comply with government regulations; or make capital expenditures required to maintain compliance; failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future exploration and production and LNG development; potential disruption or interruption of our operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber attacks; international monetary conditions and exchange controls; substantial investment or reduced demand for products as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under environmental regulations; liability resulting from litigation; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG or natural gas liquids pricing, regulation or taxation; other political, economic or diplomatic developments; and international monetary fluctuations; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to our business; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; delays in, or our inability to implement, our asset disposition plan; inability to obtain economical financing for development, construction or modification of facilities and general corporate purposes; and the operation and financing of our joint ventures.

Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting ConocoPhillips' business generally as set forth in ConocoPhillips' filings with the Securities and Exchange Commission (SEC). ConocoPhillips is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

ERM CVS Independent Assurance Statement
ConocoPhillips 2012 online Sustainability Report

Scope and objectives

ERM Certification & Verification Services (ERM CVS) was engaged by ConocoPhillips to undertake a review of ConocoPhillips' corporate level processes for collecting, aggregating and reporting selected 2012 Health, Safety and Environmental (HSE) data in the on-line 2012 Sustainability Report (the Report).

The objective of our engagement was to obtain limited assurance on whether the **2012 data for the Company Operated Total** for the following indicators have been properly collected, aggregated and reported from the data submitted by the reporting units:

Environment:

- SOx (tonnes)
- NOx (tonnes)
- Particulate matter (tonnes)
- Volatile Organic Compounds (VOCs) (tonnes)
- Total Greenhouse Gases (GHG); Total CO_2 from company operations (Scope 1); total CO_2 from imported electricity (Scope 2) (Million tonnes in CO_2 equivalent)
- Flaring volume (MMCF)
- Energy used (Trillion BTUs)
- Hazardous wastes (tonnes)
- Non-hazardous wastes (tonnes)
- Recycled wastes (tonnes)
- Number and volume of spills greater than 1 barrel
- Number and volume of spills greater than 100 barrels
- Fresh water used (million m3)
- Water discharged (million m3)
- Hydrocarbons discharged with water (tonnes)

Health and safety:

- Fatalities (Employees and contractors)
- Total Recordable Rate (TRR) for employees, contractors and combined
- Total Lost Workday Cases (LWC) for employees, contractors and combined

We also reviewed:

- the methodology used to report the total 2012 Scope 3 GHG emissions estimate in the 2013 submission to the Carbon Disclosure Project (CDP);
- the explanatory notes for the selected indicators included in the Report for consistency with our findings.

The limitations of our review

Our engagement was limited to reviewing the corporate level processes for collecting, aggregating and reporting the corporate totals for the selected HSE data for 2012. As we were not requested to visit reporting units, we are not providing an opinion on the reliability of the source data.

Our conclusions

Based on the assurance activities undertaken, nothing has come to our attention to suggest that the 2012 company operated total data in the Report for the indicators listed under 'Scope and objectives' above have not been collected, aggregated and reported in accordance with the internal reporting criteria, and are consistent with the data in the internal reporting systems.

For the total 2012 scope 3 GHG emissions estimate in the 2013 submission to CDP, nothing has come to our attention to indicate that the data are not suitable for CDP reporting purposes, given the inherent uncertainties associated with the available methods for determining calculating or estimating the underlying information.

We also confirm that the explanatory notes in the Report for each indicator reflect the variance explanations provided by the reporting units.

Respective responsibilities and ERM CVS's independence

ConocoPhillips is responsible for preparing the Report and for the collection and presentation of the information within it. ERM CVS's responsibility is to express our assurance conclusions on the agreed scope.

ERM CVS is a member of the ERM Group. The work that ERM CVS conducts for clients is solely related to independent assurance activities and training programmes related to auditing techniques and approaches. Our processes are designed and implemented to ensure that the work we undertake with clients is free from bias and conflict of interest. ERM CVS and the staff that have undertaken work on this assurance exercise provide no consultancy related services to ConocoPhillips in any respect.

Reporting criteria and assurance standards

We based our work on ConocoPhillips' internal criteria and procedures for the collection, review and consolidation for the selected data which are based on the EPA and IPIECA guidelines as described in the section 'HSE Data Assumptions' of the Report. We performed our work in accordance with ERM CVS' assurance methodology, which is based on the International Standard for Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Information issued by the International Auditing and Assurance Standards Board (ISAE 3000).

Our assurance approach

A multi-disciplinary team of sustainability, GHG and assurance specialists performed the following activities:

- A review of the corporate guidelines for reporting the quarterly and annual HSE data from the reporting units, including definitions, conversion factors and review/control procedures.

- A review of the 2012 data reported by each reporting unit to the corporate HSE department to check the completeness of reporting by all reporting units.
- A detailed variance analysis of the 2012 data for the selected indicators compared to the 2011 data for those indicators, which we used at reporting unit and corporate levels to assess the effectiveness of the internal review processes and the completeness of the relevant explanatory notes in the Report.
- Interviews with staff responsible for managing, aggregating and reviewing HSE data at corporate level.
- Telephone interviews with staff responsible for collecting and reviewing the HSE data for the indicators within the scope of our review at reporting unit level for Lower 48, Alaska, Canada and Indonesia.
- Discussions with senior staff responsible for ConocoPhillips' sustainability and climate change strategy and the overall content of the Report.

Observations and recommendations

We have provided ConocoPhillips with a separate detailed management report. Without affecting the conclusions presented above, we have the following observations and key recommendations:

- ConocoPhillips has internal procedures in place for the reporting of HSE data from the reporting units to corporate, including technical worksheets for estimating emissions. We recommend updating these procedures in line with the current business profile and latest emission factors.

- ConocoPhillips has an electronic process to track reporting unit data submission to its HSE metrics database. We recommend the introduction of written review procedures requiring formal annual sign-off at the reporting unit and corporate levels to improve the consistency and auditability of the internal data review process.

- ConocoPhillips periodically conducts internal audits of reporting unit HSE compliance, including adherence to the procedures for HSE reporting. We recommend adding an external assurance process, to include visits to reporting units to verify the source data, and to undertake external assurance in future years prior to the publication of the Sustainability Report.

- ConocoPhillips publishes information concerning its sustainability performance on its external website. We recommend adding a downloadable version of the current and prior year reports to the website to improve accessibility for users.

- ConocoPhillips predominantly uses annually-reported HSE metrics to track performance. We recommend increasing the frequency of internal reporting on key corporate HSE performance indicators, as well as introducing targets, in order to enhance the monitoring and management of the corporate sustainability strategy and to promote performance improvement.

Jennifer Iansen-Rogers
Head of Report Assurance Services

30 August, 2013

ERM Certification and Verification Services, London

www.ermcvs.com

Email: post@ermcvs.com

ERMCVS

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Izetta Smith

*** FISMA & OMB Memorandum M-07-16 ***

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Anne B. Lawson

*** FISMA & OMB Memorandum M-07-16 ***

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

J.P.Morgan

11-7-13

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **ConocoPhillips (Cusip: 20825C104)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of 2,000 shares worth of company shares continuously for one year or more.

Praxis Value Index Fund/Account FISMA & OMB Memorandum M-07 **31,637 shares**

Sincerely,

Catherine Nitschke

November 12, 2013

Ellen D. Goldberg

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 79 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Ellen Goldberg

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 12, 2013

Izetta Smith

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 185 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Izetta Smith

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 18, 2013

Anne B. Lawson

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 55 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Anne B. Lawson

Anne B. Lawson

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

Our Sustainable Development Commitments

Increase Availability of Cleaner Energy	Be Transparent and Accountable	Operate Safely
Benefit Communities	Minimize Environmental Footprint	Invest in Employees
Improve Energy and Material Efficiency	Work Ethically	Ensure Long-term Viability

Vision & Values

Our vision is to be the E&P company of choice for all stakeholders by pioneering a new standard of excellence. Our SPIRIT Values consist of Safety, People, Integrity, Responsibility, Innovation and Teamwork.

Our vision and values are essential building blocks in the continued success of ConocoPhillips. We further define and uphold our values through the following policies and positions.

Policies

Key ConocoPhillips operating policies include:

- Code of Business Ethics and Conduct
- Health, Safety and Environmental Policy
- Political Support Policy and Procedures
- Political Contributions
- Substance Abuse Policy

Accountability for Sustainability Issues

Each of the company's various businesses are responsible for integrating sustainability issues into day-to-day operations, project development and decision-making, and are held accountable through an annual performance management process. Members of senior management have final responsibility for developing corporate strategy, reporting company performance, and assisting the businesses with implementation of sustainability.

Sustainable Development Governance

Sustainable Development Governance includes direction and oversight from the Public Policy Committee of the Board of Directors and the Executive Leadership Team (ELT). As shown in the diagram, there is an executive champion for each of the key focus areas of sustainability – human rights, stakeholder engagement, water, biodiversity and climate change. To assure alignment between functions and businesses, and to provide for practical operational insight into key actions, we have established a Sustainable Development Leadership Team. This team works with topic Issue Working Groups and Networks of Excellence to build consistency and quality into our approach to sustainable development implementation.

ConocoPhillips Sustainable Development Governance



Public Policy Committee (Board)
Executive Leadership Team (ELT)
ELT Champions for Sustainable Development, Human Rights, Stakeholder Engagement, Water/Biodiversity, Climate Change
Periodic reviews to set direction, assess progress, adjust goals and action plans
Sustainable Development Leadership Team includes Corporate Planning & Development, Business Units, Health, Safety & Environment, Exploration, Business Development, Legal, Government Affairs, Technology & Projects, others as appropriate.
Assess and adjust priorities and plans, assure alignment
Water Issues Group
Climate Change Issues Group
Biodiversity Issues Group
Human Rights & Social Issues Group
Stakeholder Engagement Group
Networks of Excellence
Develop and recommend implementation strategies, goals, guidance, assess-ments, engage in positions and messaging

The public policy committee oversees our positions on public policy issues, including climate change and on matters that may impact the company's reputation as a responsible corporate citizen, including sustainable development actions and reporting.

Sustainable Development (SD) Planning Cycle



> SD Positions
> Monitor & address emerging issues
> Company Strategy
> Action Plans - Biodiversity, water, climate change
> Long Range Plan (LRP) Integration
> Engagement
PLAN
DO
> Implementation
- SD Standard
- HSE Management System
- Business Unit Action Plans
> Functional Excellence
- Issues Working Group
- Issues Discussion Forums
- Network of Excellence
> Engagement & Communications
- Corporate/Local SD Reports
- External Engagement
Policy and Leadership
ADJUST
ASSESS
> Strategies & Action Plans
> Program Authorization
> Project Reviews
> LRP Results
> Capital Project Management System
> New Country Entry
> Sustainable Development Scorecard
> Assessments - Biodiversity, water, climate change
> Action Plan Review
> LRP Review
> Environmental Performance Assurance
> External Reporting
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Government Reporting
- External Verification
- SEC Disclosure

New Country Entry

A new-venture project team must ensure that the identified risks and constraints are understood, documented and addressed in order for the project to obtain approval.

Before starting a venture in a new country, we take several steps to assess the potential sustainability and business risks. Once an opportunity is identified and a request for approval is drafted, a new-country-entry risk report is prepared. A preliminary due-diligence assessment is conducted to identify significant risks, including social and environmental concerns, and define how they will be managed.

The new-country entry request is then reviewed by the business-unit leadership and the CEO. In some cases, such as areas at high risk of political instability, consultation with the board of directors would take place. If we are entering into a joint venture, we use these assessments during negotiations with potential co-venturers to outline the risks identified, clearly state our expectations on environmental and social-issue performance, and discuss how the venture would manage these concerns.

Before entering a new country – or for other new developments, when warranted by the geopolitical environment – the company assesses the political risk of a potential investment. The majority of

An example plan, shown below could include 3-4 key focus areas and show linkage to Technology and other functions.


Understanding our Footprint, Risks and Opportunities
> Metrics/ measurement/forecast
> Internal/external emission reporting
> Strategic and Long Range Planning
> Life Cycle Assessment
Reducing our Footprint & Driving Performance
> Goal setting
> Efficiency improvement
> Sharing Best Practices
> Indicators of implementation
Businesses, Technology & Projects, HSE
Understanding our Exposure
> Policy impact analysis
> Cost forecasting
> Evaluating risks
> Prioritizing action
> New business opportunities
Engaging Externally
> Key Stakeholders
> Policy development
> External communications
> Strategic alliances

Project Development

Project Authorization Guidelines -- Project and program approvals follow a consistent framework to manage for project economics, deliverables, reviews, authorization and funding. These guidelines communicate standard techniques to analyze and develop viable projects and effectively communicate the project's value and risks so that management can make a fully informed decision. The intent of these guidelines is to work in concert with specific functional and management processes to deliver projects that consistently outperform industry average and level the playing field so management decisions are based on information that is consistent, comparable and of appropriate quality.

The Capital Project Management System is a project management system codified in a set of documents that define requirements and provide guidance. It applies to all Project Development and Procurement personnel throughout the phases of any project and is a foundational element of how ConocoPhillips executes projects. Through effective use of this system, the company aims to deliver projects that are safe, transparent, predictable and competitive.

Sustainable Development Standard -- Within the Capital Project Management System there is a Sustainable Development Standard. The standard defines the minimum requirements for ConocoPhillips Project Management Teams for applying Sustainable Development principles in the management of capital projects.

The standard refers to the criteria for using the Sustainable Development Scorecard and risk assessments for climate change, water, and biodiversity, as well as the social performance plan requirement. The standard also refers to the ConocoPhillips HSE Due Diligence standard for further guidance on how to account for Sustainable Development issues in new business ventures, joint ventures, or real property transactions.

Health, Safety, Environmental and Social Integration

We conduct assessments to identify how our business practices might impact the communities and ecosystems in areas where project development is planned. By identifying specific issues and the requirements of the host country, we can assess potential impact and how those issues can be avoided or mitigated. In determining what issues to investigate during the assessment, we begin with the host country's legal requirements, and supplement these as needed in order to address the issues covered by our own HSE standards and sustainable development positions.

HSE/SD Tools for the Asset Life Cycle

Exploration and Business Development	Project Development	Business Unit (BU) Operations	Decommissioning and Disposition
Early Opportunities/ New Country Entry **Contracts Development** **Preliminary HSE Assessment** > Due Diligence > Health, Safety & Environment (HSE) Risk Evaluation > Environmental, Social & Health Impact Assessment (ESHIA) Scoping **Exploration** > ESHIA > Permitting > HSE Management System > Stakeholder Engagement > Social Investment	**Authorization Guidelines/ Management System** > Risk Register > ESHIA > Stakeholder Management > Social Performance Plans > SD Standard > SD Scorecard > Biodiversity Considerations > Climate Change Considerations > Water Considerations **Joint Venture / Non Operated** > Action and Influence Plan	**HSE Sustainable Development (SD) Management Systems** > Climate Change Action Plan > Water Action Plan > Stakeholder Engagement Plan > Social Performance Plan > Biodiversity Action Plan > Human Rights Training > Security and Human Rights **Joint Venture / Non Operated** > HSE Due Diligence Standard	**HSE Due Diligence Process** > HSE Management System > Project Management System

Knowledge Transfer

- Identify and develop opportunities linked to successful water management systems at a local level, and then apply this knowledge to our assets.
- Develop and implement technologies to reduce the environmental impact of the company's water footprint.
- Utilize the company's Research and Development resources including the Global Water Sustainability Center to drive technology advances.

We assess measure and monitor our freshwater usage at our operated assets. Based on these assessments, we then manage our water consumption and discharge in an environmentally responsible manner. ConocoPhillips continues to improve data collection related to our freshwater use around the globe. The key elements of our approach are illustrated in the following diagram.



Focus on Priority Assets
Integration
Optimizing Our Water Use
Pursuing New Business Opportunities
Technology
Report Water Data

Water Strategy Governance

Responsibility for managing water strategic issues rests with the ConocoPhillips Executive Leadership Team. The company's Sustainable Development Group provides regular reports to the ConocoPhillips Executive Leadership Team and the Public Policy Committee of the Board of Directors on water issues.

The Public Policy Committee oversees our positions on public policy issues. The Sustainable Development Group is responsible for ensuring that the ConocoPhillips Executive Leadership Team and Board of Directors are aware of the risks and opportunities associated with water in our business, and for ensuring that these issues are integrated, as appropriate, into company strategic decisions. Business units and functions share best practices in water through working groups and Networks of Excellence.

Risk Assessments

When evaluating water risks, ConocoPhillips starts at a high level with an enterprise-wide search for issues around the world. Using the IPIECA Global Water Tool and other internal expertise to screen for risks, we then take a deeper look at potential water risks or opportunities using tools such as the GEMI Local Water Tool.

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Izetta Smith

*** FISMA & OMB Memorandum M-07-16 ***

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

Anne B. Lawson

*** FISMA & OMB Memorandum M-07-16 ***

with a copy to:
Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network
2503 Walnut Street, Suite 201
Boulder, CO 80302
hollytesta@firstaffirmative.com

J.P.Morgan

11-7-13

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **ConocoPhillips (Cusip: 20825C104)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of 2,000 shares worth of company shares continuously for one year or more.

Praxis Value Index Fund/Account FISMA & OMB Memorandum M-07-16 **31,637 shares**

Sincerely,

Catherine Nitschke

November 12, 2013

Ellen D. Goldberg
*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 79 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X
Ellen Goldberg

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 12, 2013

Izetta Smith

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 185 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

X____________________
Izetta Smith

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

November 18, 2013

Anne B. Lawson

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

I hereby submit the enclosed shareholder proposal as a co-filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.The primary filer for this resolution is The Needmor Fund.

I am the beneficial owner of 55 shares of ConocoPhillips common stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. I have owned at least $2,000 in common stock for more than one year. I intend to hold at minimum $2,000 in ConocoPhillips common stock through the date of the annual meeting in 2014. Verification of ownership will be sent under separate cover by DTC custodian Foliofn Investments, Inc.

The Needmor Fund as the primary filer is deputized to withdraw the resolution on our behalf. First Affirmative Financial Network is my investment advisor, and is authorized to represent me in dialogue and correspondence. Please send all correspondence to: Holly A. Testa, Director, Shareowner Engagement, 2503 Walnut Street, Suite 201, Boulder, Colorado 80302/ hollytesta@firstaffirmative.com/ 303-641-5190.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Anne B. Lawson

Anne B. Lawson

CC: Holly A. Testa, First Affirmative Financial Network
Daniel Stranahan, The Needmor Foundation
Timothy Smith, Walden Asset Management

Enclosures: resolution

Our Sustainable Development Commitments

Increase Availability of Cleaner Energy	Be Transparent and Accountable	Operate Safely
Benefit Communities	Minimize Environmental Footprint	Invest in Employees
Improve Energy and Material Efficiency	Work Ethically	Ensure Long-term Viability

Vision & Values

Our vision is to be the E&P company of choice for all stakeholders by pioneering a new standard of excellence. Our SPIRIT Values consist of Safety, People, Integrity, Responsibility, Innovation and Teamwork.

Our vision and values are essential building blocks in the continued success of ConocoPhillips. We further define and uphold our values through the following policies and positions.

Policies

Key ConocoPhillips operating policies include:

- Code of Business Ethics and Conduct
- Health, Safety and Environmental Policy
- Political Support Policy and Procedures
- Political Contributions
- Substance Abuse Policy

Accountability for Sustainability Issues

Each of the company's various businesses are responsible for integrating sustainability issues into day-to-day operations, project development and decision-making, and are held accountable through an annual performance management process. Members of senior management have final responsibility for developing corporate strategy, reporting company performance, and assisting the businesses with implementation of sustainability.

Sustainable Development Governance

Sustainable Development Governance includes direction and oversight from the Public Policy Committee of the Board of Directors and the Executive Leadership Team (ELT). As shown in the diagram, there is an executive champion for each of the key focus areas of sustainability – human rights, stakeholder engagement, water, biodiversity and climate change. To assure alignment between functions and businesses, and to provide for practical operational insight into key actions, we have established a Sustainable Development Leadership Team. This team works with topic Issue Working Groups and Networks of Excellence to build consistency and quality into our approach to sustainable development implementation.



ConocoPhillips Sustainable Development Governance
Public Policy Committee (Board)
Executive Leadership Team (ELT)
ELT Champions for Sustainable Development, Human Rights, Stakeholder Engagement, Water/Biodiversity, Climate Change
Periodic reviews to set direction, assess progress, adjust goals and action plans
Sustainable Development Leadership Team includes Corporate Planning & Development, Business Units, Health, Safety & Environment, Exploration, Business Development, Legal, Government Affairs, Technology & Projects, others as appropriate.
Assess and adjust priorities and plans, assure alignment
Water Issues Group
Climate Change Issues Group
Biodiversity Issues Group
Human Rights & Social Issues Group
Stakeholder Engagement Group
Networks of Excellence
Develop and recommend implementation strategies, goals, guidance, assess-ments, engage in positions and messaging

The public policy committee oversees our positions on public policy issues, including climate change and on matters that may impact the company's reputation as a responsible corporate citizen, including sustainable development actions and reporting.

Sustainable Development (SD) Planning Cycle


> SD Positions
> Monitor & address emerging issues
> Company Strategy
> Action Plans - Biodiversity, water, climate change
> Long Range Plan (LRP) Integration
> Engagement
> Implementation
- SD Standard
- HSE Management System
- Business Unit Action Plans
> Functional Excellence
- Issues Working Group
- Issues Discussion Forums
- Network of Excellence
> Engagement & Communications
- Corporate/Local SD Reports
- External Engagement
PLAN
DO
ASSESS
ADJUST
Policy and Leadership
> Sustainable Development Scorecard
> Assessments - Biodiversity, water, climate change
> Action Plan Review
> LRP Review
> Environmental Performance Assurance
> External Reporting
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Government Reporting
- External Verification
- SEC Disclosure
> Strategies & Action Plans
> Program Authorization
> Project Reviews
> LRP Results
> Capital Project Management System
> New Country Entry

New Country Entry

A new-venture project team must ensure that the identified risks and constraints are understood, documented and addressed in order for the project to obtain approval.

Before starting a venture in a new country, we take several steps to assess the potential sustainability and business risks. Once an opportunity is identified and a request for approval is drafted, a new-country-entry risk report is prepared. A preliminary due-diligence assessment is conducted to identify significant risks, including social and environmental concerns, and define how they will be managed.

The new-country entry request is then reviewed by the business-unit leadership and the CEO. In some cases, such as areas at high risk of political instability, consultation with the board of directors would take place. If we are entering into a joint venture, we use these assessments during negotiations with potential co-venturers to outline the risks identified, clearly state our expectations on environmental and social-issue performance, and discuss how the venture would manage these concerns.

Before entering a new country -- or for other new developments, when warranted by the geopolitical environment -- the company assesses the political risk of a potential investment. The majority of

An example plan, shown below could include 3-4 key focus areas and show linkage to Technology and other functions.


Understanding our Footprint, Risks and Opportunities
> Metrics/ measurement/forecast
> Internal/external emission reporting
> Strategic and Long Range Planning
> Life Cycle Assessment
Reducing our Footprint & Driving Performance
> Goal setting
> Efficiency improvement
> Sharing Best Practices
> Indicators of implementation
Businesses, Technology & Projects, HSE
Understanding our Exposure
> Policy impact analysis
> Cost forecasting
> Evaluating risks
> Prioritizing action
> New business opportunities
Engaging Externally
> Key Stakeholders
> Policy development
> External communications
> Strategic alliances

Project Development

Project Authorization Guidelines -- Project and program approvals follow a consistent framework to manage for project economics, deliverables, reviews, authorization and funding. These guidelines communicate standard techniques to analyze and develop viable projects and effectively communicate the project's value and risks so that management can make a fully informed decision. The intent of these guidelines is to work in concert with specific functional and management processes to deliver projects that consistently outperform industry average and level the playing field so management decisions are based on information that is consistent, comparable and of appropriate quality.

The Capital Project Management System is a project management system codified in a set of documents that define requirements and provide guidance. It applies to all Project Development and Procurement personnel throughout the phases of any project and is a foundational element of how ConocoPhillips executes projects. Through effective use of this system, the company aims to deliver projects that are safe, transparent, predictable and competitive.

Sustainable Development Standard -- Within the Capital Project Management System there is a Sustainable Development Standard. The standard defines the minimum requirements for ConocoPhillips Project Management Teams for applying Sustainable Development principles in the management of capital projects.

The standard refers to the criteria for using the Sustainable Development Scorecard and risk assessments for climate change, water, and biodiversity, as well as the social performance plan requirement. The standard also refers to the ConocoPhillips HSE Due Diligence standard for further guidance on how to account for Sustainable Development issues in new business ventures, joint ventures, or real property transactions.

Health, Safety, Environmental and Social Integration

We conduct assessments to identify how our business practices might impact the communities and ecosystems in areas where project development is planned. By identifying specific issues and the requirements of the host country, we can assess potential impact and how those issues can be avoided or mitigated. In determining what issues to investigate during the assessment, we begin with the host country's legal requirements, and supplement these as needed in order to address the issues covered by our own HSE standards and sustainable development positions.

HSE/SD Tools for the Asset Life Cycle

Exploration and Business Development	Project Development	Business Unit (BU) Operations	Decommissioning and Disposition
Early Opportunities/ New Country Entry **Contracts Development** **Preliminary HSE Assessment** > Due Diligence > Health, Safety & Environment (HSE) Risk Evaluation > Environmental, Social & Health Impact Assessment (ESHIA) Scoping **Exploration** > ESHIA > Permitting > HSE Management System > Stakeholder Engagement > Social Investment	**Authorization Guidelines/ Management System** > Risk Register > ESHIA > Stakeholder Management > Social Performance Plans > SD Standard > SD Scorecard > Biodiversity Considerations > Climate Change Considerations > Water Considerations **Joint Venture / Non Operated** > Action and Influence Plan	**HSE Sustainable Development (SD) Management Systems** > Climate Change Action Plan > Water Action Plan > Stakeholder Engagement Plan > Social Performance Plan > Biodiversity Action Plan > Human Rights Training > Security and Human Rights **Joint Venture / Non Operated** > HSE Due Diligence Standard	**HSE Due Diligence Process** > HSE Management System > Project Management System

Knowledge Transfer

- Identify and develop opportunities linked to successful water management systems at a local level, and then apply this knowledge to our assets.
- Develop and implement technologies to reduce the environmental impact of the company's water footprint.
- Utilize the company's Research and Development resources including the Global Water Sustainability Center to drive technology advances.

We assess measure and monitor our freshwater usage at our operated assets. Based on these assessments, we then manage our water consumption and discharge in an environmentally responsible manner. ConocoPhillips continues to improve data collection related to our freshwater use around the globe. The key elements of our approach are illustrated in the following diagram.



Focus on Priority Assets
Integration
Optimizing Our Water Use
Pursuing New Business Opportunities
Technology
Report Water Data

Water Strategy Governance

Responsibility for managing water strategic issues rests with the ConocoPhillips Executive Leadership Team. The company's Sustainable Development Group provides regular reports to the ConocoPhillips Executive Leadership Team and the Public Policy Committee of the Board of Directors on water issues.

The Public Policy Committee oversees our positions on public policy issues. The Sustainable Development Group is responsible for ensuring that the ConocoPhillips Executive Leadership Team and Board of Directors are aware of the risks and opportunities associated with water in our business, and for ensuring that these issues are integrated, as appropriate, into company strategic decisions. Business units and functions share best practices in water through working groups and Networks of Excellence.

Risk Assessments

When evaluating water risks, ConocoPhillips starts at a high level with an enterprise-wide search for issues around the world. Using the IPIECA Global Water Tool and other internal expertise to screen for risks, we then take a deeper look at potential water risks or opportunities using tools such as the GEMI Local Water Tool.